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03003636

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Toyota Industries Corp.

*CURRENT ADDRESS

PROCESSED

**FORMER NAME

FEB 11 2003

**NEW ADDRESS

THOMSON
FINANCIAL

FILE NO. 82- 5712 FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dl

DATE : 2/5/03



File No. 82-5112

Exhibit 1



ANNUAL REPORT 2002

Year ended March 31, 2002

TOYOTA INDUSTRIES CORPORATION

Profile

What is now Toyota Industries Corporation ("Toyota Industries") was founded in 1926 as Toyoda Automatic Loom Works, Ltd. by the renowned Japanese inventor Sakichi Toyoda to manufacture automatic looms. The enterprise proceeded over the years to diversify into such fields as automobiles, forklift trucks and electronics. In line with its strategy of globalization, Toyota Industries now has production facilities in Europe, North America and other regions.

The business universe of Toyota Industries consists of four segments: Automobile, which comprises the vehicle (automobile assembly), engine and car air-conditioning compressor businesses; Materials Handling Equipment, which specializes in forklift trucks and other materials handling equipment; Textile Machinery, which covers the spinning and weaving machinery businesses; and Others, which includes electronics and other businesses. Each of these segments already has or is building a secure footing in its particular fields. The Car Air-Conditioning Compressor and Materials Handling Equipment businesses currently make up the mainstays of Toyota Industries' operations, while the Electronics Business is well positioned to develop into the core of its future operations.

We aim to develop technological and market synergies among our various businesses in order to produce added value in terms of overall performance.

Contents



TOYOTA
ANNUAL REPORT 2002

The cover of this annual report shows the silhouettes of Toyota Industries' main products. From left to right: 7SEU16 compressor, 1CD diesel engine, TOYOTA's small car Vitz (Yaris), GENEO (7FG/D) internal combustion counterbalanced forklift truck, BT REFLEX AC reach truck, JAT610 air-jet loom, and low-temperature polysilicon TFT-LCDs (manufactured by ST-LCD).

Cautionary Statement with Respect to Forward-Looking Statements

This annual report contains projections and other forward-looking statements that involve risks and uncertainties. Such projections and forward-looking statements are based on the current expectations and estimates of Toyota Industries Corporation and its Group companies regarding their plans, outlook, strategies and results for the future. All such projections and forward-looking statements are based on management's assumptions and beliefs derived from the information available to it at the time of producing this report and are not guarantees of future performance. These projections and forward-looking statements are subject to change without notice, and Toyota Industries Corporation and its Group companies will not necessarily inform you of such changes. Therefore, it is advised that you should not rely solely upon these projections and forward-looking statements in making your investment decisions. You should also be aware that certain risks and uncertainties could cause the actual results of Toyota Industries Corporation and its Group companies to differ materially from any projections or forward-looking statements discussed in this report. These risks and uncertainties include, but are not limited to, the following:

i) Domestic and overseas economic conditions, particularly levels of consumer spending, demand for our products and private sector capital expenditure
ii) Adverse changes in laws and regulations, such as trade restrictions and tariffs, or stricter safety or emissions regulations, resulting in higher costs and/or sales restrictions
iii) Currency exchange rate fluctuations, notably involving yen, U.S. dollars, Asian currencies and the euro—the currencies in which Toyota Industries Corporation and its Group companies have holdings and use to conduct their international business
iv) Fluctuations in market prices of securities in which Toyota Industries Corporation and its Group companies have substantial holdings
v) The ability of Toyota Industries Corporation and its Group companies to maintain their strength in many product development and geographical areas, through such means as new product development and launches in highly competitive markets characterized by continual new product introductions, rapid technological advances and fluctuations in demand
vi) Effects of natural disasters, terrorist activities or war
vii) Other factors such as greater price competition in Asia, North America and Europe resulting from industry overcapacity or other factors; higher fuel prices; labor or other constraints on the ability of Toyota Industries Corporation and its Group companies to restructure their business; work stoppages at their or key supplier facilities; and the discovery of defects in their products resulting in delays in new product launches, recall campaigns, increased warranty costs or litigation.

Financial Highlights

Toyota Industries Corporation
Years ended March 31, 2002 and 2001

	Millions of yen			Thousands of U.S. dollars
	2002	2001	% change	**2002**
For The Year				
Net sales	**¥ 980,163**	¥ 767,383	27.7 %	**$ 7,355,820**
Operating income	**46,330**	47,304	(2.1)	**347,692**
Income before income taxes	**47,866**	38,220	25.2	**359,220**
Net income	**27,311**	22,637	20.6	**204,961**
Depreciation and amortization	**55,174**	46,454	18.8	**414,064**
Capital expenditures	**88,320**	127,273	(30.6)	**662,814**
Research and development expenses	**29,985**	26,196	14.5	**225,028**
Per share of common stock (in yen or U.S. dollars):				
Net income — basic	**87.28**	75.90	15.0	**0.66**
Net income — diluted	**78.26**	67.77	15.5	**0.59**
Cash dividends	**19.00**	17.00	11.8	**0.14**
At Year-End				
Total assets	**¥1,770,401**	¥1,869,642	(5.3)%	**$13,286,311**
Shareholders' equity	**878,812**	951,298	(7.6)	**6,595,212**
Number of employees	**23,056**	21,118	9.2	

Note: U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥133.25 = US$1, the approximate exchange rate on March 29, 2002.



Net Sales
(¥ Billion)
1,000
800
600
400
200
0
FY 98 99 00 01 02
Net Income
(¥ Billion)
30
20
10
0
FY 98 99 00 01 02
Total Assets
(¥ Billion)
2,000
1,500
1,000
500
0
FY 98 99 00 01 02
Shareholders' Equity
(¥ Billion)
1,000
800
600
400
200
0
FY 98 99 00 01 02

At a Glance

Toyota Industries has been and will be aggressively switching its focus from the Textile Machinery Segment, the business upon which the Company was founded, to more diverse sectors. These include the Automobile Segment, comprising the vehicle (automobile assembly), engine and car air-conditioning compressor businesses, and the Materials Handling Equipment Segment, which specializes in forklift trucks and other materials handling equipment. The Others Segment includes the Electronics Business, which we expect will be the main driving force of future growth.

Essentially, Toyota Industries is a conglomerate focused on a variety of core businesses. We aim to enhance the value of the Company as a whole by exploiting synergies among the key technologies and markets cultivated by each business division.

Note: Segment net sales figures do not include intersegment transactions. However, segment operating income figures do include operating income arising from intersegment transactions.

Automobile Segment

The Automobile Segment, comprising vehicles (automobile assembly), engines, car air-conditioning compressors and other businesses (including foundry parts for engines and electronic components for automobiles), currently accounts for 57.5% of consolidated net sales. Our Vehicle Business produces four models: Vitz (Yaris overseas), a compact car popular in Japan and Europe; RAV4; bB Open Deck; and Sprinter Carib (Corolla Wagon overseas. Discontinued in the first half of fiscal 2003). Our Engine Business produces more than ten engine models, including the 1CD and 1HD diesel engines and the 1FZ, 5E and 2UZ gasoline engines. Our Car Air-Conditioning Compressor Business develops and produces various types of compressors, including swash plate compressors with fixed displacement, swash plate compressors with continuous variable displacement, and scroll-type compressors. We supply these products to the world's leading auto manufacturers through DENSO Corporation.

Net sales of the Automobile Segment for fiscal 2002 totaled ¥563.6 billion. Operating income was ¥29.0 billion.



Vitz (Yaris)

1CD Diesel Engine

7SEU16 Compressor

Business/Operation	Products
Vehicle	Passenger vehicles
Engine	Diesel engines
	Gasoline engines, etc.
Car Air-Conditioning Compressor	Car air-conditioning compressors, etc.
Others	Electronic equipment for automobiles
	Foundry parts for automobiles, etc.

Materials Handling Equipment Segment

The Materials Handling Equipment Segment produces and markets the GENEO (7FG/D overseas) internal combustion counterbalanced forklift truck, the GENEO-B (7FB overseas) electric counterbalanced forklift truck, automated storage and retrieval systems, and automatic guided vehicle systems. In June 2000, we acquired BT Industries AB ("BT Industries"), a leading warehouse truck company based in Sweden. This expanded our product lineup. In April 2001, we absorbed Toyota Motor Corporation's Industrial Equipment Sales Division with a view to accelerating our responses to market needs.

Net sales of the Materials Handling Equipment Segment for fiscal 2002 rose to ¥353.0 billion as a result of the consolidation of BT Industries. Operating income was ¥13.4 billion.



GENEO-B (7FB15)

BT REFLEX AC
Reach Truck

Rack Sorter P
Automated Storage and Retrieval System (Pallet Type)

Business/Operation	Products
Industrial Vehicle	Counterbalanced forklift trucks
	Warehouse trucks, etc.
Materials Handling System	Automated storage and retrieval systems
	Automatic guided vehicle systems, etc.

Percentage of Net Sales


3.1%
3.4%
36.0%
57.5%

■ Automobile
□ Materials Handling Equipment
■ Textile Machinery
■ Others

Textile Machinery Segment

The Textile Machinery Segment is engaged in the manufacture and sales of spinning and weaving machinery. The Spinning Machinery Business produces ring spinning frames, roving frames, drawing frames and combing machines. The Weaving Machinery Business manufactures air-jet looms, water-jet looms and preparatory machinery for weaving, such as sizing machines and automatic drawing-in machines.

While sales of spinning machinery for fiscal 2002 increased over fiscal 2001, sales of weaving machinery decreased. Net sales of the Textile Machinery Segment totaled ¥30.7 billion. Despite concerted efforts to streamline management, this decrease in sales resulted in an operating loss of ¥0.4 billion. During the first three months of 2002, we received a large order for a total of some 3,900 air-jet looms from a group of textile manufacturers in Jiangsu Province, China. These sales will be included in fiscal 2003, and we therefore expect sales of our Weaving Machinery Business to show a substantial increase.

RX240NEW Ring Spinning Frame



JAT610 Air-Jet Loom

Business/Operation	Products
Spinning Machinery	Ring spinning frames
	Roving frames
	Drawing frames, etc.
Weaving Machinery	Air-jet looms
	Water-jet looms
	Sizing machines, etc.

Others Segment

The Others Segment comprises businesses that we entered comparatively recently. Although our operations in these fields are still relatively limited, we expect them to become a key pillar of Toyota Industries in the future. ST Liquid Crystal Display Corp. ("ST-LCD")*, a 50-50 joint venture with Sony Corporation, forms the core of this new business sphere. In April 1999, ST-LCD began production of low-temperature polysilicon TFT-LCDs, a next-generation product. Also in this segment, TIBC Corporation, a joint venture with Ibiden Co., Ltd., began production of ball grid array (BGA) plastic package substrates for IC chipsets, and flexible printed circuit (FPC) substrates for smart cards in April 1999. This segment also includes the manufacture and sales of press dies and production equipment.

Net sales of the Others Segment for fiscal 2002 totaled ¥32.8 billion. Operating income was ¥4.5 billion.

** As ST-LCD is an affiliate, its sales and operating income are not included in the consolidated figures, but are accounted for by the equity method.*





Low-Temperature Polysilicon TFT-LCDs



Plastic Package Substrates

Business/Operation	Products
ST Liquid Crystal Display Corp.	Low-temperature polysilicon TFT-LCDs
TIBC Corporation	Ball grid array (BGA) plastic package substrates for IC chipsets
	Flexible printed circuit (FPC) substrates for smart cards
Others	Press dies, etc.

To Our Shareholders



Akira Yokoi
Chairman

Tadashi Ishikawa
President

In November 2001, Toyota Industries Corporation ("Toyota Industries") celebrated its 75th anniversary. Looking back, we feel both gratitude and pride. Gratitude for the support we have received over the years from our shareholders, customers, local communities and employees. Pride in our evolution from a specialized manufacturer of automatic looms into an enterprise with a wide and varied business universe. To reflect this diversification and make the width of our activities more clearly recognizable, in August 2001 we changed the name of the Company from Toyoda Automatic Loom Works to Toyota Industries Corporation. Looking forward, our corporate vision is as clear as our new name is apt.

Excellent Performance Despite Adverse Environment

For fiscal 2002, ended March 31, 2002, Toyota Industries posted consolidated net income of ¥27.3 billion (US$205.0 million) on consolidated net sales of ¥980.2 billion (US$7,355.8 million), up 20.6% and 27.7%, respectively, over fiscal 2001. Both these figures marked record highs for a second consecutive year. However, consolidated operating income decreased by 2.1% to ¥46.3 billion (US$347.7 million).

Slowdown of the World Economy

Our results were all the more remarkable given the adverse business environment prevailing in the fiscal year. The growth of the Japanese economy was anemic, with further signs of deflation, and the government restricted in its policy options due to its huge fiscal deficit. Expectations of radical economic structural and fiscal reforms by the government were raised but not met. The U.S. economy, which had been robust for almost a decade, slowed consequent to the bursting of the information technology (IT) "bubble" and the terrorist attacks on New York and Washington. Economic growth in Europe and Asia also slowed as a result of the downturn in the IT industry.

Despite the unfavorable business environment, we were able to improve on the consolidated results of fiscal 2001 because we succeeded in implementing a clearly defined strategy that exploited our competitive strengths in each segment and in making further significant cost reductions. The consolidation of the financial results of BT Industries AB ("BT Industries") for the full year and a weakening of the yen also worked to our advantage.

Note: *U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥133.25=US$1, the approximate exchange rate on the Tokyo Foreign Exchange Market on March 29, 2002.*

All Segments in Good Shape

Although the performance of Toyota Industries' business segments varied, most increased their net sales over fiscal 2001 and maintained their operating incomes at the fiscal 2001 level.

Note: *Segment net sales figures do not include intersegment transactions. However, segment operating income figures do include operating income arising from intersegment transactions.*

Automobile Segment

Net sales totaled ¥563.6 billion (US$4,229.6 million), up 23.2% over fiscal 2001 and accounting for 57.5% of total net sales. The increase was due mainly to a rise in sales of car air-conditioning compressors and the fact that Toyota Motor Corporation ("TMC") changed its purchasing policy and started charging for engines and other parts for automobiles we assemble that had previously been supplied free. Operating income was ¥29.0 billion (US$217.3 million), up 1.5%.

Materials Handling Equipment Segment

Net sales totaled ¥353.0 billion (US$2,649.5 million), an increase of 49.3% over fiscal 2001. Operating income was ¥13.4 billion (US$100.3 million), down 8.1%, due mainly to a one-time amortization of goodwill following the transfer of TMC's Industrial Equipment Sales Division to Toyota Industries in April 2001. The increase in sales reflected two major changes. In June 2000, Toyota Industries acquired BT Industries, a leading warehouse truck manufacturer.

BT Industries' sales were consolidated in Toyota Industries' results for the full fiscal year, whereas they were consolidated only for the second half of fiscal 2001. The second was the integration of TMC's Industrial Equipment Sales Division in April 2001, which increased net sales by approximately ¥27 billion (US$202 million).

Textile Machinery Segment

Net sales totaled ¥30.7 billion (US$230.4 million), a decrease of 7.6% from fiscal 2001. While the Spinning Machinery Business achieved better year-on-year results because a sales increase in Bangladesh outweighed decreased exports to Uzbekistan, the Weaving Machinery Business suffered from decreases in sales of air-jet looms in South Korea, Taiwan, Indonesia and China. The overall result was an operating loss of ¥0.4 billion (US$2.9 million). In a very encouraging sign for fiscal 2003, approximately 70 textile manufacturers in Wujiang, Jiangsu Province, China, had placed orders for a total of more than 3,900 air-jet looms by the end of March 2002. These sales will be included in fiscal 2003.

Others Segment

Net sales totaled ¥32.8 billion (US$246.3 million), down 18.0% from fiscal 2001. The global IT slump led to a decrease in the sales of our subsidiary, TIBC Corporation ("TIBC"). Sales of press dies and production equipment also dipped. Operating income was ¥4.5 billion (US$33.6 million), an increase of 2.7%. Improved profitability in businesses other than the Electronics Business in this segment made up for decreased sales by TIBC. Meanwhile, ST Liquid Crystal Display Corp. ("ST-LCD"), which is our affiliate and not consolidated but is accounted for by the equity method in Toyota Industries' consolidated financial results, was also directly hit by the high-tech sector collapse, but maintained its sales and profitability at the same level as fiscal 2001.

Achievements in Fiscal 2002

Business Integration

A key motivation for the absorption of TMC's Industrial Equipment Sales Division was a strong will to strengthen the global competitiveness of our Materials Handling Equipment Segment, one of our core businesses. Toyota Industries now has full responsibility for the development, manufacture, sales and marketing of all TOYOTA-brand industrial equipment, centered on forklift trucks. The integration of development and manufacturing expertise with strong sales and marketing capabilities should make for more flexible management and faster decision-making in response to changes in the market.

In May 2001, Toyota Industries and DENSO Corporation ("DENSO") agreed to integrate their production of car air-conditioning compressors. Toyota Industries is taking over production of car air-conditioning compressors at DENSO's Toyohashi Plant in Japan. Overseas, production will be shared between the two companies on a country-by-country basis. All our car air-conditioning compressors will continue to be supplied to DENSO for marketing to major automakers worldwide.

Cost Reduction Activities

Toyota Industries embarked on an ambitious three-year cost reduction program to be implemented throughout the Company starting April 2001. We achieved most of the objectives in the first year, i.e. fiscal 2002. We established a special project team in each business division to ensure that our cost reduction activities were systematic and thorough. As well as enhancing our ongoing VE (Value Engineering) and VA (Value Analysis) activities, we reduced general expenses and head office fixed costs, and sought to optimize our procurement of materials and components globally. Some more difficult tasks remain, and tackling them will be a priority for the second year of the program.

Exploiting IT

The exploitation of the latest advances in IT is one of our important strategic objectives. We believe that the potential impact of IT on competitiveness will be significant. Using IT, we are overhauling our traditional way of doing business to accelerate management processes, reduce costs and improve productivity.

We installed three-dimensional CAD (Computer Aided Design) systems throughout the Company with a view to shortening lead-times and further improving productivity in our development and production departments. Thanks to the introduction of V-Comm (Virtual & Visual Communication System), the lead-time of the bB Open Deck, marketed in June 2001, was reduced by 30%. We are pushing ahead with the introduction of ERP (Enterprise Resource Planning) systems to facilitate improvements in overall management and to allow swifter decision-making through universal access to a unified management database. We are gradually harnessing ERP to upgrade our accounting, procurement, personnel and production management.

Partial Adoption of In-House Company System

Taking advantage of TMC's transfer of its Industrial Equipment Sales Division to Toyota Industries in April 2001, we created TOYOTA Material Handling Company ("TMHC") as a uniquely independent corporate entity within Toyota Industries. The purpose of this move is to achieve swifter decision-making in the Materials Handling Equipment Segment so that it can better cope with ever-changing market trends and survive escalating global mega-competition. TMHC, though not legally incorporated, has its own highly autonomous management and will be evaluated on such criteria as return on assets and cash flows, as well as by levels of sales and operating income. The effects of the business integration and the introduction of the in-house company system are manifest in our achievement of a 40.6% share of the Japanese forklift truck market in calendar 2001, a record high and marking a third successive year of market shares above 40%.

Reorganization of the Headquarters

In January 2002, we embarked on a reorganization of the headquarters with the aim of strengthening its roles in acting as the springboard for corporate growth, and in creating new values through an organic combination of technologies and markets generated by our diverse business universe.

Based on its key functions, the headquarters was divided into the Corporate Center, which is responsible for the strategy and administration of the whole company, and the Business Support Center, which provides support and services to divisions and departments. This partition clarified the roles of the headquarters, and we believe it led to improved business efficiency and faster decision-making. We also established specialized departments such as the Business Planning Department, which is in charge of generating ideas for the creation of new products and services that may develop into future business pillars, and the Technical Planning Department, which unifies and administers our diverse technologies. We also strengthened those functions where the headquarters had not previously played an adequate role, such as the management of technologies and the development of personnel specialized in the Toyota Production System.

To coincide with the reorganization, we set out to change the mind-set of our employees, and laid down five key values as an action guide for them. These values are detailed on page 14.

Entering the Aftermarket for Car Air-Conditioning Compressors

In July 2001, Toyota Industries established ACTIS Manufacturing, Ltd. LLC ("ACTIS") in Grapevine, Texas, as a joint venture with DENSO and Toyota Tsusho Corporation. ACTIS, a remanufacturer of car air-conditioning compressors for the North American market, started production in March 2002. The company was created to cope with the rising demand for remanufactured compressors, itself a response to social and environmental needs for more efficient utilization of automotive part resources. Armed with our long-accumulated know-how in production technologies and quality control, ACTIS intends to reinforce its competitiveness in the remanufactured compressor aftermarket. In February 2002, TD Deutsche Klimakompressor GmbH ("TDDK"), our European base for car air-conditioning compressors, also commenced the remanufacture of car air-conditioning compressors.

With respect to the value chain, Toyota Industries will expand its car air-conditioning compressor operations by strengthening the aftermarket business and related services, and providing higher customer satisfaction.

New Products

Toyota Industries is committed to developing new products that accurately reflect market needs and satisfy customers. During fiscal 2002, we continued to develop, manufacture and market new products that are fully in tune with the needs of our customers. Some of the following may become mainstays of Toyota Industries' future lineup.

In June 2001, TMHC marketed the Rail-Less Partner Rack, a "rail-less" addition to the Mobile Rack lineup launched in July 2000. Capitalizing on the unique technology developed for automatic guided vehicle systems, the product uses electromagnetic guidance, rather than rails, to move shelves around warehouse



Tadashi Ishikawa
President

facilities. Another new product in the Materials Handling Equipment Segment is a new version of the High-Pick Lift, an electric order picking truck for loads of 0.5 to 1.5 tons, introduced in October 2001. The new model complements our warehouse equipment lineup, allowing us to provide materials handling solutions fine-tuned to the diverse needs of customers. Both the Rail-Less Partner Rack and the High-Pick Lift are available in Japan only.

During the fiscal year under review, BT Industries also launched several new products, including warehouse trucks, in the European and North American markets.

In April 2001, our Vehicle Division began production of the TOYOTA RAV4, a compact SUV. Our output is exported to North America and Europe. In June 2001, we began production of the TOYOTA bB Open Deck. With such distinctive features as a rear open deck, the bB Open Deck appeals to those who favor an outdoor, active lifestyle. It is available in Japan only.

The Compressor Division launched the 5SE12, a compact, lightweight compressor with one-way swash plate and continuous variable displacement. The 5SE12 delivers excellent fuel efficiency and acceleration by controlling displacement via sensors that monitor the operating environment.

In June 2001, our Technology Development Center developed and launched the 1.5kW DC-AC inverter for the TOYOTA Estima Hybrid. This product increases the recreational- and business-use features of a hybrid vehicle.

Together with Applied Materials Inc., headquartered in the U.S., our Compressor Division jointly developed a next-generation dry vacuum pump for application in semiconductor processing equipment, and started marketing the product in October 2001. The pump is distinguished by its reliability, compactness, light weight, high throughput, quiet operation, clean vacuum and energy efficiency.

Capital and Business Collaboration

In May 2002, following the conclusion of a comprehensive agreement on capital and business collaboration between Toyota Industries and Aichi Corporation ("Aichi"), Aichi made an allocation of new shares to Toyota Industries. As a result, Toyota Industries now holds 34% of Aichi's outstanding shares. We also obtained a warrant, an option that if exercised in May 2003 will raise our holding to 51%. In the future, we intend to include Aichi in our network of subsidiaries once we hold a majority of its shares. Although currently suffering from poor business performance due to the deteriorating market environment, Aichi is a leading manufacturer of aerial lift equipment, with a market share of more than 70% in Japan. Toyota Industries will provide Aichi with capital, production technology and production control know-how. In time, we plan to transfer TMHC's manufacturing operations for special-purpose vehicles, including aerial lift equipment, to Aichi, and make it into a specialized manufacturer of these vehicles. TMHC will in turn concentrate on the manufacture of materials handling equipment such as forklift trucks and warehouse equipment. Through efficient allocation of management resources, we will work to turn around Aichi's performance as well as expand our shareholder value.

Medium-Term Management Vision for a Prosperous Future

Toyota Industries has strategies for both the short and medium term. In May 2001, we unveiled our medium-term vision for growth, which targets consolidated net sales of more than ¥1 trillion and consolidated ordinary income of ¥80 billion by fiscal 2006. To make this a reality, we intend to allocate significant management resources to the Materials Handling Equipment Segment and Car Air-Conditioning Compressor Business in order to further reinforce their already high competitive advantage. We will also promote new technologies and business areas that will form the core of our future operations, including the Electronics Business. We will take actions to secure our global prominence, maintain a high standard of quality control, engage in cost reduction activities, revolutionize business procedures through utilization of IT, and focus on the development of personnel with specialized knowledge of the Toyota Production System, which is a source of our competitive edge.

Business Outlook for Fiscal 2003

The future course of the world economy is even more unpredictable than ever. The slowdown in the IT field and the aftermath of the terrorist attacks on the U.S. in September 2001 have created great uncertainty. We expect that in fiscal 2003, ending March 31, 2003, Toyota Industries will face increasingly challenging economic conditions. Though showing signs of recovery, our electronics-related businesses will be challenged to fully counter the influences of the global

To Our Shareholders

IT collapse. We are also concerned that our Materials Handling Equipment Segment will suffer especially from its vulnerability to lower demand in the North American market. The Vehicle Business will face difficult times ahead as production of the Vitz (Yaris in Europe), our mainstay vehicle, is likely to decrease as a result of intensifying competition in the domestic compact car market and TMC's full-fledged local production of Yaris in France. Although demand for car air-conditioning compressors is expected to increase in the European market, automakers are clamoring ever louder for reduced prices.

In these circumstances, we will seek to ensure that our products and services are attuned to customer needs. We will also continue with our cost reduction activities. A wider use of IT in improving management efficiency and a continued review of our organizational structure will be on the agenda, too.

For fiscal 2003, we forecast consolidated net sales of ¥990 billion (US$7,429.6 million), up 1.0% over fiscal 2002, ordinary income of ¥48 billion (US$360.2 million), up 0.3%, and net income of ¥23.5 billion (US$176.4 million), down 14.0%.

Note: *The financial projections set forth above are based upon a number of assumptions and estimates that, while presented with numerical specificity and considered reasonable by us when taken as a whole, are inherently subject to significant economic, business, competitive, regulatory and operational uncertainties, contingencies and risks, many of which are beyond our control. Financial projections are necessarily speculative in nature, and it can be expected that one or more of the assumptions underlying the projections will prove not to be valid, and unanticipated events and circumstances are likely to occur. Actual results will vary from the financial projections and those variations may be material. Consequently, this report should not be regarded as a representation by us or any other person that the financial projections will be achieved. Current negative market trends in the global economy make it particularly difficult at present to predict product demand and other related matters.*

Crouching Before Leaping

The most important aspect of our corporate mission is to increase shareholder value. We consistently aim to improve profitability, increase shareholder value and achieve stable corporate growth through implementation of ambitious strategies with specific goals in each business area, and by streamlining management. Concurrently, as a responsible corporate citizen, we emphasize activities to protect the natural environment and fulfill our other social responsibilities. We thank all of our stakeholders, including shareholders, customers, suppliers, local communities and employees, for their support.

Toyota Industries has achieved double-digit growth for the past three years. Though we expect the growth to slow down in fiscal 2003, we believe that will be just temporary. Just as high-jumpers momentarily crouch before starting their run-up to the bar for the maximum muscular effect, so corporations need time to gather strength before stepping forward to further growth. We believe fiscal 2003 will be such a year for us. In this annual report, we include as much information as available at the time of publication to describe the direction in which the management team is trying to lead Toyota Industries. We sincerely hope this report will help all stakeholders to understand where we have come from, where we are now, and where we are going. As we look to secure further growth in shareholder value, we respectfully request a continuation of the support we have enjoyed to date.

July 1, 2002

Akira Yokoi
Chairman

Tadashi Ishikawa

Tadashi Ishikawa
President



Toyota Industries in Focus



Reorganization of the Headquarters

In recent years, both the scale and speed of changes in the business environment surrounding Toyota Industries, including market needs and technological development, have increased as never before. Unless we cope with the changes flexibly, we cannot survive in the face of unrelenting global competition. It is also increasingly important to develop technological and market synergies among our various businesses in order to create new values. As we build up our global business presence and advance into new business fields, it is vital that we reinforce the functions of the headquarters, which is responsible for plotting the course of the Company and acting as a catalyst for corporate growth.

In January 2002, we embarked on a reorganization of the headquarters with the aim of making full use of the strengths generated by our diverse business universe and promoting a higher level of growth and prosperity.

Based on its key functions, the headquarters was divided into the Corporate Center, which is responsible for the strategy and administration of the Company as a whole, and the Business Support Center, which provides support and services to divisions and departments. As a result of this move, we believe the role of the headquarters became clearer, enabling improved business efficiency and faster decision-making. We also established new departments and strengthened those functions where the headquarters had not previously played a sufficiently satisfactory role. Specifically, the Corporate Center sets company-wide management strategies, allocates management resources, creates new growth businesses by moving into areas where we can apply our advantages, and develops management personnel. The Business Support Center provides each business division and the Corporate Center departments with highly specialized expertise.



Headquarters' Structural Reform



Corporate Center
Existing Headquarters
Functions that support corporate management
Business Support Center
Functions that support businesses

Dividing the existing headquarters into two functionally distinct organizations: a "Corporate Center" and a "Business Support Center"

Staff at the headquarters are also expected to change their way of thinking to a strategically oriented type. By transforming itself into a service-oriented entity with highly specialized expertise in order to provide optimal support and services, the headquarters will be able to act as a unifying force in the pursuit of clear strategic goals.

The headquarters will delegate even more authority for day-to-day operations to the individual divisions and the in-house company. This will enable each division to act as an autonomous entity, allowing swifter, more flexible and self-sufficient management in line with each division's characteristics.

Corporate Organization


Board of Directors
Chairman
President
Corporate Center
Functions that support corporate management
• Formulating corporate strategy for the entire company
• Searching for and developing new businesses
• Strengthening TPS (Toyota Production System), etc.
Business Support Center
Functions that support businesses
This section will provide services that are essential to the operations of business units and other departments.
TOYOTA Material Handling Company
Textile Machinery Division
Compressor Division
Vehicle Division
Engine Division
Technology Development Center
Mechatronics Engineering Sub-Division
Machinery & Tools Sub-Division

Strengthening the Roles of the Headquarters

As part of the recent reorganization, we have established the Business Planning Department in the Corporate Center in order to focus our accumulated information, expertise and technologies on the task of continually and systematically generating ideas for the creation of new products and services that may develop into future business pillars.
We have also set up the Technical Planning Department to unify and administer our diverse technologies. An organic combination of our technological resources will act both as a catalyst in producing new value and a spur to the development and execution of our medium- to long-term technological strategies within the context of our latest technological development and company-wide management strategies.

The Toyota Production System ("TPS"), which was originally formulated by Toyota Motor Corporation, also symbolizes our basic concept of production and serves as one of the essential sources of our competitiveness. In order to fully establish TPS within Toyota Industries and familiarize more employees with the system, we set up a specialized department within the Corporate Center.

Five Values to Shape Our Principles and Guide Our Behavior

For continuous growth and prosperity in the face of increasingly intense global competition, we embarked on an administrative reform of the headquarters in January 2002, redefining its role and reorganizing its structure. To ensure that the reform takes firm root, we are taking measures to make each and every employee aware of the true meaning of the reform and committed to its success. To this end, we laid down five key values as an action guide for our employees.


PROFESSIONAL EXCELLENCE
CUSTOMER ORIENTATION
CHALLENGE TO CHANGE
GLOBALIZATION
TEAMWORK

The Five Values



Global Perspective—Learning from the Best in the World, Aiming to Become the Best in the World

The spirit of Toyota Industries' origins can be expressed thus: "Put your heart into research and creation, constantly staying ahead of the times." This means a total commitment to creating new value and making a contribution to global development. In order to achieve these goals, we will work to become the best in the world in all of our endeavors. Taking up every challenge, we will equip ourselves with the necessary perspectives, technology, skills and proficiency in communication, and aim to become known as the world's best, both individually and as a company.

Forging Partnerships with Our Customers and Exceeding Their Expectations

Since the Company's foundation, we have strived to put ourselves in the position of the customer in order to better respond to their needs. By visiting customers, listening to what they have to say and engaging in direct communication, we will continue to do our utmost to embody these needs, including those as yet unperceived, in our products and services. In order to achieve this goal, we will always ensure that the basis of any idea is totally customer-oriented.

Welcoming New Challenges—Unbound by Convention, We Embrace the Challenge of Creation

The acceleration of deregulation, advances in information technology and the rapid progress of economic globalization have all served to intensify competition. Today, conventional frameworks and past experience are not always relevant. Rather, we must meet new challenges with the weapons of creativity and innovation. We will not confine ourselves to benchmarking but strive for the ideal. We will think freshly and with passion, and check everything with our own eyes and with our own hands.

Encouraging Professional Excellence—Developing Our Strengths, Thinking and Acting Responsibly

Armed with a full grasp of corporate policy, all individuals at Toyota Industries will develop their strengths and become people who can stand confidently on their own feet. We will then think and act responsibly within our own areas of authority. Acting in this way will also lead to accomplishing tasks more quickly.

Encouraging Effective Teamwork—Recognizing the Human Worth of Each Individual and Collaborating to Achieve Goals

When we work together as a team, we can achieve what we cannot do individually. A team is a collection of individuals. Their abilities are as different as their faces. Our subsidiaries and affiliates, including BT Industries AB and other overseas subsidiaries, are all part of the same team. Toyota Industries consists of this diverse collection of people. As a team, we will solidify our strengths. In order to generate synergy, it is important that we recognize the human worth of one another and at the same time invest one another with power. Managers will imbue team members with wisdom, courage and a sense of opportunity. Team members will meet managers' expectations and empower them. We will encourage and learn from one another regardless of age, gender, nationality, position or department, forging open relationships.


The Purpose of the Five Values
To point each employee in the direction of ideal achievement
To encourage each employee's self-growth and professional development
To bring out the best of our organizational strength
To ensure each employee uses his or her capabilities to the maximum
Continuous growth and prosperity for the Company

Basic Philosophy

Toyota Industries has a basic philosophy that forms the foundation for the Five Values. As a guide for corporate behavior, this basic philosophy constitutes the expressly stated beliefs of the management.

Respect for the Law
Toyota Industries is determined to comply with the letter and spirit of the law, in Japan and overseas, and to be fair and transparent in all its dealings.

Respect for Others
Toyota Industries is respectful of the people, culture and traditions of each region and country in which it operates. It also works to promote economic growth and prosperity in those countries.

Respect for the Natural Environment
Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality.

Respect for Customers
Toyota Industries conducts intensive product research and forward-looking development activities to create new value for its customers.

Respect for Employees
Toyota Industries nurtures the inventiveness and other abilities of its employees. It seeks to create a climate of cooperation, so that both employees and the Company can realize their full potential.



Medium-Term Management Vision

In May 2001, we launched our medium-term strategy for growth, targeting consolidated sales of more than ¥1 trillion and consolidated ordinary income of ¥80 billion in fiscal 2006. Through consistent implementation of the strategy, we believe we can expand our corporate value. As part of a concerted push toward this goal, we reorganized the functions of the headquarters in January 2002.

Securing Global Leadership in the Materials Handling Equipment and Car Air-Conditioning Compressor Fields

Toyota Industries is determined to retain the No. 1 market share in Japan and achieve global leadership among manufacturers of forklift trucks and other industrial equipment. Steps already taken to achieve that goal include the acquisition of BT Industries AB ("BT Industries") and the transfer of Toyota Motor Corporation's ("TMC's") Industrial Equipment Sales Division to the Company. These measures will enable swifter decision-making and more dynamic business management in reflecting customer needs and responding to market changes on a global scale.

We expect that our acquisition of BT Industries will bring benefits of synergy. We have started to supply counterbalanced forklift trucks to BT Industries on an OEM basis. We are also distributing BT Industries' various warehouse trucks not only in Japan but also in the U.S. and Europe. These exchanges will be broadened to include other products. We intend to introduce our manufacturing technique, the Toyota Production System ("TPS"), to BT Industries. In return, we are drawing on BT Industries' wealth of sales know-how, in particular their solution-proposal sales technique. We have begun to introduce BT Industries' fleet management program to reinforce our sales activities in Japan. We will also work together in joint component purchase, technology exchange and product development.

The Materials Handling Equipment Segment is striving to adopt a global perspective in monitoring changes in demand, developing products that meet market needs and enhancing service activities in order to maximize customer satisfaction.

To consolidate our leading international position in the car air-conditioning compressor manufacturing field, we established TD Deutsche Klimakompressor GmbH ("TDDK") as a joint venture with DENSO Corporation. In April 2000, TDDK began operations at its factory in Sachsen, Germany. We now manufacture car air-conditioning compressors in Japan, the U.S. and Europe. This tri-polar system allows us to stay close to customers, meet their needs more precisely and reduce exchange rate risks. The proportion of cars in Europe fitted with air-conditioning systems is expected to rise and we aim to make the most of this opportunity. We shall also seek to increase sales in the North American market.

In summary, the Materials Handling Equipment Segment and the Car Air-Conditioning Compressor Business are core operations, and serve as the driving force in the achievement of our medium-term corporate objectives. As we cannot expect a great increase in demand in the maturing Japanese market, it is vital that we expand our global presence to ensure business expansion, and we shall commit resources to these fields on an appropriate scale.

Fostering New Core Businesses, Including Electronics

We intend our electronics operations, which are now comparatively small, to play an important part in our future growth. The opportunities in this field are substantial. The core of our Electronics Business includes ST Liquid Crystal Display Corp. ("ST-LCD"), a joint venture with Sony Corporation; TIBC Corporation ("TIBC"), a joint venture with Ibiden Co., Ltd.; and the Technology Development Center (an in-house organization).

ST-LCD manufactures low-temperature poly-Si TFT-LCDs, which have considerable growth potential as the next-generation LCD, while TIBC produces ball grid array (BGA) plastic package substrates for IC chipsets. As a result of using TPS, ST-LCD's quality levels and production volume have improved substantially. The bursting of the IT bubble forced ST-LCD to temporarily lower its output. However, the excellent functionality of ST-LCD's products, including high numerical aperture, high resolution and energy efficiency, is expected to generate increased demand for applications in digital cameras, mobile phones and personal digital assistants (PDAs). To expand business in line with the medium-term


Ordinary Income
(¥ Billion)
100
80
60
20
47.9
48
44.5
Net Sales
Over 1,000
(¥ Billion)
1,000
800
600
400
200
0
980.2
990
767.4
FY
99
00
01
02
03
06 Target
Materials Handling Equipment
Car Air-Conditioning Compressor
Electronics
Vehicle & Engine
Textile Machinery and Others

business plan, ST-LCD began a ¥75 billion capital investment program for additional facilities in the fall of 2001. Looking closely and flexibly at the pattern of demand, ST-LCD plans to start operations at the new facilities and increase its production capacity.

TIBC also suffered from the worldwide IT slump. However, once the IT-related inventory clears, we expect TIBC to revert to full operation.

As we believe the growth potential of the Electronics Business in the medium to long term is promising, we see it as one of our core businesses. We intend to allocate management resources accordingly in anticipation of a successful future for our LCD and other electronics-related businesses. We will also aggressively engage in the exploration and development of promising new technologies and businesses.

Further Cost Reduction and Enhanced Manufacturing Quality in the Vehicle and Engine Businesses

The Vehicle (automobile assembly) and Engine businesses provide stable revenues for the Automobile Segment. In the medium term, we aim to improve cost management and so maintain profitability in these fields.

Our Vehicle Business, one of the manufacturing bases of the Toyota Group's compact cars, strives constantly to enhance the attractiveness of TOYOTA-brand cars by further improving product quality and cost efficiency, making proposals for the design and launch of new compact and other cars, and improving production technology.

In the Engine Business, we work constantly to enhance the environment-friendly features of our engines without compromising their performance, and to contribute to the improvement in the overall performance of TOYOTA-brand cars.

Our Vehicle and Engine businesses are dedicated mainly to production for TMC. Our production is therefore dependent on TMC's production and ordering plans. We seek to strengthen our sales link to TMC through ceaseless quality enhancement and cost-down activities. Our goal is that TMC will entrust us with the assembly of, and employ our engines in, a wider range of models.

We are also strengthening our research and development capabilities to play a more active part in product development for TOYOTA vehicles and engines. Our overall aim in the Vehicle and Engine businesses is to secure stable revenues through an efficient production system.

Extensive Cost Reduction Campaign

To survive ruthless price competition worldwide, it is essential to regularly market attractive products, implement sustained cost reduction programs and reform our revenue structure. In April 2001, we began an ambitious three-year cost reduction program to substantially reduce operating and other costs. A project team in each business division promotes VE (Value Engineering), VA (Value Analysis) and other cost reduction activities in order to achieve an even higher level of overall efficiency. Measures to be taken include optimizing a system of global procurement of materials and components, reducing expenses and cutting back fixed costs at the head office.

Promoting a Global Presence

It is impossible to rely solely on the Japanese market in seeking further business expansion. Toyota Industries has established production bases for forklift trucks and car air-conditioning compressors in North America and Europe. In June 2000, we also acquired BT Industries, a Swedish warehouse truck manufacturer, as part of our globalization scheme. Based on our belief that globalization is essential for expansion in terms of business scale and corporate value, we will strive to provide our customers worldwide with superior products, procure high-quality and price-competitive parts from the world, and engage in production close to our customers.

Harnessing the Power of Information Technology

The Internet, PCs, mobile communications and so on are already having a major influence on corporate activity. We recognize the importance of IT as a key factor in corporate competitiveness, and we are accelerating its application accordingly. Utilizing IT, we are overhauling our traditional way of doing business to achieve speedier management processes, reduction in fixed costs and increased customer satisfaction. To date, improvement is most evident in shorter product lead-times and enhanced productivity among non-manufacturing divisions.

In May 2002, Toyota Industries opened "e-Lab," our information technology research laboratory, as a key organization for the information system division as well as our R&D facility for information technology. E-Lab is responsible for researching digital simulation technologies with a view to reducing lead-times from development to manufacture to shipment. It is also involved in developing an optimal network system for joint development of parts with suppliers, and for parts procurement.

Fostering Personnel

Toyota Industries creates and makes a wide range of products. We maintain our excellent competitiveness by manufacturing high-quality products through efficient production. TPS serves as one of the essential sources of our know-how in maintaining efficient production and competitiveness. By improving TPS and familiarizing more employees with the system, we can further enhance efficiency and competitiveness. To this end, we have established a specialized department within the Corporate Center to foster the development of qualified personnel.

Maximizing Benefits of Synergy

Throughout our long history, we have continually pushed forward with technological innovation, explored new markets and achieved substantial growth for each of our businesses. Toyota Industries has become a conglomerate, each of whose divisions possesses core technologies and markets. By transcending divisional boundaries, we are taking advantage of these assets to develop technologies that will be the basis of the next generation of business sectors and products, and to create added values. We believe the strategic cooperation among divisions will enhance the value of the Company as a whole and offer great opportunities for expanded business operations.



Globalization of the Materials Handling Equipment Segment

Toyota Industries' Materials Handling Equipment Segment, a world leader in the production and sale of lift trucks, comprises TOYOTA Material Handling Company ("TMHC") and BT Industries AB ("BT Industries"). The two companies will cooperate globally as equal strategic partners, marketing each other's products on an OEM basis.

Competition in the materials handling equipment market is intensifying, marked by cross-border consolidation and alliances. By assuming the industrial equipment sales and marketing operations of Toyota Motor Corporation ("TMC") and acquiring BT Industries, we intend to strengthen our position as a global leader distinguished by our comprehensive lineup, superior technologies and responsiveness to customer needs.

Brand Portfolio of the Materials Handling Equipment Segment

The Materials Handling Equipment Segment will continue to provide products under the TOYOTA and BT brands. TMHC uses the brand name TOYOTA L&F in Japan and Toyota Industrial Equipment in other regions. BT Industries uses primarily the brand names BT in Europe and other regions and Raymond in North America. While maintaining their own brand names, TMHC and BT Industries will cooperate closely in seeking to develop potential benefits of synergy to the maximum.

TOYOTA Material Handling Company

Japanese market

TOYOTA
L&F

Non-Japanese markets


TOYOTA
INDUSTRIAL EQUIPMENT

Industrial equipment made by Toyota Industries is sold in Japan under the brand name of TOYOTA L&F (Logistics and Forklifts), which refers to materials handling systems and industrial vehicles and equipment. Outside Japan, the signature of TOYOTA INDUSTRIAL EQUIPMENT is used.

BT Industries AB

European market


BT

North American market

RAYMOND
Above. And beyond.™

BT Industries uses the brand names BT in Europe and other regions and Raymond in North America. BT Industries also has the Cesab, Prime-Mover and Lift-Rite brand names used in certain areas.

TOYOTA Material Handling Company



Gearing Up for Future Growth

In April 2001, Toyota Industries took over the industrial equipment sales and marketing operations of TMC. From 1956, when the first TOYOTA-brand forklift truck was launched, TMC had been responsible for the sales and marketing of materials handling equipment developed and manufactured by Toyota Industries. With the transfer, Toyota Industries assumed full responsibility for all materials handling equipment operations on a global basis.

This consolidation positions materials handling equipment as a core business within the Toyota Group, and underlines Toyota Industries' status as one of the world's leading comprehensive manufacturers in the field. The integration of development and manufacturing expertise with strong sales and marketing capabilities will make for more flexible management, faster decision-making and strengthened global competitiveness.

Consequent to the above move, the section that handles TOYOTA-brand forklift trucks within the Materials Handling Equipment Segment became TOYOTA Material Handling Company, an in-house corporate entity within Toyota Industries. TMHC acts as a virtual company with its own management, enabling it to operate in close line with market changes. TMHC also subsumed some of TMC's domestic forklift truck sales subsidiaries and the Industrial Equipment Division of Toyota Motor Sales, U.S.A., Inc., also transferred in April 2001. We also absorbed other related operations, including TMC's industrial equipment sales subsidiaries in Europe.

Operations in Japan

The forklift truck markets in advanced countries, including Japan, are maturing, and demand therefore tends to follow the business cycle. Calendar year 2001 saw total demand in the domestic market increase by 2.9% over 2000 while TMHC outperformed market demand, increasing unit sales by 3.8% and recording a record-high market share of 40.6%. The consolidation of manufacturing and sales operations was a key factor in this achievement.

TMHC supplies TOYOTA-brand forklift trucks and materials handling systems through an established sales network of 43 dealers throughout the country. To provide optimal solutions to customers who want higher materials handling efficiency, we also sell warehouse trucks other than counterbalanced forklift trucks. In October 2001, we marketed the fully remodeled High-Pick Lift, an electric order picking truck for loads of 0.5 to 1.5 tons.

Although the Japanese forklift truck market is expected to improve marginally in the second half of fiscal 2002, a full recovery will take longer. In these circumstances, we have embarked on a full-fledged fleet management program targeted at increasing Toyota Industries' presence in the fleet market and set up a specialized section within TMHC. In April 2001, we introduced BT Industries' hand pallet trucks on an OEM basis into the Japanese market to enhance our warehouse truck lineup. In May 2002, we started sales of electric pallet trucks, also on an OEM basis. We will continue to introduce BT Industries' products step by step.

In April 2001, the TOYOTA Material Handling Customer Center opened for business. The Center, located just east of Tokyo in Ichikawa, markets TMHC's products and also offers consulting services.



TOYOTA Material Handling Customer Center

Supported by TMHC's accumulated know-how and a broad lineup of software and hardware, including forklift trucks, racks and materials handling systems, the engineers at the Center can provide customized total materials handling solutions, from efficient equipment layout to inventory analysis.

Operations in the U.S.A.

The year 2001 was a time of transition and challenge in the U.S. for both the Toyota Group's industrial equipment operations and the forklift truck industry. As part of the Toyota Group's strategy to strengthen its global materials handling operations, Toyota Industrial Equipment, formerly a division of Toyota Motor Sales, U.S.A., Inc., was acquired by Toyota Industries Corporation. This resulted in the formation of a new sales company in the U.S., Toyota Material Handling, USA, Inc. ("TMHU"), which is responsible for TMHC's sales operations in the United States.

The already faltering U.S. economy was hit hard by the tragic events of September 11, and the industrial equipment sector did not escape this impact. In 2001, retail orders for the industry as a whole slipped more than 30%. However, TMHU's commitment to growth helped the company reach new market share records while remaining profitable. In 2001, TMHU became the exclusive industrial equipment supplier to the United States Postal Service for the next ten years. This, along with other strategic partnerships, helped TMHU to grow in a depressed market.




TOYOTA

For 2002, the market is moving slowly into recovery. Current trends center on environmental and safety considerations, increased productivity and reduced operating expenses, leading to increased demand for energy-efficient electric forklift trucks. TMHU has taken advantage of this trend with the successful launch of its new line of 7-Series electric lift trucks in 2000 and 2001. These new four-wheel electric lift trucks offer advanced performance features, including an AC drive system with power regeneration technology for greater efficiency and productivity. The line offers a broad range of lift capacities to suit most industry applications, and each model incorporates TMHC's exclusive System of Active Stability (SAS) for increased safety and stability.

Headquartered in Irvine, California, TMHU has been offering high-quality lift trucks in the U.S. for 35 years. With a reputation for quality and durability, TOYOTA is one of the best-selling brands of forklift trucks in the world. Approximately 95% of Toyota lift trucks sold in the U.S. are assembled by Toyota Industrial Equipment Manufacturing, Inc., in Columbus, Indiana. TMHU's commitment to customer service extends nationwide. Eighty authorized dealers with a total of 182 facilities located throughout the U.S. offer comprehensive customer support, including one-stop shopping for Toyota Industrial Equipment lift trucks, parts, service, financing and rentals.

In 2002, TMHU will continue its rise as a comprehensive industrial equipment service provider in the U.S., while maintaining Toyota Industries' No. 1 position in U.S. counterbalanced forklift truck sales and market share. TMHU is focused on attaining the No. 1 position in all product classes. For more information on TMHU, please visit www.toyotaforklift.com.

Operations in Europe

Toyota Industrial Equipment Europe, S.A.R.L. ("TIEE"), the European division of TMHC, offers a comprehensive lineup of forklift trucks and warehouse products for use in a variety of materials handling situations. Building on its corporate theme of "Share Our Strength," TIEE is continuously developing its products and services to meet changing customer needs in the European market. With its marketing headquarters in



Brussels, TIEE provides extended marketing and sales support to distributors all over Europe. It is responsible for identifying and analyzing customers' needs and passing on this information to technical and research departments for implementation. TIEE manages an extensive after-sales service to guarantee continuous operation of its products. Extremely short delivery times are ensured through a European centralized spare parts distribution network. European customers are supported and serviced through the local Toyota network across 20 European countries.

The year 2001 brought many challenges in economic and market conditions. However, TIEE succeeded in outperforming market trends and conditions, achieving a year-on-year sales increase of 5% in 2001.

In general, the European economy started to slow in the beginning of the second quarter of 2001, as a delayed result of the recession in the U.S. The tragic events of September 11 accelerated this downward trend. The German economy in particular performed worse than expected.

The market for counterbalanced forklift trucks suffered severely from the general economic conditions in 2001, but TIEE managed to maintain its market share of about 10% and to keep orders at the same level as in 2000. The market for warehouse equipment showed more resistance to the economic situation, growing by approximately 12% over the year 2000. Again, TIEE succeeded in outperforming the market, with orders up 40%.

Market analysts expect the European economy to recover over the second and third quarters of 2002, and the market for counterbalanced forklift trucks and warehouse equipment will likely pick up in response. The first few months of 2002 showed signs that the downward trend is indeed stabilizing.

As a whole, 2002 promises to be a very exciting year for TIEE. In May, TIEE moved to new European headquarters in Brussels. From there, it will continue its efforts to extend its European sales, distribution and after-sales network in order to ensure a quick and effective response to customers' demands. TIEE will continue to invest heavily in new engineering technologies and manufacturing techniques, and provide existing and new customers with state-of-the-art products. Among the innovative products scheduled for launch during 2002 are the Generation 7 Stackers, the 7FBRE reach truck and the Easymover handy electric pallet truck. The extended range of warehouse equipment was introduced at the CeMAT fair in Hannover in April 2002. Later in the year TIEE will launch the 7FBMF, a counterbalanced forklift truck featuring the latest technology that is destined to set revolutionary new standards for the industry in productivity, safety, ergonomics and reliability. For more information on products and services, visit www.tiee.com.

Note: The fiscal years of Toyota Material Handling USA, Inc. and Toyota Industrial Equipment, S.A.R.L. run from January 1 to December 31.

BT Industries

In June 2000, Toyota Industries acquired BT Industries, a Swedish warehouse equipment manufacturer, and made it a subsidiary. BT Industries is the world's leading manufacturer of warehouse trucks.

A Message from BT Industries' President

BT Industries Stays Strong in a Declining Market





Carl-Erik Ridderstråle (left), credited with having transformed BT Industries into the world leader in warehouse equipment, was succeeded as president and CEO by Per Zaunders (right) on June 1, 2002.

Demand for warehouse trucks weakened in 2001, but BT Industries achieved continued growth in revenue and income. This was helped by, among other things, a good order backlog at the beginning of the year. The year was also notable for further investments in product development and increased market coverage.

BT Industries is the world's leading manufacturer of electric warehouse trucks and manual trucks, so-called hand pallet trucks, and these lines are complemented by a broad range of counterbalanced trucks. But efficient materials handling involves much more than hardware. BT Industries also offers a wide range of services, including repair and maintenance solutions, fast, efficient distribution of spare parts, driver training, various leasing alternatives and truck financing. In fact, service is BT Industries' core business, allowing customers to concentrate on theirs.

Several of our client industries are undergoing consolidation through mergers and acquisitions, with large international companies leading the way. At the same time, there is a trend for customers to concentrate on their core businesses and subcontract their entire materials handling operations. Both these developments call for BT Industries to provide turnkey solutions across borders. Companies want access to the concepts they use in their home markets no matter where else in the world they set up operations. Thanks to its Group's global presence, BT Industries has a competitive advantage. It is the only lift truck producer that can provide customers with full product lines that meet both European and U.S. standards.

One reason why BT Industries has succeeded in establishing long-term relationships with its customers is its ability to develop along with them. Short-term rental and multi-year leasing represent an important and growing share of BT Industries' operations. The leasing concept in Europe allows customers to calculate their truck costs in advance. It also eliminates the need to tie up capital that can be better used in other areas of their operations. A few years ago, one of every three trucks BT Industries delivered in Europe was part of some form of rental agreement. Today, the figure is



Note: The fiscal year of BT Industries, unlike that of Toyota Industries, runs from January 1 to December 31.

nearly 40%. In North America, BT Industries has an extensive leasing business, with independent dealers usually responsible for maintenance and service. In this case as well, freeing up capital, in combination with access to sufficient truck capacity, is an important factor in customers' decisions.

The lift truck market is experiencing long-term growth, particularly with regard to warehouse trucks. The market for electric warehouse trucks has grown by an annual average of 6–7% over the past 30 years. Despite a temporary decline in 2001, average growth over the last ten years has been even higher. This is a reflection of increases in consumer spending and changes in spending patterns. One example is the consumer goods sector, where a growing share of finished and semi-finished goods is distributed directly to end-users. Another is the trend among large engineering companies toward outsourcing of production, allowing them to focus on assembly. As a result, higher volumes of components have to be transported.

The global market for lift trucks is largely concentrated in regions with high levels of consumer spending, such as Europe, North America and Japan. But as their standards of living rise, developing countries, particularly in Eastern Europe, Southeast Asia and Latin America, are also becoming highly attractive markets for BT Industries. There are exciting developments ahead in these markets.

Before its acquisition by Toyota Industries in June 2000, BT Industries was the world leader in warehouse trucks and Toyota Industries was the world leader in counterbalanced trucks. Now, BT Industries and Toyota Industries' lift truck operations complement each other geographically as well as in terms of products, resources and competence. Together, the two command over 20% of the total global market for lift trucks, making it the market leader in the industry as a whole.

Toyota Industries and BT Industries are continuously developing their cooperation, engaging in various joint projects and benefiting from an increased exchange of knowledge and experience. This cooperation is helping to increase our competitive strength.

In 2001, the global market for lift trucks was adversely affected by the major economic slowdown in North America. BT Industries adapted its production to the weaker market. In



Europe, demand remained good, although a decline was noted toward the end of the year. Demand also fell in markets outside Western Europe and North America late in the year.

Orders received increased to SEK12.2 billion, up 2% over 2001, while sales rose by 15% to SEK13.2 billion. A very good order backlog at the start of the year contributed to the sales increase and income trend. Income after net financial items was SEK888 million, up 8%.

BT Industries is continuing to add capacity. During the last two years, capacity has been expanded at the production units in Mjölby (Sweden), Bologna (Italy) and Brantford (Canada). These investments demonstrate confidence in the long-term growth of the industry and our ability to make the most of future opportunities. Continued investments in product development should be seen from the same perspective. In 2001, BT Industries launched several important new products. At the main U.S. plant in Greene, New York, ground was broken on a facility that will house product development and a demonstration hall.

In 2002, the North American market is expected to recover and then grow modestly. In Europe and the rest of the world, BT Industries anticipates that demand will develop more weakly than in 2001. However, BT Industries has very good prospects of further expanding its operations in mature markets such as Western Europe and North America as well as in growth markets.

In this section, we explain BT Industries' organization, market trends in fiscal 2001 and future prospects.

Organization of BT Industries

BT Industries' products and services are marketed in some 70 countries around the world. Operations are divided into three geographic business areas: BT EUROPE (Western Europe), BT RAYMOND (North America) and BT INTERNATIONAL (rest of the world). The BT Industries Group has seven production units. In Europe, there are two plants in Mjölby, Sweden, and one in Bologna, Italy. In the U.S., there are plants in Greene, New York, and Muscatine, Iowa. In Canada, there are production facilities in Brantford and Toronto, Ontario.

The BT Industries Group's sales and service activities are carried out by its own companies as well as by partly owned associated companies and independent dealers. The BT Industries Group comprises a total of 70 companies and it cooperates with around 450 dealers spread across much of the world. BT Industries Group operations are managed through the parent company, BT Industries AB, part of Toyota Industries Corporation since 2000.


BT INDUSTRIES
BT EUROPE
BT RAYMOND
BT INTERNATIONAL

Note: *The BT Industries Group comprises some 70 companies with global coverage. BT Industries' operations are organized into three business areas.*

Market Trend

The global market for the year 2001 for lift trucks (excluding manual trucks) is estimated at 591,000 units, with warehouse trucks accounting for approximately 41% and electric- and combustion-powered counterbalanced trucks for 19% and 40%, respectively.

BT Industries' principal focus remains warehouse trucks. In recent years, the product range has been broadened to include mainly electric counterbalanced trucks. Since Toyota Industries' main focus is counterbalanced trucks, BT Industries and Toyota Industries' products complement each other. The

BT Industries' Worldwide Manufacturing Bases



BT Industries presently operates seven manufacturing bases in Europe and North America. Products made at these bases are sold worldwide through BT's own sales and service organizations and some 450 distributors and dealers.

lift truck market is concentrated in the industrialized world. Approximately 78% of demand for warehouse trucks is in Western Europe, North America and Japan. The global market for products and services based on electric warehouse trucks is estimated at SEK50 billion, half of which represents truck sales and half the service market.

The largest suppliers in the market consist of around ten companies based in Europe, the U.S. or Japan. Some are focused mainly on counterbalanced trucks, while others, like BT Industries and Toyota Industries, offer both warehouse and counterbalanced trucks. With a market share of over 20%, BT Industries and Toyota Industries together are the world leader.

Despite a weak market in 2001, the lift truck market is undergoing long-term growth. This applies in particular to the market for electric warehouse trucks. During the past 30 years demand for electric warehouse trucks in Western Europe and North America has grown by an average of 6–7% a year. Emerging markets in Eastern Europe, Southeast Asia and South America have grown by more than 10% annually in the last decade. Demand for warehouse trucks is driven mainly by a society's standard of living. A higher standard of living leads to more commerce and an increased flow of goods, which in turn raises the demand for efficient distribution.

BT Industries expects demand in the electric warehouse truck segment to remain at its historical growth rate.



Car Air-Conditioning Compressor Business — Establishing a Global Presence with Advanced Technologies

The production of car air-conditioning compressors is a core business not only of the Automobile Segment but also of Toyota Industries itself. Making full use of our cutting-edge technologies, we develop and manufacture products that meet the needs of each local market throughout the world.



Technological Superiority Beating the Competition

Toyota Industries' car air-conditioning compressors are the preferred choice not only of Toyota Motor Corporation ("TMC") but also of many other of the world's major car manufacturers. Competitors cannot match them in terms of technology and overall quality.

Toyota Industries has made an important contribution to innovation in the automobile field. We anticipate changes in market needs accurately and develop products to meet those needs ahead of competitors. For example, in the 1980s we launched our compact, lightweight 10-cylinder compressor with swash plate and fixed displacement, which is extremely reliable at high operating speeds. In the 1990s, in response to increased environmental concerns, we launched a one-way swash plate compressor with continuous variable displacement, which increases fuel efficiency by reducing the load on the engine. In the late 1990s, we introduced an external signal-controlled compressor with one-way swash plate and continuous variable displacement, which offers both excellent acceleration and lower energy consumption.

In the near future, electric vehicles are expected to become more popular, leading to increased demand for electric compressors. Toyota Industries is undertaking substantial research and development in this field. We are also conducting extensive research into new products. These include a car air-conditioning compressor that uses CO_2 as a refrigerant.

Strong Global Presence

We hold a leading share in the global car air-conditioning compressor market, producing more than 13 million units a year at our facilities around the world.

Worldwide Manufacturing Bases and Local Offices

TDDK
Munich
DNTS
MACI
Detroit
ACTIS
DWHI
YSD
SUBROS
DNIA
DNBR

● Consolidated subsidiaries
● Licensed manufacturers
● Local offices



Over the years, Toyota Industries has globalized its production, establishing a tri-polar production network with bases in all the major automobile markets, i.e., Europe, the U.S. and Japan. We also license production in Asia (excluding Japan) and South America. Local production allows the manufacture of products that accurately reflect local needs, while at the same time reducing shipment costs and exchange rate risks. Local procurement is increasing, and will continue to increase for the foreseeable future.

Our U.S. production base, Michigan Automotive Compressor, Inc. ("MACI")*, sold over 4.4 million swash plate compressors with fixed displacement in 2001. Our European production base, TD Deutsche Klimakompressor GmbH ("TDDK")*, produced approximately 0.7 million swash plate compressors with variable displacement in 2001.

In fiscal 2002, Toyota Industries was the leading player in the Japanese market, selling more than 5 million units to major car manufacturers, including TMC. Sales to American automakers and Japanese manufacturers producing in North America totaled over 4.5 million units (including exports and local production), mainly fixed displacement compressors.

In Europe, Toyota Industries sold over 4.1 million units (including exports and local production), including variable displacement compressors for luxury cars and compact variable displacement compressors for smaller cars. Despite uncertain prospects for automobile sales triggered by an economic slowdown in the U.S., our medium-term focus is on North America and Europe. In North America, we will seek new orders aggressively. In Europe, the potential for sales is vast as the proportion of cars fitted with car air-conditioners is expected to increase significantly. We will vigorously cultivate new customers by rapidly developing and launching products tailored to European needs, such as the compact variable displacement compressor.

Production Integration and the Aftermarket

In May 2001, in order to enhance mutual international competitiveness, Toyota Industries and DENSO Corporation ("DENSO") agreed to integrate their production of car air-conditioning compressors. Toyota Industries now takes the lead in product development and manufacturing, while DENSO focuses on sales while also undertaking limited manufacturing operations. Toyota Industries is now taking over production of car air-conditioning compressors at DENSO's Toyohashi Plant in Japan. Overseas, production will be shared between the two companies on a country-by-country basis. As has always been the case, all our car air-conditioning compressors will be supplied to DENSO, which will then sell them to major automakers worldwide. Our compressors are also incorporated in DENSO's car air-conditioning systems.

In July 2001, Toyota Industries established ACTIS Manufacturing, Ltd. LLC ("ACTIS") in Grapevine, Texas, as a joint venture with DENSO and Toyota Tsusho Corporation. ACTIS, a remanufacturer of car air-conditioning compressors for the North American market, started production in March 2002. The company was created to cope with the rising demand for remanufactured compressors, itself a response to social and environmental needs for more efficient utilization of automotive part resources. Making full use of our long-accumulated know-how in production technologies and quality control, ACTIS intends to reinforce competitiveness in the North American aftermarket for remanufactured compressors. In June 2002, the compressor remanufacturing business of American Industrial Manufacturing Services, Inc. ("AIMS"), a DENSO subsidiary, was integrated into ACTIS.



ACTIS Manufacturing, Ltd. LLC

In February 2002, TDDK also commenced the remanufacture of car air-conditioning compressors in the European market.

** MACI and TDDK are joint ventures with DENSO Corporation. As of March 31, 2002, Toyota Industries held 60% and 65%, respectively, of the shares of these companies. The fiscal years of MACI and TDDK, unlike that of Toyota Industries, run from January 1 to December 31.*



Electronics Business — A Key to Future Growth

Toyota Industries is confident that its Electronics Business has the growth potential to make it a main business pillar of future operations. We intend to allocate the necessary capital and management resources to turn this potential into reality. We are also committed to pioneering new technologies and business models in the electronics field by vigorously investigating opportunities for technological collaboration and capital participation.





LCD Business

In October 1997, Toyota Industries and Sony Corporation established ST Liquid Crystal Display Corp. ("ST-LCD") as a 50-50 joint venture. ST-LCD manufactures low-temperature polysilicon TFT-LCD panels. ST-LCD benefits from Sony's advanced LCD development technologies and Toyota Industries' superior quality control and manufacturing technologies.

Since our investment in ST-LCD is not a majority stake, we do not include it as a subsidiary. Nevertheless, we consider ST-LCD as the core of our Electronics Business. Since it began mass production in April 1999, ST-LCD has expanded production to meet rising market demand. A unique production line that incorporates the Toyota Production System ("TPS") ensures that quality keeps pace with output. Although the worldwide IT slump in the second half of 2001 and the terrorist attacks on the U.S. in September of that year drastically reduced demand in the electronics-related field, as inventory readjustment proceeds and business picks up again within the IT industry, the demand for low-temperature poly-Si TFT-LCD panels will increase.

Toyota Industries believes that the outstanding features of the low-temperature poly-Si TFT-LCD panel give it significant potential to spur greater demand in the medium to long term. ST-LCD is now producing the LCD panel for mainly digital still and video cameras, and personal digital assistants (PDAs). The panels are supplied to customers through Sony. The low-temperature poly-Si TFT-LCD panels are energy-efficient, and offer high resolution as well as high numerical aperture. They also facilitate the integration of the display device and its driver circuits into a single TFT glass base plate. The resultant reduction in cost and miniaturization of the display unit allows the LCD panels to be used in a wide range of applications, including in-car monitors. They are also suitable for wide-band mobile phones, where they allow easy exchange of large volumes of data for video and still images. We expect that demand for low-temperature poly-Si TFT-LCD panels will increase further as their application in high-definition displays extends to ever smaller, lighter mobile phones and PDAs.

Anticipating a sharp increase in demand for the panels over the medium to long term, in the fall of 2001 ST-LCD invested ¥75 billion to establish a second production line, and increased the capacity of its first production line. In total, ST-LCD has increased its monthly capacity to 32,000 base plates (600mm x 720mm). To help fund this investment, Sony and Toyota Industries each injected ¥10 billion into ST-LCD, increasing its capital to ¥50 billion. Looking closely and flexibly at the pattern of demand, ST-LCD plans to put the second line into operation sometime after the summer of 2002. Sony, Toyota Industries and ST-LCD regard the low-temperature poly-Si TFT-LCD as a key device in the field of compact displays, and are collaborating to develop and manufacture superior products for further expansion of the business.



Package Substrate Business

Toyota Industries entered the electronic substrate business through its subsidiary, TIBC Corporation ("TIBC"), a joint venture with Ibiden Co., Ltd. ("Ibiden"). TIBC manufactures ball grid array (BGA) plastic package substrates and flexible printed circuit (FPC) substrates for smart cards. TIBC substrates are supplied through Ibiden to IDMs (Integrated Device Manufacturers) and IC packaging and assembly houses worldwide for incorporation in a variety of electronics and information devices.

TIBC suffered from the depressed business conditions of 2001, but as inventory within the IT industry was almost cleared in the first half of 2002, the demand for TIBC's substrates is showing signs of recovery.

Technology Development Center

Toyota Industries' Technology Development Center develops and manufactures power electronics parts for automobiles, and engages in research and development of various electronics technologies. The Center also serves as Toyota Industries' R&D facility and its production base for a vast array of electronics parts, so accumulating know-how in product manufacture.

Joint Development through Business Collaboration

We developed an ultra-compact radio tuner for AM/FM/ teletext broadcasts jointly with Niigata Seimitsu Co., Ltd. as part of a business collaboration agreement, and displayed the product at the Tokyo Motor Show in October 2001. Based on advanced CMOS (Complementary Metal Oxide Semiconductor), RF (Radio Frequency) and IC (Integrated Circuit) technologies, this is the world's first radio tuner that incorporates both analog and digital circuits. In addition to facilitating the design of ultra-compact car radio systems, this product will enable mobile phones and PDAs to receive radio and teletext broadcasts, opening the way for application in a wide range of information devices.



Radio tuner module



Research and Development Structure

Toyota Industries has a diversified range of businesses, and each of its business divisions has distinctive technological strengths, core technologies and market characteristics. For this reason, product improvement, technology development and applied research are all carried out by the development department of each division. Each division also has its own engineers, experimental facilities and research laboratories.



The autonomous Technology Development Center takes the initiative in basic R&D activities in the materials field as well as research in the latest technologies, such as electronics. We also collaborate with Toyota Central Research & Development Laboratories, Inc., an R&D facility of the Toyota Group, and other outside R&D institutions.

In January 2002, following reorganization of the headquarters, Toyota Industries established the Technical Planning Department within the Corporate Center. This department engages in the lateral transfer of technologies among the different divisions and the examination of new technology development themes in order to establish a strong and efficient corporate R&D structure.

The Business Planning Department utilizes the long-accumulated technological know-how and outside network (both people and information) of each division to systematically and continually explore the potential for new products and services that might become our future business pillars.

"E-Lab," our IT research laboratory opened in May 2002, serves as a support organization for the information system division as well as our R&D facility for information technology. The lab is responsible for researching digital simulation technologies with a view to reducing lead-times from development to manufacture to shipment. It is also involved in developing an optimal network system for joint development of parts with suppliers, and for parts procurement.

BT Industries has its own network of R&D facilities, which engage mainly in warehouse equipment research. Toyota Industries conducts technological exchanges with BT Industries, and is preparing to jointly develop key parts of materials handling equipment.

At TIBC Corporation, one of our subsidiaries, our joint venture partner Ibiden Co., Ltd. contributes to product development, while Toyota Industries offers support in the manufacturing technology field. ST Liquid Display Corp., our affiliate accounted for by the equity method, benefits from the product development technologies of Sony Corporation, our joint venture partner, and our own manufacturing technologies.



OCUS 8

Harnessing the Power of Information Technology

The potential impact of information technology (IT) on innovation in corporate activity is huge. We are using IT to overhaul our traditional way of doing business and speed up management processes, improve productivity and reinforce international competitiveness. By unifying and providing real-time access to a variety of information on group companies, suppliers and corporate management, Toyota Industries aims to accelerate decision-making and facilitate networking as well as digitalize the process from order receipt through development and manufacture to delivery.

We have made the following progress in the introduction and use of IT.



E-Lab, our springboard for promoting IT

Strengthening Network Infrastructure

We have been working to set up a network infrastructure that enables each division and employee to share needed information. Toyota Industries Corporation (the parent company) has completed upgrading almost all its PCs. We are reinforcing network lines among domestic plants as well as inside the Company. Servers are integrated to improve data processing and security. Through these measures, the strengthening of the domestic network infrastructure has been almost completed.

Introducing ERP Systems

We are pushing ahead with the introduction of ERP (Enterprise Resource Planning) systems to facilitate improvements in overall management and to allow swifter decision-making through universal access to a unified management database. We are gradually harnessing ERP to upgrade our accounting, procurement, personnel and production management.

Renovating the Design and Manufacturing Process

We are concurrently developing products by exchanging digital information on every process from development to procurement to manufacture, thus enabling shorter product development lead-times. Utilizing three-dimensional CAD systems and other systems, we are reducing man-day and product development costs.

Establishing a Global Network

We will proceed with an enlargement of the existing network to include our overseas subsidiaries, starting with TMHU, TIEM, MACI and TIESA. In the future, we intend to combine the network with that of BT Industries, thereby establishing a network encompassing all Toyota Industries Group companies.

In May 2002, we established "e-Lab," an information technology research laboratory, to promote IT within Toyota Industries, create new businesses to bank on the network era and further improve the added value of our products. The lab will study the feasibility of digital technologies in enabling production line simulations necessary to shorten the lead-time from product development to manufacture.



(Photos on this page by Yasunori Shimomura)

Corporate Governance

Japan's Commercial Code was recently under review with a view to ensuring that corporate governance functions fully and properly. A new legal framework for corporate governance is planned to go into effect in April 2003.

This section covers the corporate governance system of Toyota Industries as of July 1, 2002. We are determined to comply fully with the provisions of the amended Commercial Code. Over and above that, we will make independent efforts to ensure that we adhere to the spirit as well as the letter of the law, in Japan and overseas, conducting our business affairs fairly and transparently. Accordingly, we intend to conform to the highest possible standards with respect to disclosure of information and accountability to shareholders and others concerned.


Shareholders' Meeting
Board of Auditors
Board of Directors
Management Committee*
Business Operation Committee**

* *The Management Committee deliberates upon important matters concerning all aspects of management, such as company-wide strategy and allocation of management resources. The Committee is composed of directors above Executive Vice President level. When he deems it necessary, the President calls in certain other directors.*

** *The Business Operation Committee deliberates upon important matters regarding each business segment. The Committee is attended by the President, directors in charge of corporate planning and directors assigned to oversee divisional operations (division managers, etc.).*

Decision-Making

As a rule, day-to-day operations are entrusted to division managers or an in-house company president. Strategic decision-making and the establishment of divisional and company-wide business goals are discussed and decided by the Management Committee. Issues arising, when necessary and appropriate, are presented for discussion by the Board of Directors, which includes five auditors charged with a legal responsibility to prevent any unlawful or inappropriate resolutions. The management decision-making bodies of Toyota Industries are the Board of Directors, the Management Committee and the Business Operation Committee.

Board of Auditors

The Board of Auditors is composed of five corporate auditors, including two standing auditors and three outside auditors. In order to strengthen the auditing function and promote better corporate governance, one additional outside auditor was appointed at the Ordinary General Meeting of Shareholders held on June 27, 2002. The corporate auditors, appointed at the Ordinary General Meeting of Shareholders, conduct operations audits as well as accounting audits. For this purpose, the law grants auditors a great deal of authority. In the operations audit, they investigate whether ordinances and articles of incorporation are being observed by the directors in the execution of their duties. In order to prevent illegal or improper resolutions from being made at meetings of the Board of Directors, the auditors attend the meetings and are able to give their opinions if necessary. If any violation of an ordinance or articles of incorporation is made by a director or the prospect of such a violation is identified, it is reported to the Board of Directors.

Information Disclosure

We have taken measures to improve disclosure, including upgrading the IR section of our Web site. We are examining ways of further reinforcing accountability to shareholders and others concerned, such as expanding the volume and contents of information available to the public.


Investor Information

http://www.toyota-industries.com/ir/

Good Corporate Citizenship

Code of Conduct Council

In the early 1990s, we established a Code of Conduct Council for the purpose of promoting awareness of ethical, legal, social and environmental issues. The Council is chaired by an Executive Vice President. In 1998, the Council published a guide for employees containing specific guidelines on good conduct. The Council liaises closely with the Legal Department, the Global Human Resources Department and the Audit Office, among others. It also conducts regular checks of each department and promotes educational activities.

Caring for the Environment

Basic Principle

Toyota Industries, recognizing that preservation of the global environment is an issue that could affect the survival of mankind, embraces environmental soundness as a crucial medium- to long-term business concern. Our basic corporate principle states that "Toyota Industries believes that economic growth and conservation of the natural environment are compatible. It strives to offer products and services that are clean, safe and of high quality." In accordance with this principle, we have been actively engaged in the protection of the environment.



Third Environmental Action Plan

Since we devised the First Environmental Action Plan in 1993, we have tackled environmental issues systematically. In 1996, we revised the plan and announced the Second Environmental Action Plan. As the targets set out in the second plan had almost been met, we unveiled the Third Five-Year Environmental Action Plan (April 2001 – March 2006) in August 2000. This plan defines specific targets and activity guidelines, including "zero emissions"* at all of Toyota Industries' plants by March 2004. The following is an outline of the plan.

** Toyota Industries defines "zero emissions" as reducing emissions to a level equivalent to at least 95% of landfill waste.*

Environmental Policies

1. Conduct corporate activities that are considerate of the environment at every stage of a product's life cycle, from development through design, production, use and disposal, so as to provide clean and safe products
2. Strive to intensify environmental management, including that of consolidated subsidiaries, for the further advancement of corporate activities that support environmental protection
3. Promote social contribution, information disclosure and knowledge through wide-ranging cooperation with society on environmental protection, with the ultimate aim of achieving a better global environment

Action Guidelines

1. Develop and provide clean products with minimal environmental impact

(1) Thoroughly incorporate environmental considerations in development and design

(2) Promote environmentally preferable purchasing (EPP)

2. Promote manufacturing that strives for zero emissions

(1) Further reduce adverse environmental impacts through resource and energy conservation

(2) Voluntarily set, execute and monitor goals through the Environmental Committee

3. Expand environmental management systems

(1) Strengthen cooperation between the Company and its subsidiaries and trading partners

(2) Firmly grasp environmental protection costs and cost-efficiency

4. Actively participate in public environmental protection efforts as a responsible corporate citizen

(1) Engage in the creation of a recycling-oriented society

(2) Thoroughly implement active information disclosure and communication with local communities

Specific numerical targets include the following: By the end of March 2006, total CO_2 emissions to be 95% of the fiscal 1991 level, and by the end of March 2011 to be 90% of the fiscal 1991 level; by the end of March 2006, total emissions of PRTR (Pollutant Release and Transfer Register) substances specified by the Ministry of the Environment to be 50% of the fiscal 1999 level; and by the same date total VOC (Volatile Organic Compound) emissions from paint lines to be 50% of the fiscal 1999 level.

System for Environmental Activities (In-House Organization)

To tackle environmental issues in a consistent and organized manner, we have set up the Environmental Committee, chaired by the President. The committee has four specialized subcommittees. Also, each plant has organized its own Plant Environmental Committee and specialized subcommittees to deal with environmental issues regarding individual manufacturing facilities.

We realize the need to set up an encompassing organizational structure to uniformly and efficiently manage and promote the environmental activities that each Toyota Industries Group company has been engaged in. We are conducting a feasibility study on this task.

Company-Wide Waste Emissions


(Ton)
60,000
50,000
40,000
30,000
20,000
10,000
0
FY
91
92
93
94
95
96
97
98
99
00
01
02
04
Target
Toyota Industries aims at zero emissions by March 2004.

Note: Waste emissions increased in fiscal 2002 due to Higashichita Plant's commencement of full-fledged operations.

In-House Organization for Environmental Activities


Environmental Committee
Established in December 1991, chaired by the President
Plant Environmental Committee
Product Technology Subcommittee
- Development of products reflecting concern for the environment
- Facilitation of product recycling
- LCA (Life Cycle Assessment) systems
Energy Subcommittee
- Proposal of plans for increasing energy efficiency and promotion of related activities
Pollution Prevention Subcommittee
- Promotion of pollution prevention activities
- Management of chemical substances
- Management and phase-out of materials that have a negative environmental impact
Waste Minimization Subcommittee
- Preparation and promotion of plans for curbing the volume of waste materials and promoting the reuse of materials
Specialized Subcommittees at Plant Level
- Implementation of decisions made by the specialized subcommittees listed above
- Promotion of environmental protection at the plant level

Compliance with International Environmental Standards

Toyota Industries is working to obtain ISO14001 certification in order to establish a company-wide environmental management system and fulfill its corporate responsibilities for international environmental protection. Besides Toyota Industries Corporation's headquarters, which acquired certification in October 2001, all the production plants of Toyota Industries (the parent company), except for the newly established Higashichita and Higashiura plants, had received ISO14001 as of June 2002. The same applies to TIEM, MACI, TIESA, TIK, KTTM and TDDK, i.e., all our overseas production bases except BT Industries. BT Industries is also working on obtaining ISO14001 certification. To date, four out of its seven production bases have been certified. We are working to obtain certification for all our group companies.

Environmental Audits

Toyota Industries implements environmental audits internally and externally. Internal audits are carried out by teams of employees who have received specialist training. External auditors from an independent inspection institution periodically visit each site to check that environmental management is being applied in accordance with ISO14001 standards. In fiscal 2002, the auditors found no significant environmental violations.

Environmental Training

Based on the notion that it is important to raise the environmental awareness of each employee, Toyota Industries regularly conducts environmental training and education programs. These programs include courses for training internal auditors, providing ISO14001 internal auditing education for divisional project leaders, and general education programs for all employees.

Environmentally Preferable Purchasing (EPP)

In March 2001, we devised an EPP Guideline and distributed a copy to 700 materials and parts suppliers as notification of our intention to commence "green" procurement. The guideline lays out our intention to establish an environmental management system by the end of March 2004, and procure parts and materials from only those companies considered to have established a system to obtain ISO14001 certification or equivalent.


Environmentally
Preferable
Purchasing Guideline

Environmental Accounting

As environmental issues to tackle increase, so does the importance of accurate analysis and understanding of the costs and effectiveness of environmental investment from the standpoints of corporate management and information disclosure to investors and shareholders. Though international standards regarding the range and definition of environmental costs have not yet been established, we are using the guidelines laid down by the Japanese Ministry of the Environment as a reference to calculate the costs of environmental investment and maintenance and study cost-efficiency.

Our environmental accounting system is still at the trial stage and requires further fine-tuning. At the same time, we are working to create a framework for a consolidated environmental accounting system.

Environmental Reporting

Over the years, we have on various occasions fulfilled our belief that responsible corporate citizens should disclose their environmental protection activities to the general public. For example, we hold regular meetings with local communities. Since 1999, we have also published an Environmental Report, detailing the activities and performance of our environmental protection programs. For details on how to obtain copies of this report, see the last page of this annual report. The contents of the latest *Environmental Report*, together with details of our recent activities and related matters, are also posted on our Web site (http://www.toyota-industries.com/environment/) dedicated to environmental issues, launched in April 2002.


2001



http://www.toyota-industries.com/environment/

Review of Operations

The performance of Toyota Industries' business segments varied for fiscal 2002. The Materials Handling Equipment Segment and the Automobile Segment showed year-on-year increases in sales due to the acquisition of BT Industries AB ("BT Industries") in June 2000 and a strong performance by the Car Air-Conditioning Compressor Business. On the other hand, the Textile Machinery Segment and the Others Segment saw sales decrease. The operating income of some businesses decreased from fiscal 2001, but overall Toyota Industries maintained the fiscal 2001 level. An overview of fiscal 2002 by segment follows.

Note: Segment net sales figures do not include intersegment transactions. However, segment operating income figures do include operating income arising from intersegment transactions. U.S. dollar amounts have been translated from yen, for convenience only, at the rate of ¥133.25=US$1, the approximate exchange rate on the Tokyo Foreign Exchange Market on March 29, 2002.

Automobile Segment

This segment consists of vehicle (automobile assembly), engine, car air-conditioning compressor and other businesses (including foundry parts and electronic components for automobiles).

Net sales amounted to ¥563.6 billion (US$4,229.6 million), up 23.2% over fiscal 2001 and accounting for 57.5% of total net sales of Toyota Industries. The increase was due mainly to a rise in sales of car air-conditioning compressors and the fact that Toyota Motor Corporation ("TMC") started charging for engines and other parts for automobiles we assemble that had previously been supplied free. Operating income was ¥29.0 billion (US$217.3 million), up 1.5%.

Net Sales of the Automobile Segment

(¥ Billion)

600, 400, 200, 0

FY 98 99 00 01 02

Operating Income of the Automobile Segment

(¥ Billion)

30, 20, 10, 0

FY 98 99 00 01 02

Vehicle Business

We currently assemble four models in the TMC lineup: Vitz (Yaris in Europe), TMC's strategic compact car; RAV4 compact sport utility vehicle; bB Open Deck; and Sprinter Carib (exported as the Corolla Wagon. Discontinued in the first half of fiscal 2003). Although the assembly of the RAV4 and bB Open Deck began in fiscal 2002, sales of the Vitz (Yaris), our mainstay vehicle, decreased due to TMC's commencement of production of this model in Europe and the ruthless domestic competition in the compact car market.

Total Vehicle Business production for fiscal 2002 was 247,000 units, down 29,000 from fiscal 2001. Sales of the Vehicle Business amounted to ¥280.1 billion (US$2,102.3 million), up 43.0% over fiscal 2001. Approximately half of this increase, ¥67.5 billion (US$506.6 million), was due to the fact that Toyota Industries now pays for parts previously supplied free by TMC and recoups an identical aggregate amount in the form of increased unit prices to TMC.

Engine Business

We produce gasoline and diesel engines for TMC vehicles and for our own line of forklift trucks and other industrial vehicles. For fiscal 2002, gasoline engine production totaled 172,000 units, a decrease of 11,000 from fiscal 2001. Though the production of the 2UZ gasoline engine from August 2000 made an excellent contribution to the total, production of 5E gasoline engines for automobiles and 4Y gasoline engines for industrial vehicles decreased. Production of diesel engines totaled 212,000 units, up 42,000. Production of 2000cc-class C-type diesel engines for automobiles decreased. This was outweighed by an increase in production of 1CD 2000cc direct injection turbo diesel engines with a common rail fuel system. Total engine production was 384,000 units, up 31,000 from fiscal 2001.

In April 2001, Toyota Industries absorbed TMC's Industrial Equipment Sales Division. Sales of engines for forklift trucks are now all intersegment transactions. Previously, we sold forklift engines to TMC, which were then supplied to us for production of forklift trucks. Excluding intersegment sales, sales of gasoline engines and diesel engines totaled 148,000 and 194,000 units, respectively. On the same basis, total engine sales amounted to 342,000 units, down 11,000 from fiscal 2001.

Net sales excluding intersegment sales totaled ¥114.9 billion (US$862.1 million), an increase of 12.5%, reflecting a higher ratio of value-added products and consequent increase in the average unit sales price.

Car Air-Conditioning Compressor Business

Car air-conditioning compressors developed and manufactured by Toyota Industries are marketed to the leading auto manufacturers worldwide through DENSO Corporation ("DENSO"). Sales of car air-conditioning compressors in the domestic market remained strong. Overseas, increased orders and stable car sales in Europe worked to our advantage. Orders increased in North America as well. In Japan, we sold 5.1 million units, up 436,000 over fiscal 2001. Overseas, we sold 8.7 million units, up 788,000. Total unit sales amounted to 13.8 million, up 1.2 million.

Car Air-Conditioning Compressor Unit Sales


(Million Units)
15
10
5
0
FY 98 99 00 01 02
Japan
North America
Europe
Asia and Oceania

Net sales totaled ¥153.1 billion (US$1,149.1 million), up 9.7% over fiscal 2001.

In May 2001, in order to enhance the efficiency and therefore global competitiveness of operations in this area, Toyota Industries and DENSO agreed to integrate their production of car air-conditioning compressors. Toyota Industries now takes the lead in product development and manufacturing, while DENSO undertakes sales and limited manufacturing operations. Toyota Industries is taking over production of car air-conditioning compressors at DENSO's Toyohashi Plant in Japan. Overseas, production will be shared between the two companies on a country-by-country basis.

Materials Handling Equipment Segment

The Materials Handling Equipment Segment manufactures and sells forklift trucks, warehouse trucks and materials handling systems such as automated storage and retrieval systems, and automatic guided vehicle systems.

Net Sales of the Materials Handling Equipment Segment

(¥ Billion)

400, 300, 200, 100, 0

FY 98 99 00 01 02

Operating Income of the Materials Handling Equipment Segment

(¥ Billion)

15, 10, 5, 0

FY 98 99 00 01 02

Net sales of the Materials Handling Equipment Segment totaled ¥353.0 billion (US$2,649.5 million), an increase of 49.3% over fiscal 2001. Operating income was ¥13.4 billion (US$100.3 million), down 8.1%, due mainly to a one-time amortization of goodwill in an amount of approximately ¥2.1 billion (US$15.6 million) following the acquisition of TMC's Industrial Equipment Sales Division in April 2001.

The substantial increase in sales reflected two major factors. First, in June 2000 Toyota Industries acquired BT Industries, a leading warehouse truck manufacturer based in Sweden. BT Industries' sales were consolidated in Toyota Industries' results for the full fiscal year, whereas they were consolidated only for the second half of fiscal 2001. Second, in April 2001 TMC transferred its Industrial Equipment Sales Division to Toyota Industries, which accounted for approximately ¥27 billion (US$202 million) of the increase in net sales.

In the forklift truck business excluding BT Industries, sales were down in North America but up in Europe. In the domestic market, sales of our exhaust-free GENEO-B (7FB outside Japan) electric counterbalanced forklift truck continued strong, supported by good demand for environment-friendly vehicles. The GENEO-R (7FBR outside Japan) electric reach trucks, launched in January 2001 mainly for the Japanese market, and the High-Pick Lift (7FBPR and 7FBP) electric order picking trucks, marketed in October 2001, also contributed to total sales.

Sales of materials handling systems, which comprise automatic guided vehicle systems and automated storage and retrieval systems for the domestic market, increased substantially, contributing to the overall good performance of this segment. BT Industries' orders received were slightly up over fiscal 2001. Orders received in Europe remained steady, but orders received in North America showed a large decrease due to the adverse economic environment. On the other hand, BT Industries' sales registered a double-digit percentage increase over fiscal 2001, with sales in Europe continuing strong and sales in North America slightly up, reflecting order backlogs at the beginning of 2001. However, since sales in North America for fiscal 2002 exceeded orders received, the order backlog decreased.

The Materials Handling Equipment Segment also manufactures and sells tow tractors, shovel loaders, sweepers and other industrial equipment. As a result of our acquisition of TMC's Industrial Equipment Sales Division in April 2001, we now undertake comprehensive materials handling equipment operations, from design through production to sales and marketing. This puts us in an even better position to deliver high levels of customer satisfaction.

Note: Toyota Industries consolidated BT Industries' operating results from the second half of 2000. The year-on-year comparative information on BT Industries' orders and sales is for reference only.

Textile Machinery Segment

This segment comprises the Spinning Machinery Business, with the manufacture of ring spinning frames at its core, and the Weaving Machinery Business, based on the manufacture of air-jet looms. Toyota Industries is a world leader in the air-jet loom and spinning machinery fields.

Net sales of the Textile Machinery Segment amounted to ¥30.7 billion (US$230.4 million), a decrease of 7.6% from fiscal 2001. Despite aggressive organizational reform, decreased sales resulted in an operating loss of ¥0.4 billion (US$2.9 million). The export ratio in this segment is very high, and exports, mainly to Asia, accounted for approximately 93% of total net sales for fiscal 2002.

Net Sales of the Textile Machinery Segment


(¥ Billion)
40
30
20
10
0
FY 99
00
01
02

Operating Income (Loss) of the Textile Machinery Segment


(¥ Billion)
1
0
(1)
(2)
(3)
(4)
FY 99
00
01
02

Spinning Machinery Business

Although exports to Uzbekistan decreased, sales in Bangladesh increased on the back of vigorous sales activities. As a result, net sales of the Spinning Machinery Business totaled ¥12.3 billion (US$92.1 million), up 3.7% over fiscal 2001.

Weaving Machinery Business

Sales of air-jet looms totaled 3,322 units, a decrease of 1,256 from fiscal 2001. Sales in India increased, but were down in China, Indonesia, South Korea and Taiwan. Sales of water-jet looms, at 1,225 units, showed a slight increase. Sales in China increased, but decreased in South Korea and the U.S. Net sales of the Weaving Machinery Business totaled ¥18.4 billion (US$138.4 million), down 13.9% from fiscal 2001.

Others Segment

This segment, currently relatively small, comprises mainly new businesses that have outstanding growth potential. A core business in this segment is ST Liquid Crystal Display Corp. ("ST-LCD"), a joint venture that we established with Sony Corporation in 1997. ST-LCD manufactures low-temperature polysilicon TFT-LCDs, expected to be the next-generation LCD. TIBC Corporation ("TIBC"), a joint venture with Ibiden Co., Ltd. established in 1998, is another core business within this segment. TIBC manufactures ball grid array (BGA) plastic package substrates for IC chipsets, and flexible printed circuit (FPC) substrates for smart cards. This segment also includes the manufacture and sales of press dies and production equipment, and other businesses.


Net Sales of the Others Segment
(¥ Billion)
50
40
30
20
10
0
FY 98 99 00 01 02
Operating Income of the Others Segment
(Including Elimination of Intersegment Transactions)
(¥ Billion)
5
4
3
2
1
0
FY 98 99 00 01 02

Net sales of the Others Segment totaled ¥32.8 billion (US$246.3 million), down 18.0% from fiscal 2001. This was due to the adverse impact of the worldwide IT crash on the Electronics Business, including TIBC. Sales of press dies and production equipment also decreased. Operating income was ¥4.5 billion (US$33.6 million), up 2.7%, due mainly to improved profitability of businesses other than the Electronics Business.

Note: ST-LCD is not consolidated but is accounted for by the equity method in Toyota Industries' consolidated financial results. Its operating income (loss) is not included in the operating income (loss) for this segment.

Financial Section

Consolidated Six-Year Summary

Toyota Industries Corporation
Years ended March 31, 2002

	Millions of yen					
	2002	2001	2000	1999	1998	1997
Net sales	**¥ 980,163**	¥ 767,383	¥ 625,773	¥ 558,876	¥ 572,698	¥530,851
Operating income	**46,330**	47,304	28,867	24,814	32,729	32,675
Income before income taxes	**47,866**	38,220	27,162	23,172	33,202	31,157
Net income	**27,311**	22,637	13,686	10,391	20,491	17,931
Total assets	**¥1,770,401**	¥1,869,642	¥ 685,914	¥ 617,071	¥ 593,004	¥556,291
Shareholders' equity	**878,812**	951,298	316,293	301,158	304,097	281,154
Common stock	**68,022**	68,019	40,178	40,178	40,133	31,458
Number of shares outstanding at year-end (excluding treasury stock) (thousands)	**312,796**	313,260	283,260	283,296	287,752	282,233
Overseas sales	**¥ 396,470**	¥ 298,794	¥ 191,992	¥ 178,737	¥ 150,417	¥116,738
Depreciation and amortization	**55,174**	46,454	42,752	34,380	27,958	28,043
Capital expenditures	**88,320**	127,273	44,746	60,468	62,007	35,408
Research and development expenses	**29,985**	26,196	24,062	23,231	23,112	19,691
Per share of common stock (yen):						
Net income — basic	**¥ 87.28**	¥ 75.90	¥ 48.32	¥ 36.30	¥ 72.33	¥ 63.55
Net income — diluted	**78.26**	67.77	43.18	32.62	63.48	55.20
Shareholders' equity	**2,809.54**	3,036.77	1,116.62	1,063.05	1,056.81	996.18
Cash dividends	**19.00**	17.00	16.00	16.00	16.00	16.00
Indices:						
Return on equity (ROE) (%)	**3.0**	3.6	4.4	3.4	7.0	6.5
Return on assets (ROA) (%)	**1.5**	1.8	2.1	1.7	3.6	3.6
Return on sales (ROS) (%)	**2.8**	2.9	2.2	1.9	3.6	3.4
Debt / equity ratio (%)	**35.9**	30.7	60.5	51.6	37.5	46.0
Interest coverage (times)	**5.8**	9.1	14.5	16.4	17.6	13.0
EBITDA (millions of yen)	**97,540**	79,921	64,681	51,033	55,212	55,548
Number of employees	**23,056**	21,118	13,132	12,797	11,239	10,738

Notes: 1. The differences of the accounting methods for fiscal 2000 and fiscal 2001 are described in Notes to Consolidated Financial Statements.
2. Net income per share, ROE and ROA are computed based on the average number of shares, shareholders' equity and total assets, respectively, during each year.
3. Debt / equity ratio = Interest-bearing debt / Shareholders' equity
4. Interest coverage = (Operating income + Interest and dividends income) / Interest expenses
5. EBITDA = Income before income taxes + Interest expenses - Interest and dividends income + Depreciation and amortization

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is based on information known to management as of June 27, 2002. It includes forward-looking statements concerning the expected future performance of Toyota Industries Corporation. Please refer to "Cautionary Statement with Respect to Forward-Looking Statements" at the beginning of this annual report, which pertains to the report as a whole.

Liquidity and Capital Resources

Toyota Industries' financial policy is to ensure sufficient financing and liquidity for its business activities and to maintain the strength of its balance sheet. Currently, in principle, funds for investments and other long-term capital needs are raised from retained earnings and long-term debt, and working capital needs are met through short-term bank loans. Long-term debt financing is carried out mainly through issuance of bonds, including convertible bonds, and bank loans.

Exceptionally, the 7.4 billion Swedish krona (¥89.2 billion) used for the acquisition of BT Industries AB ("BT Industries") in June 2000 was raised through issuance of commercial paper, bonds and new shares. The decision to issue the new shares was based on a comprehensive management evaluation made from a medium-term perspective. The aim was to maintain a strong financial condition and expand Toyota Industries' range of shareholders and investors worldwide. Part of the funds raised through the issuance of new shares has been appropriated as investments in plant and equipment for the Car Air-Conditioning Compressor Business and other operations.

In addition to current assets such as cash and cash equivalents, time deposits and securities, Toyota Industries maintains ¥100.0 billion of commercial paper issuance capacity as of March 31, 2002. Toyota Industries' financial condition remains solid. Through the use of cash and cash equivalents, current assets such as time deposits and securities, as well as free cash flows and fund-raising from financial institutions, Toyota Industries believes that it will be able to provide sufficient funds for the working capital necessary to expand existing operations and develop new projects, and for future investments.

Financial Position

Total assets as of the end of the fiscal year ended March 31, 2002 ("fiscal 2002") stood at ¥1,770.4 billion, a decrease of ¥99.2 billion (5.3%) from fiscal 2001.

Current assets decreased ¥6.0 billion (2.0%) to ¥295.3 billion. This is mainly because decreases in cash and cash equivalents and securities outweighed increases in trade notes and accounts receivable and inventories. Cash and cash equivalents decreased ¥24.2 billion (25.4%) to ¥71.1 billion. Trade notes and accounts receivable increased ¥10.4 billion (10.6%) to ¥107.8 billion. This is due mainly to the consolidation of the industrial equipment sales operation of Toyota Motor Corporation ("TMC") in April 2001. Short-term investments decreased ¥14.6 billion (64.7%) to ¥8.0 billion.

Total Assets, Shareholders' Equity and Shareholders' Equity Ratio



(¥ Billion)
(%)
2,000
1,500
1,000
500
0
80
60
40
20
0
FY 98 99 00 01 02
Total Assets
Shareholders' Equity
Shareholders' Equity Ratio (%)

Inventories increased ¥17.7 billion (33.6%) to ¥70.5 billion, and the inventory turnover period increased from 19.7 days to 23.0 days.

Property, plant and equipment increased ¥42.9 billion (14.6%) to ¥337.6 billion, attributable to an increase in machinery, equipment and vehicles, as well as buildings and structures. Intangible assets increased ¥6.9 billion (7.8%) to ¥94.9 billion.

Investments and other assets decreased ¥143.0 billion (12.1%) to ¥1,042.6 billion. This is attributable largely to a decrease in the market prices of shares of Toyota Group companies, including TMC, and other shares held by Toyota Industries. Toyota Industries, primarily in its Automobile Segment, has a very close business relationship with each of the Toyota Group companies, and it recognizes that holding securities of each of these business partners contributes to mutual management stability. From a long-term point of view, Toyota Industries firmly believes that maintaining and improving the competitive strength of the Toyota Group raises its own profitability and contributes to increasing shareholder value.

Current liabilities increased ¥23.0 billion (10.8%) from fiscal 2001 to ¥236.6 billion. This is due mainly to increases in short-term bank loans, reflecting the consolidation of materials handling equipment sales subsidiaries. Trade notes and accounts payable was ¥111.3 billion, an increase of ¥7.8 billion (7.5%). Short-term bank loans increased ¥10.2 billion (43.9%) to ¥33.4 billion.

Long-term liabilities were ¥636.1 billion, a decrease of ¥50.5 billion (7.4%). This is because deferred tax liabilities decreased ¥71.6 billion as a result of a decrease in the market value of investment securities, and long-term debt increased ¥13.5 billion.

Minority interest in consolidated subsidiaries increased ¥0.7 billion (4.0%) to ¥18.9 billion.

Shareholders' equity decreased ¥72.5 billion (7.6%) to ¥878.8 billion. This is mainly because net unrealized gains on other securities decreased ¥102.3 billion and retained earnings increased ¥20.6 billion. Shareholders' equity per share at year-end decreased to ¥2,809.54 from ¥3,036.77.

Cash Flows

Net cash and cash equivalents provided by operating activities was ¥81.1 billion, an increase of ¥2.7 billion (3.4%) over fiscal 2001. Net cash and cash equivalents used in investing activities decreased ¥49.2 billion (31.5%) to ¥106.7 billion. Net cash and cash equivalents provided by financing activities decreased ¥93.2 billion (98.7%) to ¥1.2 billion. Including translation adjustments, cash and cash equivalents decreased ¥24.2 billion (25.4%) to ¥71.1 billion.


Cash Flows
(¥ Billion)
100
50
0
(50)
(100)
(150)
(200)
FY 98 99 00 01 02
Net Cash Provided by Operating Activities
Net Cash Used in Investing Activities
Net Cash Provided by (Used in) Financing Activities

The increase in net cash provided by operating activities reflects mainly the increase in income before income taxes. Depreciation and amortization increased ¥8.7 billion to ¥55.2 billion, which was offset by the fact that cumulative effect of change in accounting standards for retirement benefits was charged to income in fiscal 2001. In fiscal 2002, depreciation was ¥48.7 billion, and amortization of intangibles and goodwill were ¥1.5 billion and ¥5.0 billion, respectively.

Depreciation and Amortization


(¥ Billion)
60
40
20
0
FY 98 99 00 01 02
Automobile
Materials Handling Equipment
Textile Machinery
Others (Including Corporate or Elimination)

Net cash used in investing activities decreased due mainly to a decrease of ¥85.4 billion in payments for acquisition of subsidiaries' stock. In addition, Toyota Industries used ¥73.6 billion to purchase property, plant and equipment, an increase of ¥18.5 billion over fiscal 2001, and ¥23.7 billion for acquisition of business.

Capital Expenditures


(¥ Billion)
150
100
50
0
FY 98 99 00 01 02
Automobile
Materials Handling Equipment
Textile Machinery
Others (Including Corporate or Elimination)

The amounts used for purchase of property, plant and equipment by principal segment were ¥53.7 billion, up ¥3.4 billion (6.8%), in the Automobile Segment, and ¥9.4 billion, up ¥1.2 billion (14.6%), in the Materials Handling Equipment Segment. In January 2002, Toyota Industries made an additional investment of ¥10.0 billion in ST Liquid Crystal Display Corp. ("ST-LCD"), a 50-50 joint venture with Sony Corporation, in order to establish a second production line for low-temperature polysilicon TFT-LCD panels in the fall of 2001. Sony also invested an additional ¥10.0 billion. As a result, the total paid-in capital of ST-LCD reached ¥50.0 billion.

A decrease in net cash provided by financing activities reflected the fact that the fiscal 2001 figure included proceeds from issuance of common stock and bonds in amounts of ¥55.2 billion and ¥39.8 billion, respectively. For fiscal 2002, Toyota Industries paid ¥5.6 billion in cash dividends.

Overview of Performance

Management of Foreign Exchange Risks

The average exchange rate of the yen to the U.S. dollar (TTM) in fiscal 2002 was ¥125.09, a year-on-year depreciation of ¥14.51 (13.1%).

Overseas sales increased ¥97.7 billion (32.7%) over fiscal 2001 to ¥396.5 billion, accounting for 40.4% of total sales. This is due primarily to the large increases in sales in Europe and North America which accompanied the consolidation of BT Industries' results into Toyota Industries' accounts for the full year, as well as the transfer of TMC's industrial equipment sales operation.

Overseas sales and the ratio of overseas sales to total sales are likely to remain at this high level as sales of TOYOTA- and BT-brand materials handling equipment are expected to continue to increase in Europe and the U.S., and the overseas operations of the Car Air-Conditioning Compressor Business will also expand.

To hedge the foreign exchange risks arising from the export and import of materials, parts and products, Toyota Industries uses derivative instruments (foreign currency forward contracts and foreign currency option contracts). Toyota Industries is also making efforts to procure materials and parts and to produce finished goods in areas closer to overseas markets in order to reduce currency exchanges.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Net Sales, Overseas Sales and Overseas Sales Ratio


(¥ Billion)
(%)
1,000
800
600
400
200
0
50
40
30
20
10
0
FY 98 99 00 01 02
Net Sales
Overseas Sales
Overseas Sales Ratio (%)

Operating Performance

In fiscal 2002, the Japanese economy remained sluggish. A global economic slowdown resulted in decreased exports, production and capital investment, while a weakening of the domestic jobs market kept consumer spending stagnant. Although the global economy was severely affected by the terrorist attacks in September 2001, it showed signs of an upturn from the beginning of 2002.

In this operating environment, Toyota Industries focused its efforts on product quality and retaining the trust of its customers. It also made efforts to strengthen its corporate structure by stepping up the development of attractive products, aggressively conducting sales promotions and carrying out a company-wide program to reduce costs.

Toyota Industries' net sales for fiscal 2002 increased ¥212.8 billion (27.7%) over fiscal 2001 to ¥980.2 billion, and net income increased ¥4.7 billion (20.6%) to ¥27.3 billion, marking a record high for a second consecutive year. The increase in net sales is due primarily to an increase in sales of the Automobile Segment and Materials Handling Equipment Segment. The increase in net income is due largely to the growth in net sales, as well as the success of efforts to reduce costs and increase productivity.

Operating Performance Highlights by Business Segment

Net sales figures for each segment described below do not include intersegment transactions.

Net sales of the Automobile Segment totaled ¥563.6 billion, up ¥106.0 billion (23.2%) over fiscal 2001. Within this segment, net sales of the Vehicle Business totaled ¥280.1 billion, an increase of ¥84.2 billion (43.0%). In April 2001, Toyota Industries started production of the RAV4, a compact sport utility vehicle. However, production of the Vitz (Yaris in Europe) decreased because TMC started production of the Yaris in France. Total production decreased 29,000 units (10.4%) to 247,000 units. The increase in net sales reflects the fact that TMC started charging for engines and other parts, whereas previously such parts had been supplied free of cost. As this change caused an increase of ¥67.5 billion in both sales and cost of sales, there was no effect on the gross profit of Toyota Industries. Net sales of the Engine Business totaled ¥114.9 billion, an increase of ¥12.8 billion (12.5%), due mainly to increased sales of CD-type diesel engines. Net sales of the Car Air-Conditioning Compressor Business totaled ¥153.1 billion, an increase of ¥13.6 billion (9.7%). Sales were up both in Japan and overseas, due mainly to new product development, strengthened sales promotion and increased production capacity.

Net sales of the Materials Handling Equipment Segment totaled ¥353.0 billion, an increase of ¥116.5 billion (49.3%) over fiscal 2001. The increase reflected steady domestic sales and the consolidation of the operating results of BT Industries for the full year (Note 2(1)). These factors were partially offset by adverse market conditions in North America.

Net sales of the Textile Machinery Segment totaled ¥30.7 billion, a decrease of ¥2.5 billion (7.6%) from fiscal 2001. Though Toyota Industries engaged in vigorous sales and service activities, including the display of selections of its latest products, from current models to next-generation models, at international exhibitions, these efforts could not make up for decreased exports to Indonesia, Thailand and South Korea.

Net sales of the Others Segment totaled ¥32.8 billion, a decrease of ¥7.2 billion (18.0%) from fiscal 2001.

Cost of Sales and Selling, General and Administrative Expenses

Toyota Industries' cost of sales for fiscal 2002 increased ¥165.6 billion (25.0%) over fiscal 2001 to ¥828.6 billion. This reflects the fact that TMC charged Toyota Industries for engine and other parts in an amount of ¥67.5 billion in the Automobile Segment, as well as the increase in sales of the Materials Handling Equipment Segment. The ratio of cost of sales to net sales improved from 86.4% to 84.5%, due primarily to the effects of increases in productivity and capacity utilization ratio driven by increased production and cost reduction activities.

Selling, general and administrative (SGA) expenses increased ¥48.1 billion (84.4%) to ¥105.2 billion. The ratio of SGA expenses to net sales increased from 7.4% to 10.7%, largely as a result of the consolidation of materials handling equipment sales subsidiaries, including BT Industries. Amortization of goodwill increased ¥3.5 billion over fiscal 2001, of which an amount of approximately ¥2.0 billion was used for a one-time amortization of goodwill following the consolidation of materials handling equipment sales subsidiaries.

Research and development expenses, included in SGA and manufacturing costs, increased ¥3.8 billion (14.5%) to ¥30.0 billion, representing 3.1% of net sales. By principal segment, research and development expenses were ¥18.1 billion in the Automobile Segment and ¥9.2 billion in the Materials Handling Equipment Segment.

R&D Expenses and R&D Expenses to Net Sales Ratio


(¥ Billion)
(%)
30
20
10
0
6
4
2
0
FY 98 99 00 01 02
R&D Expenses
R&D Expenses to Net Sales Ratio (%)

Operating Income

Due to the factors summarized above, operating income for fiscal 2002 decreased ¥1.0 billion (2.1%) from fiscal 2001 to ¥46.3 billion. Operating income ratio decreased from 6.2% to 4.7%.

Operating Income and Operating Income Ratio


(¥ Billion)
(%)
50
40
30
20
10
0
10
8
6
4
2
0
FY 98 99 00 01 02
Operating Income
Operating Income Ratio (%)

Non-Operating Income and Expenses

Non-operating income for fiscal 2002 increased ¥6.9 billion (42.3%) over fiscal 2001 to ¥23.1 billion. This was because interest income increased ¥4.4 billion as a result of the consolidation of BT Industries for the full year.

Non-operating expenses increased ¥2.6 billion (13.5%) over fiscal 2001 to ¥21.6 billion. This was because interest expenses increased ¥4.4 billion as a result of the consolidation of BT Industries for the full year.

Ordinary Income

Ordinary income increased ¥3.3 billion (7.5%) over fiscal 2001 to ¥47.9 billion.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Extraordinary Gains and Losses

No item was registered for fiscal 2002. The adoption of new accounting standards for retirement benefits, which became effective on April 1, 2000, led to an aggregate funding shortfall of ¥19.1 billion in retirement benefit obligation for fiscal 2001, and the whole shortfall was accounted for as an extraordinary loss. To compensate for this loss, ¥15.1 billion was posted as an extraordinary gain by an employee retirement benefit trust, established through the contribution of certain investment securities held by Toyota Industries. Also, a change was made in the treatment of Toyota Industries' retirement and severance benefits for directors and corporate auditors. This had been treated as an expense recorded at the time of payment. In order to make period earnings more appropriate and the financial statements healthier beginning from fiscal 2001, Toyota Industries changed the accounting method to provide for actual amounts payable during the term based on its internal rules. Accordingly, a ¥2.3 billion provision for retirement and severance benefits for directors and corporate auditors was recorded as an extraordinary loss.

Income before Income Taxes

Income before income taxes was ¥47.9 billion, an increase of ¥9.6 billion (25.2%) over fiscal 2001.

Income Taxes

Net of current and deferred income taxes was ¥19.7 billion, up ¥4.9 billion (32.9%) over fiscal 2001. The effective income tax rate increased from 38.8% to 41.2%.

Minority Interest in Consolidated Subsidiaries

Minority interest in consolidated subsidiaries increased ¥0.1 billion to ¥0.8 billion over fiscal 2001.

Net Income

Net income for fiscal 2002 was ¥27.3 billion, an increase of ¥4.7 billion (20.6%) over fiscal 2001. Return on sales (ROS) decreased from 2.9% to 2.8%. Return on equity (ROE), using the average at fiscal 2002 and fiscal 2001 year-ends, decreased from 3.6% to 3.0%. Net income per share increased from ¥75.90 to ¥87.28, and diluted net income per share increased from ¥67.77 to ¥78.26.

Net Income, ROE and ROS



(¥ Billion)
(%)
30
20
10
0
12
8
4
0
FY 98 99 00 01 02
Net Income
ROE (%)
ROS (%)

Net Income per Share



(¥)
100
80
60
40
20
0
FY 98 99 00 01 02
Basic
Diluted

Strategies and Projections for the Fiscal Year Ending March 31, 2003

Business Strategies

Since its establishment as a textile machinery manufacturer over 75 years ago, Toyota Industries has expanded the scope of its specific characteristics. The operational strategies for these categories are based on the mission assigned to each.

First Category: Vehicle Business and Engine Business

<Mission>

As a member of the Toyota Group, to contribute to the high quality and technological advances of TOYOTA-brand cars.

Second Category: Car Air-Conditioning Compressor Business, Materials Handling Equipment Business and Textile Machinery Business

<Mission>

To aggressively expand global markets through the development of products using Toyota Industries' unique technologies.

Third Category: Electronics Business

<Mission>

To be a key source of Toyota Industries' future growth.

The first category, the Vehicle Business and the Engine Business, handles mainly the production of vehicles consigned by TMC and production of engines for TOYOTA-brand cars. To play a more important role in the Toyota Group, Toyota Industries is making continual efforts to improve its production technologies and strengthen quality control. For Toyota Industries, this field of business provides a stable platform for its own growth, while also contributing to the success of the Toyota Group. Aiming to play a more important role in the development and production of TOYOTA-brand cars and engines, Toyota Industries will step up its efforts to strengthen its research and development capability and improve productivity. In its work in this category for TMC, Toyota Industries will also make proposals for the design and launch of auto parts and compact cars, and actively work to ensure that such proposals are adopted.

The second category, which comprises the Car Air-Conditioning Compressor Business, the Materials Handling Equipment Business and the Textile Machinery Business, is identified as a business field in which Toyota Industries must cultivate further development of global markets by precisely grasping customers' needs, and developing and marketing state-of-the-art products that meet these needs through the application of original technologies. Firmly believing that technological improvement is the key to competitiveness, Toyota Industries strives to strengthen its technological development capabilities by fostering the training and development of superior engineers. Since the Car Air-Conditioning Compressor Business and the Materials Handling Equipment Business are positioned as core businesses, Toyota Industries places a priority on them in its allocation of management resources. In addition, on April 1, 2001, Toyota Industries established TOYOTA Material Handling Company as a uniquely independent company within Toyota Industries. The main purpose of this move was to strengthen independent management in the unit by giving it the authority needed to respond flexibly and speedily to changes in the business environment and to emerge a winner in the face of intensifying global competition.

The third category, the Electronics Business, which includes the production of LCDs, will also be made a priority in Toyota Industries' allocation of management resources in order to develop this activity into a core business in the future. This is a field characterized by rapid advances in technological innovation. Toyota Industries recognizes that it must strengthen its research and development capability to maintain competitiveness in this field. Continuing capital expenditures will be required to do this. Swift decision-making is also required for success in this business, which depends on rapidly getting production on track, improving the rejection rate of products and achieving a return on investment. Aiming to participate in the Electronics Business and expand operations in the short term, and to diversify risks by entering new areas of this business, Toyota Industries has not only carried out independent product development, but has also entered into joint ventures with both Sony Corporation and Ibiden Co., Ltd. Toyota Industries believes that this strategy has been successful to date and views this category as a key source of future corporate growth.

Management's Discussion and Analysis of Financial Condition and Results of Operations

More Efficient Management of Funds

Until March 2002, the full amount of deposits in financial institutions that have headquarters in Japan was fully protected by the Deposit Insurance Corporation of Japan (DICJ), a government organization under the Deposit Insurance Law. Effective April 2002, the guaranteed sum insured was reduced to a maximum principal of ¥10 million per depositor per financial institution, plus interest (limited coverage). To achieve more efficient fund utilization, Toyota Industries Group is pushing ahead with localized fund management by region.

At Toyota Industries Group, we are spreading risk by switching to more secure credits and reviewing relationships with banks with a view to establishing deposit limits in accordance with bank credit ratings. Also, to minimize risks to the working capital of the Group, Toyota Industries has started to take in the surplus funds of its subsidiaries. In North America, Toyota Industries North America, Inc. ("TINA"), one of our holding companies, is promoting intensive management of funds. TINA is mainly responsible for efficient appropriation of funds by coordinating surpluses and shortfalls among Group companies and borrowing directly from Toyota Industries Corporation. From fiscal 2001, ended December 31, 2001, TINA and its subsidiaries have paid taxes on a consolidated basis. Tax planning through consolidated tax payment is expected to reduce Toyota Industries' effective income tax rate.

Capital and Business Collaboration

On April 25, 2002, the Boards of Directors of both Toyota Industries and Aichi Corporation ("Aichi") voted to conclude a comprehensive agreement on capital and business collaboration between the two companies. Aichi is listed on the Tokyo and Nagoya Stock Exchanges as a manufacturer of special-purpose vehicles such as aerial lift equipment for construction works. Through this collaboration, both companies will be able to offer product lineups that best exploit the strengths of each company. Toyota Industries will concentrate on the manufacture of materials handling equipment such as forklift trucks, while Aichi will specialize in special-purpose vehicles.

On May 14, 2002, Aichi issued and allocated 20,056,000 shares of common stock to Toyota Industries. This amounts to 34% of Aichi's total shares issued, for which we paid ¥3.2 billion. We also obtained a warrant that when exercised in May 2003 will raise our holding to 51%. This will turn Aichi into one of our subsidiaries, and raise our total investment amount to ¥7.0 billion.

Forecast for Fiscal 2003

For fiscal 2003, ending March 31, 2003, Toyota Industries forecasts consolidated net sales of ¥990.0 billion, ordinary income of ¥48.0 billion and net income of ¥23.5 billion. These projections are based on an exchange rate of ¥125=US$1.

Dividend Policy

Toyota Industries Corporation's dividend policy is to continue paying stable dividends, while giving overall consideration to business results and dividends payout ratio, in order to meet the expectations of shareholders.

Toyota Industries' Ordinary General Meeting of Shareholders, held on June 27, 2002, approved a year-end cash dividend of ¥10.0 per share. Including the interim cash dividend of ¥9.0 per share, cash dividends for the year totaled ¥19.0 per share, an increase of ¥2.0 per share over fiscal 2001. The dividend payout ratio was 23.8%.

Toyota Industries views retained earnings as an important resource for securing future profits for its shareholders, and it intends to strategically invest to aggressively pursue business expansion and strengthen its management foundations. Toyota Industries also use reserves to repurchase treasury stocks.

Stock Repurchase Program

On May 10, 2002, the Board of Directors of Toyota Industries Corporation resolved to propose an agenda item asking for authorization to repurchase its shares by a shareholder resolution to be adopted at the Ordinary General Meeting of Shareholders held on June 27, 2002. This will allow the Company to implement flexible capital policies in accordance with the business environment. The Board of Directors of Toyota Industries Corporation is authorized to repurchase up to 20 million of the Company's common shares (representing 6.4% of the Company's issued shares) at a total purchase price not exceeding ¥50 billion.

Change in Share Trading Unit

To broaden the range of investors in Toyota Industries' stock and to promote the trading of its shares, Toyota Industries lowered the minimum trading unit of its shares from 1,000 to 100 with effect from August 1, 2001. Accordingly, Toyota Industries' shares listed on the Tokyo Stock Exchange, Nagoya Stock Exchange and Osaka Securities Exchange have since been traded in units of 100 shares. As a result, the number of shareholders increased by 2,867—from 14,937 as of March 31, 2001 to 17,804 as of March 31, 2002.

Toyota Industries' Relationship to Toyota Motor Corporation

In 1933, Kiichiro Toyoda, eldest son of founder Sakichi Toyoda and Managing Director of Toyota Industries (then Toyoda Automatic Loom Works, Ltd.) at the time, established the Automobile Division within the Company. In 1937, the Automobile Division was spun off and became an independent company, Toyota Motor Co., Ltd. (the present Toyota Motor Corporation).

As of March 31, 2002, Toyota Industries holds 5.4% (196,725 thousand shares) of TMC's total shares issued. As of the same date, TMC holds 24.7% (77,282 thousand shares) of Toyota Industries' total shares issued. Toyota Industries is one of TMC's affiliates accounted for by the equity method.

TMC assigns the assembly of certain cars and the production of automobile engines to us. We also directly or indirectly manufacture and sell other automobile components to TMC. In fiscal 2002, our net sales to TMC totaled ¥411.0 billion and accounted for 41.9% of consolidated net sales.

As a member of the Toyota Group, we intend to enhance the competitiveness of TMC and other Toyota Group members by contributing in such areas as quality, cost, delivery and technologies. We believe that this will be reflected in increases in sales and profits for the Toyota Group, thus increasing the shareholder value of Toyota Industries.

Consolidated Balance Sheets

Toyota Industries Corporation
As of March 31, 2002 and 2001

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	**2002**	2001	**2002**
Current assets:			
Cash and cash equivalents (Note 4)	**¥ 71,120**	¥ 95,297	**$ 533,734**
Trade notes and accounts receivable (Notes 8 and 10)	**107,821**	97,455	**809,163**
Short-term investments (Note 5)	**7,979**	22,625	**59,880**
Inventories (Note 6)	**70,511**	52,763	**529,163**
Deferred tax assets (Note 15)	**10,081**	8,686	**75,655**
Other current assets	**29,731**	25,684	**223,122**
Less — allowance for doubtful accounts	**(1,917)**	(1,159)	**(14,387)**
Total current assets	**295,326**	301,351	**2,216,330**
Fixed assets:			
Property, plant and equipment:			
Buildings and structures (Note 8)	**102,659**	88,858	**770,424**
Machinery, equipment and vehicles (Notes 8 and 16)	**149,259**	135,406	**1,120,143**
Tools, furniture and fixtures (Note 16)	**15,483**	14,550	**116,195**
Land (Note 8)	**46,550**	42,103	**349,343**
Construction in progress	**23,692**	13,826	**177,801**
Total property, plant and equipment	**337,643**	294,743	**2,533,906**
Intangible assets:			
Software	**6,347**	1,580	**47,633**
Goodwill	**88,528**	86,407	**664,375**
Total intangible assets	**94,875**	87,987	**712,008**
Investments and other assets:			
Investments in securities (Notes 5 and 8)	**986,355**	1,145,176	**7,402,289**
Long-term loans	**11,533**	8,106	**86,552**
Long-term prepaid expenses	**11,927**	5,354	**89,508**
Deferred tax assets (Note 15)	**2,237**	1,374	**16,788**
Other investments and other assets (Note 14)	**30,621**	25,663	**229,801**
Less — allowance for doubtful accounts	**(116)**	(112)	**(871)**
Total investments and other assets	**1,042,557**	1,185,561	**7,824,067**
Total fixed assets	**1,475,075**	1,568,291	**11,069,981**
Total assets	**¥1,770,401**	¥1,869,642	**$13,286,311**

The accompanying notes are an integral part of these financial statements.

LIABILITIES AND SHAREHOLDERS' EQUITY	Millions of yen		Thousands of U.S. dollars (Note 1)
	2002	2001	**2002**
Current liabilities:			
Trade notes and accounts payable (Note 10)	**¥ 111,251**	¥ 103,444	**$ 834,904**
Short-term bank loans (Note 8)	**33,371**	23,193	**250,439**
Other payables	**21,662**	17,114	**162,567**
Accrued expenses	**36,327**	32,220	**272,623**
Accrued income taxes	**8,611**	12,364	**64,623**
Deposits received from employees	**18,548**	18,030	**139,197**
Deferred tax liabilities (Note 15)	**494**	15	**3,707**
Other current liabilities (Note 8)	**6,375**	7,220	**47,842**
Total current liabilities	**236,639**	213,600	**1,775,902**
Long-term liabilities:			
Long-term debt (Notes 7 and 8)	**281,983**	268,495	**2,116,195**
Deferred tax liabilities (Note 15)	**315,978**	387,548	**2,371,318**
Allowance for retirement benefits (Note 14)	**28,840**	25,534	**216,435**
Other long-term liabilities	**9,293**	5,041	**69,741**
Total long-term liabilities	**636,094**	686,618	**4,773,689**
Total liabilities	**872,733**	900,218	**6,549,591**
Minority interest in consolidated subsidiaries	**18,856**	18,126	**141,508**
Shareholders' equity (Note 11):			
Common stock, par value ¥50:			
Authorized — 1,091,245,000 shares			
Issued — 313,299,249 shares in 2002 and 313,296,225 shares in 2001	**68,022**	68,019	**510,484**
Capital surplus	**89,327**	88,513	**670,372**
Retained earnings	**253,975**	233,368	**1,906,004**
Net unrealized gains on other securities	**456,415**	558,673	**3,425,253**
Foreign currency translation adjustments	**12,361**	2,746	**92,765**
Treasury stock at cost (Note 20) — 503,091 shares in 2002 and 36,093 shares in 2001	**(1,288)**	(21)	**(9,666)**
Total shareholders' equity	**878,812**	951,298	**6,595,212**
Total liabilities and shareholders' equity	**¥1,770,401**	¥1,869,642	**$13,286,311**

Consolidated Statements of Income

Toyota Industries Corporation
For the years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	**2002**
Net sales	**¥980,163**	¥767,383	¥625,773	**$ 7,355,820**
Cost of sales (Note 12)	**828,626**	663,013	557,554	**6,218,582**
Gross profit	**151,537**	104,370	68,219	**1,137,238**
Selling, general and administrative expenses (Note 12)	**105,207**	57,066	39,352	**789,546**
Operating income	**46,330**	47,304	28,867	**347,692**
Non-operating income:				
Interest income	**8,618**	4,242	901	**64,675**
Dividends income	**7,726**	6,957	6,864	**57,981**
Other non-operating income	**6,779**	5,050	8,554	**50,875**
Non-operating expenses:				
Interest expenses	**10,844**	6,446	2,532	**81,381**
Other non-operating expenses	**10,743**	12,582	15,492	**80,622**
Ordinary income	**47,866**	44,525	27,162	**359,220**
Extraordinary gains:				
Gain on securities contribution to employee retirement benefit trust	**–**	15,080	–	**–**
Extraordinary losses:				
Cumulative effect of change in accounting standards for retirement benefits	**–**	19,056	–	**–**
Provision for retirement and severance benefits for directors and corporate auditors	**–**	2,329	–	**–**
Income before income taxes	**47,866**	38,220	27,162	**359,220**
Income taxes — current (Note 15)	**20,843**	21,161	15,395	**156,420**
Income taxes — deferred (Note 15)	**(1,136)**	(6,338)	(2,812)	**(8,525)**
Minority interest in consolidated subsidiaries	**848**	760	893	**6,364**
Net income	**¥ 27,311**	¥ 22,637	¥ 13,686	**$ 204,961**

	Yen			U.S. dollars
Net income per share — basic	**¥87.28**	¥75.90	¥48.32	**$0.66**
Net income per share — diluted	**78.26**	67.77	43.18	**0.59**
Cash dividends per share	**19.00**	17.00	16.00	**0.14**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Shareholders' Equity

Toyota Industries Corporation
For the years ended March 31, 2002, 2001 and 2000

		Millions of yen					
	Number of shares (Thousands)	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance at March 31, 1999	283,296	¥ 40,178	¥ 60,673	¥ 200,308	¥ –	¥ –	¥ (1)
Increase due to increase in consolidated subsidiaries	–	–	–	702	–	–	–
Cumulative effect of the adoption of tax effect accounting (Note 3)	–	–	–	5,487	–	–	–
Net income	–	–	–	13,686	–	–	–
Cash dividends	–	–	–	(4,533)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(187)	–	–	–
Treasury stock owned by newly consolidated subsidiaries	(36)	–	–	–	–	–	(20)
Balance at March 31, 2000	283,260	40,178	60,673	215,463	–	–	(21)
Net income	–	–	–	22,637	–	–	–
Cash dividends	–	–	–	(4,533)	–	–	–
Bonuses to directors and corporate auditors	–	–	–	(199)	–	–	–
Capital increase by issuance of shares	30,000	27,841	27,840	–	–	–	–
Adoption of the accounting standards for financial instruments (Note 3)	–	–	–	–	558,673	–	–
Adoption of the accounting standards for foreign currency transactions (Note 3)	–	–	–	–	–	2,746	–
Balance at March 31, 2001	313,260	68,019	88,513	233,368	558,673	2,746	(21)
Net income	–	–	–	**27,311**	–	–	–
Cash dividends	–	–	–	**(5,635)**	–	–	–
Bonuses to directors and corporate auditors	–	–	–	**(258)**	–	–	–
Net unrealized gains on other securities	–	–	–	–	**(102,258)**	–	–
Foreign currency translation adjustments	–	–	–	–	–	**9,615**	–
Conversions of convertible bonds	**3**	**3**	**3**	–	–	–	–
Treasury stock at cost	**(467)**	–	–	–	–	–	**(1,267)**
Transfer due to merger of a subsidiary	–	–	**811**	**(811)**	–	–	–
Balance at March 31, 2002	**312,796**	**¥68,022**	**¥89,327**	**¥253,975**	**¥ 456,415**	**¥12,361**	**¥(1,288)**

	Thousands of U.S. dollars (Note 1)					
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on other securities	Translation adjustments	Treasury stock at cost
Balance at March 31, 2001	$ 510,461	$ 664,263	$ 1,751,355	$ 4,192,668	$ 20,608	$ (158)
Net income	–	–	**204,961**	–	–	–
Cash dividends	–	–	**(42,290)**	–	–	–
Bonuses to directors and corporate auditors	–	–	**(1,936)**	–	–	–
Net unrealized gains on other securities	–	–	–	**(767,415)**	–	–
Foreign currency translation adjustments	–	–	–	–	**72,157**	–
Conversions of convertible bonds	**23**	**23**	–	–	–	–
Treasury stock at cost	–	–	–	–	–	**(9,508)**
Transfer due to merger of a subsidiary	–	**6,086**	**(6,086)**	–	–	–
Balance at March 31, 2002	**$510,484**	**$670,372**	**$1,906,004**	**$3,425,253**	**$92,765**	**$(9,666)**

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Toyota Industries Corporation
For the years ended March 31, 2002, 2001 and 2000

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2002	2001	2000	**2002**
Cash flows from operating activities:				
Income before income taxes	**¥ 47,866**	¥ 38,220	¥ 27,162	**$ 359,220**
Adjustments to reconcile income before income taxes to net cash provided by operating activities:				
Depreciation and amortization	**55,174**	46,454	42,681	**414,064**
Increase (decrease) in allowance for doubtful accounts	**251**	(129)	(36)	**1,884**
Interest and dividends income	**(16,343)**	(11,199)	(7,765)	**(122,649)**
Interest expenses	**10,844**	6,446	2,532	**81,381**
Equity in net loss of affiliates	**928**	973	5,036	**6,964**
Decrease (increase) in receivables	**8,081**	(2,450)	(8,427)	**60,645**
Increase in inventories	**(1,371)**	(3,922)	(1,998)	**(10,289)**
(Decrease) increase in payables	**(3,403)**	8,178	14,563	**(25,539)**
Others, net	**(174)**	8,914	549	**(1,306)**
Subtotal	**101,853**	91,485	74,297	**764,375**
Interest and dividends income received	**16,372**	11,212	7,779	**122,867**
Interest expenses paid	**(10,907)**	(6,155)	(2,532)	**(81,854)**
Income taxes paid	**(26,240)**	(18,129)	(11,486)	**(196,923)**
Net cash provided by operating activities	**81,078**	78,413	68,058	**608,465**
Cash flows from investing activities:				
Payments for purchases of marketable securities	**(5,884)**	(1,719)	(3,506)	**(44,158)**
Proceeds from sales of marketable securities	**4,213**	4,323	7,608	**31,617**
Payments for purchases of property, plant and equipment	**(73,606)**	(55,127)	(52,082)	**(552,390)**
Proceeds from sales of property, plant and equipment	**2,617**	2,384	1,147	**19,640**
Payments for purchases of investment securities	**(21,121)**	(9,667)	(16,101)	**(158,507)**
Proceeds from sales of investment securities	**4,033**	2,107	26	**30,266**
Payments for acquisition of subsidiaries' stock resulting in change in scope of consolidation	**(705)**	(86,137)	–	**(5,291)**
Payments for loans made	**(3,139)**	(3,411)	(10,503)	**(23,557)**
Proceeds from collections of loans	**2,575**	11,266	3,958	**19,325**
Payments for acquisition of business	**(23,719)**	–	(1,499)	**(178,004)**
Others, net	**8,025**	(19,890)	3,765	**60,226**
Net cash used in investing activities	**(106,711)**	(155,871)	(67,187)	**(800,833)**
Cash flows from financing activities:				
Increase in short-term bank loans, net	**1,062**	6,884	1,934	**7,970**
Proceeds from issuance of commercial paper	**–**	80,000	–	**–**
Redemption of commercial paper	**–**	(80,000)	–	**–**
Proceeds from long-term bank loans	**8,048**	4,111	1,633	**60,398**
Repayments of long-term bank loans	**(2,755)**	(6,586)	(1,032)	**(20,675)**
Proceeds from issuances of bonds	**–**	39,797	29,849	**–**
Proceeds from issuances of common stock	**–**	55,229	–	**–**
Cash dividends paid	**(5,634)**	(4,533)	(4,533)	**(42,281)**
Cash dividends paid for minority shareholders	**(614)**	(420)	(330)	**(4,607)**
Others, net	**1,118**	(10)	(21)	**8,389**
Net cash provided by financing activities	**1,225**	94,472	27,500	**9,194**
Translation adjustments of cash and cash equivalents	**231**	951	(1,808)	**1,734**
Net (decrease) increase in cash and cash equivalents	**(24,177)**	17,965	26,563	**(181,440)**
Cash and cash equivalents at beginning of year	**95,297**	77,332	49,955	**715,174**
Increase in cash and cash equivalents due to increase in consolidated subsidiaries	**–**	–	814	**–**
Cash and cash equivalents at end of year	**¥ 71,120**	¥ 95,297	¥ 77,332	**$ 533,734**

The accompanying notes are an integral part of these financial statements.

Notes to Consolidated Financial Statements

1. Basis of presenting consolidated financial statements

On June 27, 2001, the Ordinary General Meeting of Shareholders of Toyoda Automatic Loom Works, Ltd. approved to change the company name to Toyota Industries Corporation effective August 1, 2001. The accompanying consolidated financial statements have been prepared based on the accounts maintained by Toyota Industries Corporation (the "Company"), and its consolidated subsidiaries (together, hereinafter referred to as "Toyota Industries") in accordance with the provisions set forth in the Japanese Commercial Code and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

Certain items presented in the consolidated financial statements submitted to the Director of Kanto Finance Bureau in Japan have been reclassified in these accounts for the convenience of readers outside Japan.

The consolidated financial statements are not intended to present the consolidated financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Amounts in U.S. dollars are included solely for the convenience of readers outside Japan. The rate of ¥133.25 =US$1, the approximate rate of exchange prevailing at March 29, 2002, has been used in translation. The inclusion of such amounts are not intended to imply that the Japanese yen have been or could be converted into equivalent amounts in U.S. dollars at this rate or any other rates.

2. Summary of significant accounting policies

(1) Consolidation

The consolidated financial statements include the accounts of the Company and its 111 subsidiaries (26 domestic subsidiaries and 85 overseas subsidiaries, which are listed on page 94 and 95) in 2002, 100 subsidiaries (22 domestic subsidiaries and 78 overseas subsidiaries) in 2001 and 29 subsidiaries (22 domestic subsidiaries and seven overseas subsidiaries) in 2000. The unconsolidated subsidiaries are those which have no material effect on the consolidated financial statements of Toyota Industries, or Toyota Industries' majority ownership of such subsidiaries would be temporary.

For the year ended March 31, 2002, 15 subsidiaries were newly added to the scope of consolidation and four companies were excluded from the scope of consolidation. Since five subsidiaries out of 15 subsidiaries are deemed as being acquired by the Company as of the semiannual period end, the results of operations of the latter half of the year of those subsidiaries are consolidated in the consolidated financial statements. One unconsolidated subsidiary is excluded from the scope of consolidation since ownership is temporary.

For the year ended March 31, 2001, 72 subsidiaries, including 63 BT Industries Group companies, were newly added to the scope of consolidation. Since 64 subsidiaries out of 72 subsidiaries were deemed as being acquired by the Company as of the semiannual period end, the results of operations of the latter half of the year of those subsidiaries are consolidated in the consolidated financial statements. Two unconsolidated subsidiaries are excluded from the scope of consolidation since ownership is temporary.

For the year ended March 31, 2000, as a result of adoption of the new accounting standards, two companies which had been treated as affiliates became consolidated subsidiaries.

The fiscal years of certain subsidiaries are different from the fiscal year of the Company. Since the difference is not more than three months, the Company is using those subsidiaries' statements for those fiscal years, making adjustments for significant transactions that materially affect the financial position or results of operations.

All significant intercompany transactions, balances and unrealized profits within Toyota Industries have been eliminated.

A full portion of the assets and liabilities of the acquired subsidiaries is stated at fair value as of the date of acquisition of control.

(2) Investments in unconsolidated subsidiaries and affiliates

Investments in one unconsolidated subsidiary and 18 major affiliates in 2002, two unconsolidated subsidiaries and 17 major affiliates in 2001 and two affiliates in 2000 are accounted for by the equity method of accounting. Investments in unconsolidated subsidiaries and affiliates not accounted for by the equity method are stated at cost due to their insignificant effect on the consolidated financial statements.

The major affiliates accounted for by the equity method are listed on page 95.

(3) Translation of foreign currencies

Foreign currency denominated receivables and payables are translated into Japanese yen at the year-end exchange rates and the resulting transaction gains or losses are included in income statements.

All asset and liability accounts of foreign subsidiaries and affiliates are translated into Japanese yen at year-end exchange rates and all revenue and expense accounts are translated at prevailing fiscal average rates. The resulting translation adjustments are included as a separate component of shareholders' equity from the year ended March 31, 2001. Changes in accounting policies are discussed in Note 3.

(4) Cash and cash equivalents

Cash and cash equivalents include all highly liquid investments, generally with original maturities of three months or less, that are readily convertible to known amounts of cash and are so near maturity that they present insignificant risk of changes in value because of changes in interest rates.

(5) Marketable securities and investment in securities

Until the year ended March 31, 2000, marketable securities (current) and investment in securities (non-current) with a market quotation on a stock exchange were valued at the lower of moving-average cost or market value. Marketable securities and investment in securities without a market quotation were valued at moving-average cost.

Effective beginning the year ended March 31, 2001, Toyota Industries adopted new accounting standards for financial instruments that include accounting for marketable securities and investment in securities. The new accounting standards require Toyota Industries to classify securities into four categories by purpose of holding: trading securities, held-to-maturity securities, other securities and investments in unconsolidated subsidiaries and affiliates. Toyota Industries had no trading securities or held-to-maturity securities as of March 31, 2002 and 2001.

Other securities with readily determinable fair values are stated at fair value based on market prices at the end of the year. Unrealized gains and losses are included in "Net unrealized gains on other securities" as a separate component of shareholders' equity. Cost of sales of such securities is determined by the moving-average method. Other securities without readily determinable fair values are stated at cost, as determined by the moving-average method.

Investments in unconsolidated subsidiaries and affiliates are accounted for by the equity method (see Note 2(2) above).

(6) Inventories

Inventories are stated mainly at cost determined by the moving-average method.

(7) Property, plant and equipment, and depreciation

Property, plant and equipment are stated at cost. Depreciation expenses of property, plant and equipment are computed mainly by the declining-balance method for the Company and Japanese subsidiaries and by the straight-line method for foreign subsidiaries. Significant renewals and additions are capitalized at cost. Repair and maintenance are charged to income as incurred.

Accumulated depreciation as of March 31, 2002 and 2001 was ¥447,600 million (US$3,359,099 thousand) and ¥406,843 million, respectively.

(8) Intangible assets and amortization

Amortization of intangible assets is computed using the straight-line method. Software costs for internal use are amortized by the straight-line method over their expected useful lives (mainly five years).

Goodwill, if material, is amortized principally over less than 20 years on a straight-line basis, while immaterial goodwill is charged to income as incurred. Goodwill incurred before April 1, 2000 has been amortized over five years on a straight-line basis.

(9) Allowances for doubtful accounts

Toyota Industries adopted the policy of providing an allowance for doubtful accounts in an amount sufficient to cover possible losses on collection by estimating individually uncollectible amounts and applying to the remaining accounts a percentage determined by certain factors such as historical collection experiences.

(10) Deferred charges

Stock issuance costs and bond issuance costs are expensed as incurred.

(11) Allowance for retirement benefits

Until the year ended March 31, 2000, allowance for retirement benefits was calculated at the present value based on the amount that would be paid if all employees voluntarily retired.

Effective beginning the year ended March 31, 2001, Toyota Industries adopted new accounting standards for retirement benefits for employees. Toyota Industries accrues an amount which is considered to be incurred in the period based on the estimated projected benefit obligations and estimated pension assets at the end of the year. To provide for retirement benefits for directors and corporate auditors, an amount which is required at the end of the year by an internal rule describing the retirement benefits for directors is accrued. The change in accounting policy is described in Note 3.

(12) Lease transactions

Finance leases other than those that are deemed to transfer the ownership of the leased assets to lessees are accounted for mainly by a method similar to that applicable to ordinary operating leases.

(13) Consumption tax

The consumption tax under the Japanese Consumption Tax Law withheld by Toyota Industries on sales of goods is not included in the amount of net sales in the accompanying consolidated statements of income, and the consumption tax paid by Toyota Industries under the law on purchases of goods and services, and expenses is not included in the related amount.

(14) Hedge accounting

(a) Method of hedge accounting

Mainly the deferral method of hedge accounting is applied. In the case of foreign currency forward contracts, the hedged items are translated at contracted forward rates if certain conditions are met. In the year ended March 31, 2002, foreign exchange forward contracts and foreign currency option contracts are used for hedging risk of change in foreign exchange rate relating to accounts receivable.

(b) Hedging instruments and hedged items

Hedging instruments:	derivatives instruments (interest rate swaps, foreign currency forwards and foreign currency option contracts)
Hedged items:	risk of change in interest rate on borrowings and risk of change in forward exchange rate on transactions denominated in foreign currencies (monetary assets and liabilities, marketable securities and forecasted transactions)

(c) Hedging policy

Hedging transactions are executed and controlled based on Toyota Industries' internal rule and Toyota Industries is hedging interest rate risks and foreign currency risks. Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(d) Method used to measure hedge effectiveness

Hedge effectiveness is measured by comparing accumulated changes in market prices of hedged items and hedging instruments or accumulated changes in estimated cash flows from the inception of the hedge to the date of measurements performed. Currently it is considered that there are high correlations between them.

(e) Others

Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(15) Appropriation of retained earnings

In the accompanying consolidated statements of shareholders' equity, the approved amount during the relevant fiscal year is reflected for the appropriation of retained earnings of consolidated subsidiaries. In Japan, the payment of bonuses to directors and corporate auditors is made out of retained earnings through an appropriation, instead of being charged to income for the year.

(16) Income taxes

Effective beginning the year ended March 31, 2000, tax effect accounting has been adopted. The change in accounting policies is discussed in Note 3.

Provision for income taxes is computed based on the pretax income included in the consolidated statements of income. The asset and liability approach is used to recognize deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities.

Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized.

(17) Net income per share

The computation of basic net income per share is based on the weighted-average number of outstanding shares of common stock. The calculation of diluted net income per share is similar to the calculation of basic net income per share, except that the weighted-average number of shares outstanding includes the additional dilution from potential common stock equivalents such as convertible bonds. Cash dividends per share shown in the statements of income are the amounts applicable to the respective years.

3. Changes in accounting policies and adoption of new accounting standards

(1) For the year ended March 31, 2001

(a) Allowance for retirement and severance benefits for directors and corporate auditors

The Company's retirement and severance benefits for directors and corporate auditors were previously recorded as expenses at the time they were awarded. However, in order to make period earnings more appropriate, beginning the year ended March 31, 2001, these expenses are accrued based on the directors' retirement benefit rule. Compared to the previous method, operating income and ordinary income decreased by ¥196 million and income before income taxes decreased by ¥2,525 million.

(b) Accounting for retirement benefits

Effective beginning the year ended March 31, 2001, the new accounting standards for retirement benefits have been applied. As a result, operating income and ordinary income decreased by ¥1,005 million and income before income taxes decreased by ¥4,982 million. Also, cumulative effect of change in accounting standards for retirement benefits of ¥19,057 million was charged to income and recorded as an extraordinary loss, and gain on securities contribution to employee retirement benefit trust of ¥15,080 million was charged to income and recorded as an extraordinary gain. Allowance for retirement and severance benefits and unamortized prior service cost are included in allowance for retirement benefits.

(c) Accounting for financial instruments

Effective beginning the year ended March 31, 2001, the new accounting standards for financial instruments have been applied. As a result, ordinary income and income before income taxes increased by ¥359 million. At the beginning of the year ended March 31, 2001, Toyota Industries reviewed the holding purposes of the securities it owns. As a result, marketable securities expiring within one year were classified under current assets as marketable securities and the others were classified as investment in securities. As a result, marketable securities decreased by ¥394 million and investment in securities increased by the same amount.

(d) Accounting for foreign currency transactions

Effective beginning the year ended March 31, 2001, the amended accounting standards for foreign currency transactions have been applied. Neither profits nor losses resulted from this change. Effective beginning the year ended March 31, 2001, translation adjustments, which had been listed under assets in the consolidated balance sheets as of March 31, 2000, has been shifted under shareholders' equity and included in minority interest in consolidated subsidiaries due to the amendment of Japanese Regulations Concerning the Terminology, Forms and Preparation Methods of Consolidated Financial Statements.

(2) For the year ended March 31, 2000

(a) Consolidation and investments in affiliates

Since the year ended March 31, 2000, Toyota Industries has adopted the new accounting standards for preparation of consolidated financial statements. To follow the new standards, Toyota Industries has changed its criteria with regard to the identification of companies to be consolidated from the percentage-of-ownership approach to the effective control approach. Pro forma disclosure of the effect of the retroactive application of the new accounting standards is not required under accounting standards generally accepted in Japan. As a result of the adoption of the new standards, two companies have been newly consolidated because Toyota Industries was deemed to have effective control over those two companies.

(b) Translation of foreign subsidiaries' financial statements

Until the year ended March 31, 1999, revenue and expenses accounts of overseas consolidated subsidiaries had been translated into Japanese yen at year-end rates. From the year ended March 31, 2000, the Company has used annual average rates. This change was made to present the operating results more precisely as the significance of the overseas consolidated subsidiaries had been increasing and their revenue and expenses were incurred throughout the fiscal years.

As a result of this change, net sales increased by ¥10,431 million, ordinary income increased by ¥551 million and income before income taxes increased by ¥198 million for the year ended March 31, 2000 compared to the amounts accounted for under the former policies.

(c) Income taxes

Tax effect accounting has been adopted from the year ended March 31, 2000 due to the amendment of the accounting standards for income taxes. As a result, deferred tax assets were newly recognized in an amount of ¥9,867 million, ¥4,556 million in current assets and ¥5,311 million in investments and other assets, and deferred tax liabilities were recognized in an amount of ¥2,042 million in the consolidated financial statements as of March 31, 2000. Also, net income for the year ended March 31, 2000 and retained earnings as of March 31,2000 increased by ¥2,970 million and ¥8,458 million, respectively.

In addition to the above, cumulative effect of the adoption of tax effect accounting of ¥5,487 million at the beginning of the year ended March 31, 2000 was recognized as adjustments in retained earnings.

4. Acquisitions

(1) For the year ended March 31, 2002

Summary of assets and liabilities that increased due to the acquisition of business (materials handling sales operation) from Toyota Motor Corporation is as follows:

	Millions of yen	Thousands of U.S. dollars
Current assets	**¥11,912**	**$ 89,396**
Fixed assets	**14,957**	**112,248**
Current liabilities	**(1,184)**	**(8,886)**
Long-term liabilities	**(1,152)**	**(8,645)**
Acquisition cost	**24,533**	**184,113**
Less: cash and cash equivalents	**(814)**	**(6,109)**
Cash payment for the acquisition	**¥23,719**	**$178,004**

(2) For the year ended March 31, 2001

By May 31, 2000, the Company had acquired 97.1% of the share capital of BT Industries AB, a holding company of BT Industries Group, which consists of materials handling equipment manufacturing and sales companies. Due to this acquisition, Toyota Industries recorded goodwill amounting to ¥61,557 million, which is amortized over 20 years.

The summarized assets and liabilities arising from the acquisition, the acquisition cost to purchase BT Industries AB's shares, and the net cash payment made for the acquisition are as follows:

	Millions of yen
Current assets	¥ 56,289
Fixed assets	117,255
Current liabilities	(33,559)
Long-term liabilities	(49,450)
Minority interest	(762)
Acquisition cost of BT Industries AB	89,773
Less: cash and cash equivalents in BT Industries AB	(3,745)
Cash payment for the acquisition of BT Industries AB	¥ 86,028

(3) For the year ended March 31, 2000

Summary of assets and liabilities that increased due to the acquisition of the water-jet loom business of Nissan Texsys Co., Ltd. is as follows:

	Millions of yen
Current assets	¥1,222
Fixed assets	386
Total assets	1,608
Current liabilities	99
Long-term liabilities	11
Total liabilities	¥ 110

5. Marketable securities

(1) As of and for the year ended March 31, 2002

(a) Other securities with readily determinable fair value as of March 31, 2002 are as follows:

	Millions of yen			Thousands of U.S. dollars		
	Acquisition cost	Carrying amount	Difference	Acquisition cost	Carrying amount	Difference
Securities with carrying amount exceeding acquisition cost:						
Stocks	**¥160,158**	**¥941,875**	**¥781,717**	**$1,201,936**	**$7,068,480**	**$5,866,544**
Bonds						
Corporate bonds	**2,999**	**3,000**	**1**	**22,506**	**22,514**	**8**
Subtotal	**163,157**	**944,875**	**781,718**	**1,224,442**	**7,090,994**	**5,866,552**
Securities with carrying amount not exceeding acquisition cost:						
Stocks	**15,324**	**10,014**	**(5,310)**	**115,002**	**75,152**	**(39,850)**
Bonds						
Government and municipal bonds, etc.	**0**	**0**	**-**	**0**	**0**	**-**
Corporate bonds	**7,093**	**7,090**	**(3)**	**53,231**	**53,208**	**(23)**
Other bonds	**3**	**3**	**-**	**23**	**23**	**-**
Subtotal	**22,420**	**17,107**	**(5,313)**	**168,256**	**128,383**	**(39,873)**
Total	**¥185,577**	**¥961,982**	**¥776,405**	**$1,392,698**	**$7,219,377**	**$5,826,679**

In this year, Toyota Industries recorded ¥302 million (US$2,269 thousand) of impairment on an equity security included in securities with carrying amount not exceeding the cost lines.

(b) Other securities sold during the year ended March 31, 2002 are as follows:

Millions of yen			Thousands of U.S. dollars		
Proceeds	Realized gains	Realized losses	Proceeds	Realized gains	Realized losses
¥17,967	**¥242**	**¥11**	**$134,837**	**$1,816**	**$83**

(c) Contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) without readily determinable fair value as of March 31, 2002 are as follows:

	Carrying amount	
	Millions of yen	Thousands of U.S. dollars
Held-to-maturity securities	¥ –	$ –
Other securities		
Domestic unlisted stocks excluding over-the-counter stocks	**14,996**	**112,540**
Money management funds	**20,440**	**153,396**
Foreign unlisted bonds	**7**	**53**

(d) Redemption schedule of securities which have maturities within other securities as of March 31, 2002 is as follows:

	Millions of yen				Thousands of U.S. dollars			
	Within 1 year	Over 1 year within 5 years	Over 5 years within 10 years	Over 10 years	Within 1 year	Over 1 year within 5 years	Over 5 years within 10 years	Over 10 years
Bonds								
Government bonds	**¥ –**	**¥ 0**	**¥ –**	**¥ –**	**$ –**	**$ 0**	**$ –**	**$ –**
Corporate bonds	**8,379**	**1,711**	**–**	**–**	**62,882**	**12,841**	**–**	**–**
Other	**2**	**7**	**–**	**–**	**15**	**52**	**–**	**–**
Total	**¥8,381**	**¥1,718**	**¥–**	**¥–**	**$62,897**	**$12,893**	**$–**	**$–**

(2) As of and for the year ended March 31, 2001

(a) Other securities with readily determinable fair value as of March 31, 2001 are as follows:

	Millions of yen		
	Acquisition cost	Carrying amount	Difference
Securities with carrying amount exceeding acquisition cost:			
Stocks	¥159,376	¥1,110,176	¥950,800
Bonds			
Corporate bonds	13,702	13,723	21
Other bonds	–	–	–
Other	–	–	–
Subtotal	173,078	1,123,899	950,821
Securities with carrying amount not exceeding acquisition cost:			
Stocks	7,995	7,560	(435)
Bonds			
Government and municipal bonds, etc.	0	0	–
Corporate bonds	2,498	2,475	(23)
Other bonds	3	3	–
Other	720	720	–
Subtotal	11,216	10,758	(458)
Total	¥184,294	¥1,134,657	¥950,363

In this year, Toyota Industries recorded ¥2 million of impairment on an equity security included in securities with carrying amount not exceeding the cost lines.

(b) Other securities sold during the year ended March 31, 2001 are as follows:

Millions of yen		
Proceeds	Realized gains	Realized losses
¥23,689	¥15,317	¥0

Proceeds include ¥17,845 million of proceeds from the establishment of retirement benefit trust. And, realized gains include ¥15,080 million of gain on securities contribution to employee retirement benefit trust.

(c) Contents and carrying amount of securities (excluding held-to-maturity bonds within securities with fair value) without readily determinable fair value as of March 31, 2001 are as follows:

	Millions of yen
Held-to-maturity securities	¥ –
Other securities	
Domestic unlisted stocks excluding over-the-counter stocks	12,644
Commercial paper used in repurchase agreements	3,999
Bonds used in repurchase agreements	2,000
Money management funds	341
Foreign unlisted bonds	310

(d) Redemption schedule of securities which have maturities within other securities as of March 31, 2001 is as follows:

	Millions of yen			
	Within 1 year	Over 1 year within 5 years	Over 5 years within 10 years	Over 10 years
Bonds				
Government bonds	¥ –	¥ –	¥0	¥ –
Corporate bonds	10,702	4,518	–	978
Other	3	10	–	300
Securities other than bonds	6,022	129	–	–
Total	¥16,727	¥4,657	¥0	¥1,278

6. Inventories

Inventories as of March 31, 2002 and 2001 consist of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Finished goods	**¥27,490**	¥16,164	**$206,304**
Raw materials	**11,733**	10,329	**88,052**
Work in process	**25,193**	21,370	**189,066**
Supplies	**6,095**	4,900	**45,741**
Total	**¥70,511**	¥52,763	**$529,163**

7. Long-term debt

(1) Long-term debt as of March 31, 2002 and 2001 consists of the following:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
The Company:			
0.35% convertible bonds due 2003 without collateral	**¥ 75,742**	¥ 75,748	**$ 568,420**
2.70% bonds due 2008 without collateral	**30,000**	30,000	**225,141**
1.50% bonds due 2003 without collateral	**20,000**	20,000	**150,094**
2.15% bonds due 2008 without collateral	**20,000**	20,000	**150,094**
1.50% bonds due 2006 without collateral	**15,000**	15,000	**112,570**
1.94% bonds due 2009 without collateral	**15,000**	15,000	**112,570**
1.25% bonds due 2005 without collateral	**20,000**	20,000	**150,094**
1.91% bonds due 2010 without collateral	**20,000**	20,000	**150,094**
Consolidated subsidiaries:			
1.80% bonds due 2005	**300**	300	**2,251**
Long-term bank loans	**67,899**	53,555	**509,561**
Less: current portion of long-term debt	**(1,958)**	(1,108)	**(14,694)**
Total	**¥281,983**	¥268,495	**$2,116,195**

The conversion period of the 0.35% convertible bonds due 2003 is from May 1, 1996 to September 29, 2003 and the conversion price was ¥1,983.90 (US$14.89) per share as of March 31, 2002. The aggregate number of shares issuable upon conversion thereof at such conversion price was 38,178 thousand shares.

(2) Annual maturities of long-term debt as of March 31, 2002 are as follows:

Year ending March 31	Millions of yen	Thousands of U.S. dollars
2003	¥ 1,958	$ 14,694
2004	146,964	1,102,919
2005	3,783	28,390
2006	25,309	189,936
2007	15,603	117,096
2008 and thereafter	90,324	677,854
Total	¥283,941	$2,130,889

8. Assets pledged as collateral

(1) Assets pledged as collateral as of March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Investments in securities	**¥21,854**	¥23,116	**$164,008**
Buildings and structures	**4,213**	4,249	**31,617**
Land	**3,715**	3,190	**27,880**
Machinery, equipment and vehicles	**734**	383	**5,508**
Trade notes and accounts receivable	**449**	200	**3,369**
Other	**29**	29	**218**
Total	**¥30,994**	¥31,167	**$232,600**

(2) Secured liabilities as of March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Other current liabilities	**¥18,468**	¥17,608	**$138,596**
Short-term bank loans	**10,923**	8,702	**81,974**
Long-term debt	**2,691**	1,867	**20,195**
Total	**¥32,082**	¥28,177	**$240,765**

9. Contingent liabilities

Toyota Industries is contingently liable for guarantees as of March 31, 2002 and 2001 as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Guarantees given by the Company	**¥ 262**	¥ 338	**$ 1,966**
Guarantees given by consolidated subsidiaries	**5,205**	3,468	**39,062**
Guarantee forwards given by the Company	**3,881**	3,363	**29,126**
Acts similar to guarantees given by consolidated subsidiaries	**–**	10,289	**–**

Guarantees given by consolidated subsidiaries consist of 421,480 and 288,278 thousand of Swedish krona as of March 31, 2002 and 2001, and acts similar to guarantees given by consolidated subsidiaries consist of 855,299 thousand of Swedish krona as of March 31, 2001.

10. Accounting for notes receivable and notes payable maturing at year-end date

Although year-end dates of the years ended March 31, 2002 and 2001 were a holiday for banking institutions, the following notes receivable and notes payable were accounted as if they were settled at year-end date. Consequently, they are not included in trade notes and account receivable and trade notes and accounts payable on the balance sheet as of March 31, 2002 and 2001, respectively.

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Notes receivable	**¥ 763**	¥569	**$ 5,730**
Notes payable	**1,529**	857	**11,475**

11. Shareholders' equity

Under the Japanese Commercial Code, amounts equal to at least 10% of the sum of the cash dividends and other external appropriations paid by the Company and its domestic subsidiaries must be set aside as a legal reserve until it equals 25% of common stock. The legal reserve may be used to reduce a deficit or may be transferred to common stock by taking appropriate corporate action. In consolidation, the legal reserves of the Company and its domestic subsidiaries are accounted for as retained earnings.

Year-end cash dividend is approved at the Ordinary General Meeting of Shareholders of the Company held after the close of the fiscal year to which the dividend is applicable. In addition, interim cash dividends may be paid upon resolution of the Board of Directors, subject to limitations imposed by the Japanese Commercial Code.

Proceeds from the conversion of convertible bonds have been accounted for in approximately equal amounts as common stock and capital surplus. At least 50% of the proceeds have been accounted for as common stock, in accordance with the provisions of the Japanese Commercial Code.

12. Research and development expenses

Research and development expenses, which are included in selling, general and administrative expenses and manufacturing costs, amounted to ¥29,985 million (US$225,028 thousand), ¥26,196 million and ¥24,062 million for the years ended March 31, 2002, 2001 and 2000, respectively.

13. Derivative instruments

For the years ended March 31, 2002 and 2001

(1) Qualitative disclosure about derivatives

(a) Contents of derivative instruments into which Toyota Industries entered, policy with respect to entering into derivative instruments, and purpose of using derivative instruments:

Toyota Industries uses interest rate swap agreements and foreign currency forward contracts to reduce interest rate risks on borrowings and to hedge foreign currency risks on transactions denominated in foreign currencies (receivables and payables, securities, and forecasted transactions),respectively.

In the year ended March 31, 2002, Toyota Industries also used foreign currency option contracts to hedge foreign currency risks on transactions denominated in foreign currencies.

(b) Contents of risks related to derivative instruments:

Interest rate swaps, foreign currency forward contracts and foreign currency option contracts into which Toyota Industries entered have risks of fluctuations in interest rates and in foreign currency exchange rates. Due to the fact that counterparties to Toyota Industries represent major financial institutions which have high creditworthiness, Toyota Industries believes that the overall credit risk related to its financial instruments is insignificant.

(c) Controls in place over transactions handling derivative instruments:

Hedging transactions are executed and controlled based on Toyota Industries' internal rule and Toyota Industries' hedging activities are reported periodically to a director responsible for accounting.

(2) Quantitative disclosure about derivatives

Toyota Industries omitted this information because hedge accounting is applied to all of the derivative instruments into which Toyota Industries entered.

14. Retirement benefits

(1) Outline of retirement benefit plans:

The Company and its domestic subsidiaries maintain tax qualified pension plans and lump-sum indemnities plans, both of which are non-contributory defined benefit pension plans. In addition, certain foreign subsidiaries maintain non-contributory defined benefit pension plans. Since 1987, the Company has been transferring the covering percentages of pension plan from lump-sum indemnities plan to tax qualified pension plan. As of March 31, 2002, tax qualified pension plan covers 50% of total plans. Also, the Company established an employee retirement benefit trust.

(2) Components of allowance for retirement benefits as of March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Benefit obligation	**¥ 80,039**	¥ 71,458	**$ 600,668**
Plan assets	**(49,105)**	(46,513)	**(368,518)**
Unfunded benefit obligation	**30,934**	24,945	**232,150**
Unrecognized actuarial loss	**(9,581)**	(4,812)	**(71,902)**
Net amount recognized on the balance sheet	**21,353**	20,133	**160,248**
Prepaid pension expenses	**(5,115)**	(2,598)	**(38,386)**
Allowance for retirement benefits	**¥ 26,468**	¥ 22,731	**$ 198,634**

Certain subsidiaries use the simplified method to determine benefit obligations. Prepaid pension expenses are included in other investments and other assets. Allowance for retirement benefits on the balance sheet includes ¥2,372 million (US$17,794 thousand) and ¥2,803 million of allowance for retirement and severance benefits for directors and corporate auditors as of March 31, 2002 and 2001, respectively, as discussed in Note 3.

(3) Components of retirement benefit expenses for the years ended March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Service cost	**¥6,018**	¥ 3,799	**$45,163**
Interest cost	**1,843**	1,677	**13,831**
Expected return on plan assets	**(704)**	(637)	**(5,283)**
Amortization of transition obligation	**–**	19,057	**–**
Amortization of unrecognized actuarial loss	**225**	–	**1,689**
Retirement benefit expenses	**¥7,382**	¥23,896	**$55,400**

Retirement expenses of subsidiaries which adopted the simplified method are included in both service cost and amortization of transition obligation.

Due to the establishment of a retirement benefit trust in the year ended March 31, 2001, which was the first year of accounting standards for retirement benefit's adoption, amortization of transition obligation also included ¥17,845 million of one-time amortization of retirement benefit obligation which was equivalent to fair value of trust properties at the time of its contribution.

(4) Assumptions used for calculation of retirement benefits for the years ended March 31, 2002 and 2001 are as follows:

	2002	2001	
Method of attribution of estimated retirement benefits to periods of employee service: straight-line method			
Discount rate	**3.0%**	3.0%	
Expected return on plan assets	**3.0%**	3.0%	
Amortization period of unrecognized actuarial gains or losses	**20 years**	20 years	Straight-line method over the average remaining service period of employees starting from following year
Amortization period of net transition obligation	**–**	1 year	

15. Income taxes

(1) The significant components of deferred tax assets and liabilities as of March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Deferred tax assets:			
Allowance for retirement benefits	**¥ 4,090**	¥ 3,562	**$ 30,694**
Trade receivables	**3,282**	3,203	**24,630**
Accrued expenses	**3,272**	2,330	**24,555**
Net operating loss carry-forwards for tax purposes	**2,806**	2,290	**21,058**
Depreciation	**2,386**	1,708	**17,906**
Securities	**1,456**	1,034	**10,927**
Enterprise tax payable	**709**	1,058	**5,321**
Other	**9,608**	4,602	**72,105**
Subtotal	**27,609**	19,787	**207,196**
Less — valuation allowance	**(2,382)**	(2,448)	**(17,876)**
Total deferred tax assets	**25,227**	17,339	**189,320**
Deferred tax liabilities:			
Other securities	**319,819**	391,484	**2,400,143**
Depreciation	**4,290**	1,618	**32,195**
Land	**1,138**	1,112	**8,540**
Reserve for advanced depreciation	**338**	384	**2,537**
Reserve for special depreciation	**290**	96	**2,176**
Other	**3,506**	148	**26,311**
Total deferred tax liabilities	**329,381**	394,842	**2,471,902**
Net deferred tax liabilities	**¥(304,154)**	¥(377,503)	**$(2,282,582)**

Net deferred tax liabilities consist of the following components on the consolidated balance sheet.

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Current assets — deferred tax assets	**¥ 10,081**	¥ 8,686	**$ 75,655**
Investments and other assets — deferred tax assets	**2,237**	1,374	**16,788**
Current liabilities — deferred tax liabilities	**(494)**	(15)	**(3,707)**
Long-term liabilities — deferred tax liabilities	**(315,978)**	(387,548)	**(2,371,318)**
Net deferred tax liabilities	**¥(304,154)**	¥(377,503)	**$(2,282,582)**

(2) Reconciliations of differences between the statutory rate of income taxes and the effective rate of income taxes for the years ended March 31, 2002, 2001 and 2000 are as follows:

	2002	2001	2000
Statutory rate of income taxes	**41.2%**	41.2%	41.2%
Addition (reduction) in taxes resulting from:			
Equity in losses of affiliates	**0.8**	1.0	7.6
Net pre-tax losses of subsidiaries	**0.6**	1.4	3.5
Elimination of dividend income	**0.7**	0.9	1.3
Dividends income and others permanently not recognized as taxable income	**(5.4)**	(6.7)	(8.6)
Amortization of goodwill	**4.1**	–	–
Other	**(0.8)**	1.0	1.3
Effective rate of income taxes	**41.2%**	38.8%	46.3%

16. Leases

(1) Finance leases (as a lessee) which do not transfer ownership of leased properties to lessees

(a) Pro forma information regarding the leased properties such as acquisition cost and accumulated depreciation, which are not reflected in the accompanying consolidated balance sheets, as of March 31, 2002 and 2001 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Machinery and equipment:			
Acquisition cost equivalents	**¥5,849**	¥2,339	**$43,895**
Accumulated depreciation equivalents	**1,391**	910	**10,439**
Machinery and equipment net balance equivalents	**4,458**	1,429	**33,456**
Tools, furniture and fixtures:			
Acquisition cost equivalents	**5,313**	4,660	**39,872**
Accumulated depreciation equivalents	**2,530**	2,228	**18,987**
Tools, furniture and fixtures net balance equivalents	**2,783**	2,432	**20,885**
Total net leased properties	**¥7,241**	¥3,861	**$54,341**

Acquisition cost equivalents include the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment at year-end is immaterial.

(b) Pro forma information regarding future minimum lease payments as of March 31, 2002 and 2001 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Due within 1 year	**¥1,937**	¥1,302	**$14,537**
Due after 1 year	**5,304**	2,559	**39,805**
Total	**¥7,241**	¥3,861	**$54,342**

The amount equivalent to future minimum lease payments as of the end of the year includes the imputed interest expense portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment at year-end is immaterial.

(c) Total lease payments for the years ended March 31, 2002, 2001 and 2000 are as follows:

	Millions of yen	Thousands of U.S. dollars
2002	**¥1,842**	**$13,824**
2001	1,505	–
2000	1,749	–

Pro forma depreciation expenses, which are not reflected in the accompanying consolidated statements of income, are computed mainly by the straight-line method, which assumes zero residual value and leasing term to be useful lives for the years ended 2002, 2001 and 2000, and are equivalent to the amount of total lease payments of the above.

(2) Operating leases (as a lessee)

(a) Pro forma future lease payments under operating leases as of March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Due within 1 year	**¥ 2,545**	¥ 5,116	**$19,099**
Due after 1 year	**9,696**	9,543	**72,766**
Total	**¥12,241**	¥14,659	**$91,865**

(3) Finance leases (as a lessor) which do not transfer ownership of leased properties to lessees

(a) Information regarding leased properties such as acquisition cost and accumulated depreciation under finance leases as of March 31, 2002 and 2001 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Machinery and equipment:			
Acquisition cost	**¥6,975**	¥–	**$52,345**
Accumulated depreciation	**4,005**	–	**30,056**
Total net leased property	**¥2,970**	¥–	**$22,289**

(b) Pro forma information regarding future minimum lease payments as of March 31, 2002 and 2001 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Due within 1 year	**¥1,658**	¥–	**$12,443**
Due after 1 year	**2,966**	–	**22,259**
Total	**¥4,624**	¥–	**$34,702**

The amount equivalent to future minimum lease payments includes the imputed interest income portion because the percentage which is computed by dividing future minimum lease payments by total balance of property, plant and equipment at year-end is immaterial.

(c) Total lease receipts and depreciation expenses for the years ended March 31, 2002 and 2001 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Total lease payments to be received	**¥2,220**	¥–	**$16,660**
Depreciation expenses	**1,112**	–	**8,345**

(4) Operating leases (as a lessor)

Pro forma information regarding future minimum rentals under operating leases as of March 31, 2002 and 2001 is as follows:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Due within 1 year	**¥ 4,525**	¥1,456	**$33,959**
Due after 1 year	**7,147**	7,717	**53,636**
Total	**¥11,672**	¥9,173	**$87,595**

17. Subsequent event

On June 27, 2002, the shareholders of the Company authorized payment of a year-end cash dividend to shareholders of record as of March 31, 2002 of ¥10 (US$0.075) per share, or a total of ¥3,127 million (US$23,467 thousand), and bonuses to directors and corporate auditors of ¥208 million (US$1,561 thousand). Cash dividends for the year totaled ¥19 (US$0.143) per share, including interim cash dividend of ¥9 (US$0.068).

18. Segment information

(1) Business segments

As of and for the years ended March 31, 2002, 2001 and 2000:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Sales:				
Automobile				
Outside customer sales	**¥ 563,599**	¥457,631	¥423,413	**$4,229,636**
Intersegment transactions	**15,412**	4,097	3,335	**115,662**
	579,011	461,728	426,748	**4,345,298**
Materials handling equipment				
Outside customer sales	**353,043**	236,502	149,085	**2,649,479**
Intersegment transactions	**44**	–	–	**330**
	353,087	236,502	149,085	**2,649,809**
Textile machinery				
Outside customer sales	**30,705**	33,238	23,135	**230,432**
Intersegment transactions	**50**	–	–	**375**
	30,755	33,238	23,135	**230,807**
Others				
Outside customer sales	**32,816**	40,012	30,140	**246,274**
Intersegment transactions	**11,056**	4,531	2,613	**82,972**
	43,872	44,543	32,753	**329,246**
Subtotal	**1,006,725**	776,011	631,721	**7,555,160**
Elimination of intersegment transactions	**(26,562)**	(8,628)	(5,948)	**(199,340)**
Total	**¥ 980,163**	¥767,383	¥625,773	**$7,355,820**
Operating costs and expenses:				
Automobile	**¥ 550,051**	¥433,203	¥402,320	**$4,127,962**
Materials handling equipment	**339,721**	221,955	143,335	**2,549,502**
Textile machinery	**31,146**	33,203	26,107	**233,741**
Others	**39,390**	40,178	32,001	**295,610**
Elimination of intersegment transactions	**(26,475)**	(8,460)	(6,857)	**(198,687)**
Total	**¥ 933,833**	¥720,079	¥596,906	**$7,008,128**
Operating income (loss):				
Automobile	**¥ 28,960**	¥ 28,525	¥ 24,428	**$ 217,336**
Materials handling equipment	**13,366**	14,547	5,750	**100,307**
Textile machinery	**(391)**	35	(2,972)	**(2,934)**
Others	**4,482**	4,365	752	**33,636**
Elimination of intersegment transactions	**(87)**	(168)	909	**(653)**
Total	**¥ 46,330**	¥ 47,304	¥ 28,867	**$ 347,692**

(Continued from page 73)

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Assets:				
Automobile	**¥ 317,133**	¥ 282,504	¥266,839	**$ 2,379,985**
Materials handling equipment	**319,335**	270,975	81,343	**2,396,510**
Textile machinery	**22,323**	25,404	23,427	**167,527**
Others	**31,640**	15,487	18,012	**237,448**
Corporate assets or elimination	**1,079,970**	1,275,272	296,293	**8,104,841**
Total	**¥1,770,401**	¥1,869,642	¥685,914	**$13,286,311**
Depreciation and amortization:				
Automobile	**¥ 33,403**	¥ 31,764	¥ 31,707	**$ 250,679**
Materials handling equipment	**18,882**	10,766	7,751	**141,704**
Textile machinery	**797**	1,034	978	**5,981**
Others	**2,307**	3,071	2,398	**17,313**
Corporate or elimination of intersegment transactions	**(215)**	(181)	(82)	**(1,614)**
Total	**¥ 55,174**	¥ 46,454	¥ 42,752	**$ 414,063**
Capital expenditures:				
Automobile	**¥ 61,023**	¥ 54,734	¥ 33,058	**$ 457,959**
Materials handling equipment	**26,337**	70,673	5,426	**197,651**
Textile machinery	**523**	320	1,042	**3,925**
Others	**903**	2,311	5,794	**6,777**
Corporate or elimination of intersegment transactions	**(466)**	(765)	(574)	**(3,497)**
Total	**¥ 88,320**	¥ 127,273	¥ 44,746	**$ 662,815**

Main products of each segment are as follows:

Automobile .... Passenger vehicles, diesel and gasoline engines, car air-conditioning compressors
Materials handling equipment .... Counterbalanced forklift trucks, warehouse trucks, skid steer loaders, automated storage and retrieval systems, automatic guided vehicles
Textile machinery .... Ring spinning frames, air-jet looms, water-jet looms
Others .... Ball grid array plastic package substrates for IC chipsets, casting machines

Corporate assets as of March 31, 2002 and 2001, included in corporate assets or elimination amounting to ¥1,093,812 million (US$8,208,720 thousand) and ¥1,278,393 million, respectively, consist mainly of cash and cash equivalents, short-term investments and investments in securities held by the Company.

Effective beginning the year ended March 31, 2001, the new accounting standards for retirement benefits have been applied. Consequently, operating costs and expenses increased by ¥721 million for the Automobile Segment, ¥197 million for the Materials Handling Equipment Segment, ¥41 million for the Textile Machinery Segment and ¥46 million for the Others Segment, and operating income for each segment decreased by the same amount.

Effective beginning the year ended March 31, 2001, allowance for retirement and severance benefits for directors and corporate auditors has been recorded. Consequently, operating costs and expenses increased by ¥145 million for the Automobile Segment, ¥37 million for the Materials Handling Equipment Segment, ¥10 million for the Textile Machinery Segment and ¥4 million for the Others Segment, and operating income for each segment decreased by the same amounts.

Effective beginning the year ended March 31, 2001, the new accounting standards for financial instruments have been applied. Consequently, assets increased by ¥40 million for the Materials Handling Equipment Segment and ¥942,594 million for corporate assets or elimination.

Effective beginning the year ended March 31, 2000, the new accounting standards for income taxes have been applied. Consequently, assets increased by ¥3,335 million for the Automobile Segment, ¥1,221 million for the Materials Handling Equipment Segment, ¥442 million for the Textile Machinery Segment, ¥621 million for the Others Segment and ¥4,247 million for corporate assets or elimination.

As discussed in Note 3, from the year ended March 31, 2000, revenue and expense accounts of overseas subsidiaries have been translated into Japanese yen at annual average rates, while up to and including the year ended March 31, 1999, year-end rates had been used. Consequently, sales, operating income, assets, depreciation and amortization, and capital expenditures increased by ¥4,477 million, ¥251 million, ¥145 million, ¥287 million and ¥960 million, respectively, for the Automobile Segment, and increased by ¥5,856 million, ¥338 million, ¥210 million, ¥135 million and ¥303 million, respectively, for the Materials Handling Equipment Segment. For the Textile Machinery Segment, sales, operating loss, depreciation and amortization, and capital expenditures increased by ¥99 million, ¥30 million, ¥12 million and ¥5 million, respectively, and assets decreased by ¥36 million.

(2) Geographical segments

As of and for the years ended March 31, 2002, 2001 and 2000:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Sales:				
Japan				
Outside customer sales	**¥ 675,346**	¥586,087	¥531,274	**$5,068,263**
Intersegment transactions	**61,097**	31,770	25,309	**458,514**
	736,443	617,857	556,583	**5,526,777**
North America				
Outside customer sales	**180,535**	123,355	79,232	**1,354,859**
Intersegment transactions	**1,392**	337	–	**10,447**
	181,927	123,692	79,232	**1,365,306**
Europe				
Outside customer sales	**121,036**	55,826	–	**908,338**
Intersegment transactions	**5,426**	749	–	**40,720**
	126,462	56,575	–	**949,058**
Others				
Outside customer sales	**3,246**	2,115	15,267	**24,360**
Intersegment transactions	**652**	478	589	**4,893**
	3,898	2,593	15,856	**29,253**
Subtotal	**1,048,730**	800,717	651,671	**7,870,394**
Elimination of intersegment transactions	**(68,567)**	(33,334)	(25,898)	**(514,574)**
Total	**¥ 980,163**	¥767,383	¥625,773	**$7,355,820**
Operating costs and expenses:				
Japan	**¥ 695,442**	¥577,381	¥533,987	**$5,219,077**
North America	**177,442**	118,422	74,547	**1,331,648**
Europe	**125,345**	53,724	–	**940,675**
Others	**4,011**	2,841	15,358	**30,101**
Elimination of intersegment transactions	**(68,407)**	(32,289)	(26,986)	**(513,373)**
Total	**¥ 933,833**	¥720,079	¥596,906	**$7,008,128**
Operating income (loss):				
Japan	**¥ 41,001**	¥ 40,476	¥ 22,596	**$ 307,700**
North America	**4,485**	5,270	4,685	**33,658**
Europe	**1,117**	2,851	–	**8,383**
Others	**(113)**	(248)	498	**(848)**
Elimination of intersegment transactions	**(160)**	(1,045)	1,088	**(1,201)**
Total	**¥ 46,330**	¥ 47,304	¥ 28,867	**$ 347,692**

(Continued from page 75)

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Assets:				
Japan	**¥ 511,856**	¥ 460,474	¥361,459	**$ 3,841,321**
North America	**156,188**	126,520	44,035	**1,172,142**
Europe	**202,078**	158,351	–	**1,516,532**
Others	**5,757**	4,987	17,322	**43,205**
Corporate assets or elimination	**894,522**	1,119,310	263,098	**6,713,111**
Total	**¥1,770,401**	¥1,869,642	¥685,914	**$13,286,311**

Significant countries or areas belonging to each segment are as follows:

North America .... U.S.A., Canada
Europe .... Sweden, France, Germany
Others .... India, China

Corporate assets as of March 31, 2002 and 2001, included in corporate assets or elimination amounting to ¥1,093,812 million (US$8,208,720 thousand) and ¥1,278,393 million, respectively, consist mainly of cash and cash equivalents, short-term investments and investments in securities held by the Company.

Effective beginning the year ended March 31, 2001, the Europe Segment was separated from the Others Segment because business there increased in importance. Sales, operating income and assets of the Europe Segment in the prior year were ¥14,822 million, ¥681 million and ¥13,472 million, respectively.

Effective beginning the year ended March 31, 2001, the new accounting standards for retirement benefits have been applied. Consequently, operating costs and expenses of the Japan Segment increased by ¥1,005 million and operating income of the Japan Segment decreased by the same amount.

Effective beginning the year ended March 31, 2001, allowance for retirement and severance benefits for directors and corporate auditors have been recorded. Consequently, operating costs and expenses of the Japan Segment increased by ¥196 million and operating income of the Japan Segment decreased by the same amount.

Effective beginning the year ended March 31, 2001, the new accounting standards for financial instruments have been applied. Consequently, assets increased by ¥40 million for the Japan Segment and ¥942,594 million for corporate assets or elimination.

Effective beginning the year ended March 31, 2000, the new accounting standards for income taxes have been applied. Consequently, assets increased by ¥9,025 million for the Japan Segment, ¥811 million for the North America Segment and ¥31 million for the Others Segment.

As discussed in Note 3, from the year ended March 31, 2000, revenue and expense accounts of overseas subsidiaries have been translated into Japanese yen at annual average rates while year-end rates had been used until the year ended March 31, 1999. Consequently, sales, operating income and assets increased by ¥8,031 million, ¥475 million and ¥308 million for the North America Segment, ¥2,401 million, ¥84 million and ¥11 million for the Others Segment.

(3) Overseas sales

For the years ended March 31, 2002, 2001 and 2000:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Overseas sales:				
North America	**¥181,177**	¥140,161	¥ 90,314	**$1,359,677**
Europe	**160,456**	102,666	–	**1,204,173**
Others	**54,837**	55,967	101,678	**411,535**
Total	**¥396,470**	¥298,794	¥191,992	**$2,975,385**
Total sales	**¥980,163**	¥767,383	¥625,773	**$7,355,820**
Ratio of overseas sales to total sales (%):				
North America	**18.5%**	18.2%	14.4%	
Europe	**16.4**	13.4	–	
Others	**5.5**	7.3	16.3	
Total	**40.4%**	38.9%	30.7%	

Significant countries or areas belonging to each area are as follows:

North America .... U.S.A., Canada
Europe .... Germany, France, U.K.
Others .... China, Indonesia, Australia, Korea, Taiwan, Thailand

The Europe area, which had been included in Others until the year ended March 31, 2000, has been separately disclosed beginning the year ended March 31, 2001 due to its increased materiality. Sales to the Europe area were ¥54,034 million (8.6% of total sales) in the previous year.

As discussed in Note 3, beginning the year ended March 31, 2000, revenue and expense accounts of overseas subsidiaries have been translated into Japanese yen at annual average rates, while until the year ended March 31, 1999 year-end rates had been used. Consequently, overseas sales increased by ¥8,027 million for the North America area and ¥2,347 million for the Others area.

19. Related party transactions

The following transactions were carried out with related parties:

(1) Sales of goods and services for the years ended March 31, 2002, 2001 and 2000 are as follows:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Toyota Motor Corporation	**¥410,995**	¥425,377	¥393,780	**$3,084,390**

Toyota Motor Corporation held 24.67% of the Company's shares as of March 31, 2002, 2001 and 2000, respectively. The above transactions were carried out on commercial terms and conditions.

(2) Purchase of goods and services for the years ended March 31, 2002, 2001 and 2000 are as follows:

Purchase of goods:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Toyota Motor Corporation	**¥284,531**	¥195,514	¥184,935	**$2,135,317**

Purchase of services:

	Millions of yen			Thousands of U.S. dollars
	2002	2001	2000	**2002**
Toyota Motor Corporation	**¥2,333**	¥4,685	¥4,848	**$17,509**
Toyota Industries Health Insurance Society	**72**	69	62	**540**
Toyota Medical Corporation	**42**	33	32	**315**
Total	**¥2,447**	¥4,787	¥4,942	**$18,364**

Toyota Industries Health Insurance Society's chairman as of March 31, 2002 and 2001 is Shiro Endo, who is a director of the Company and holds 0.01% of the Company's shares, and Shigetaka Mitomo as of March 31, 2000, who was a corporate auditor of the Company. Toyota Medical Corporation's chairman as of March 31, 2002, 2001 and 2000 is Yoshitoshi Toyoda, who is a director of the Company and holds 0.05%, 0.05% and 0.06% of the Company's shares, respectively. The transactions above were carried out on commercial terms and conditions.

(3) Outstanding balances arising from sale/purchase of goods/services as of March 31, 2002 and 2001 are as follows:

Receivables from a related party:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Toyota Motor Corporation	**¥20,873**	¥35,483	**$156,645**

Payable to a related party:

	Millions of yen		Thousands of U.S. dollars
	2002	2001	**2002**
Toyota Motor Corporation	**¥30,527**	¥18,214	**$229,096**

(4) Loans to an affiliate for the year ended March 31, 2001 are as follows:

	Millions of yen
Balance at the beginning of the year	¥ 8,600
Loans made during the year	–
Repayments during the year	(8,600)
Balance at the end of the year	¥ –

A loan was made to ST Liquid Crystal Display Corp., in which the Company owns 50.0% of the shares, and given on commercial terms and conditions without any collateral.

20. Stock-based compensation

The introduction for the first time of an incentive plan involving the granting of stock options was approved at the Ordinary General Meeting of Shareholders in June 2001. Consequently, options on a total of 500,000 shares, the maximum allowable, were granted at a predetermined exercise price to all directors and certain employees. The purpose of this plan is to further sharpen the motivation of senior management in enhancing shareholder value. The grant price is the higher of the closing price on the Tokyo Stock Exchange on the date of grant and 1.05 times the average closing price in the full calendar month prior to the month of the grant date. Recipients may not exercise the option within the first two years. Subsequent to that initial period, the option must be exercised or waived within the next two years.

To finance this plan, we purchased 499,200 shares of common stock (¥1.3 billion) as treasury stock in fiscal 2002.

In June 2002, the Ordinary General Meeting of Shareholders approved a warrant, which earmarks a maximum of 800,000 shares of common stock to be further distributed among directors and employees.

Report of Independent Accountants

ChuoAoyama Audit Corporation

PRICEWATERHOUSECOOPERS

Dai Nagoya Building
3-28-12,Meieki,Nakamura-ku
Nagoya,450-8565 Japan
Telephone 81-52-551-3001
Facsimile 81-52-551-3005

June 27, 2002

To the Board of Directors of
Toyota Industries Corporation

We have audited the accompanying consolidated balance sheets of Toyota Industries Corporation and its consolidated subsidiaries as of March 31, 2002 and 2001, and the consolidated statements of income, shareholders' equity and cash flows for the three years in the period ended March 31, 2002, expressed in Japanese yen. Our audits were made in accordance with auditing standards, procedures and practices generally accepted and applied in Japan and, accordingly, included such tests of the accounting records and such other auditing procedures as we considered necessary in the circumstances.

In our opinion, the consolidated financial statements referred to above present fairly the consolidated financial position of Toyota Industries Corporation and its consolidated subsidiaries as of March 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for the three years in the period ended March 31, 2002 in conformity with accounting principles and practices generally accepted in Japan (see Note 1) applied on a consistent basis, except for the changes described in the next two paragraphs.

As described in Note 3, effective for the year ended March 31, 2000, Toyota Industries Corporation has changed its method of translation of foreign subsidiaries' financial statements.

As described in Note 3, effective for the year ended March 31, 2001, Toyota Industries Corporation has changed its method of allowance for retirement and severance benefits for directors and corporate auditors.

As described in Note 3, effective for the year ended March 31, 2000, Toyota Industries Corporation and its Japanese consolidated subsidiaries have adopted new Japanese accounting standards for income taxes.

As described in Note 3, effective for the year ended March 31, 2001, Toyota Industries Corporation and its Japanese consolidated subsidiaries have adopted new Japanese accounting standards for retirement benefits, financial instruments and foreign currency transactions.

The amounts expressed in U.S. dollars, which are provided solely for the convenience of readers outside Japan, have been translated on the basis set forth in Note 1 to the accompanying consolidated financial statements.

ChuoAoyama Audit Corporation



Toyota Industries Close-up

Founded in 1926 by Japanese inventor Sakichi Toyoda as a manufacturing company of automatic looms, Toyota Industries Corporation has grown into a diverse enterprise covering a wide range of businesses, from automobiles to electronics. Today, the company is divided into four segments: Automobile, Materials Handling Equipment, Textile Machinery and Others. Each of these segments is further divided into various subcategories of businesses and operations. The following pages provide a closer look at our extensive range of business fields and product groups.

Materials Handling Equipment

TOYOTA Material Handling Company

A Solid Presence in World Markets

TOYOTA Material Handling Company ("TMHC") was formed in April 2001 when Toyota Industries took over Toyota Motor Corporation's ("TMC's") Industrial Equipment Sales Division and integrated it with the Industrial Vehicle Division and the Materials Handling System Division.

Note: TMHC is an "in-house" company (a division of Toyota Industries) and not a legally incorporated entity.

TMHC is a world leader in forklift trucks, with a full lineup of internal combustion and electric models ranging in capacity from 0.5 to over 40 tons. The company also develops and manufactures a variety of other industrial vehicles, including tow tractors and skid steer loaders.

TMHC also manufactures and markets materials handling systems; i.e., products for storing, conveying, sorting and picking. Armed with the Toyota Production System's wealth of expertise, TMHC is developing a product range that includes racks, automated storage and retrieval systems, and automatic guided vehicle systems.

Note: Toyota Industries' materials handling systems such as racks, automated storage and retrieval systems, and automatic guided vehicle systems are sold only in Japan.

■ **Products for the Japanese Market — Industrial Vehicles**



GENEO *(7FD25)*
Internal Combustion Counterbalanced Forklift Truck



GENEO-B *(7FB15)*
Electric Counterbalanced Forklift Truck



GENEO-R *(7FBR15)*
Reach Truck



Tow Tractor
(2TD20)



Skid Steer Loader
(4SDKL8)

■ **Products for the Japanese Market — Materials Handling Systems**



Partner Rack (Rail-Less Mobile Type)
Rail-Less Mobile Rack



Rack Sorter B
Automated Storage and Retrieval System (Plastic Container Type)



Rack Sorter P
Automated Storage and Retrieval System (Pallet Type)



2AFBR15
Automatic Guided Forklift Truck



Road Sorter H
(ACBH10)
Automatic Guided Vehicle System

■ Products for the North American Market


TOYOTA

7FGCU25
Internal Combustion Cushion Tire Counterbalanced Forklift Truck



7FBCU25
Electric 4-Wheel Cushion Tire Counterbalanced Forklift Truck



7FGCU35-BCS
Internal Combustion Cushion Tire Counterbalanced Forklift Truck—Boxcar Special Model



7FBCU35
Electric 4-Wheel Cushion Tire Counterbalanced Forklift Truck



7FDU35
Internal Combustion Pneumatic Tire Counterbalanced Forklift Truck

■ Products for the European Market



7FGF/FDF25
Internal Combustion Counterbalanced Forklift Truck



7FB15
Electric Counterbalanced Forklift Truck



7FBRE
Reach Truck



Easymover
Electric Pallet Truck



SLL12.5
Stacker Truck with Folding Platform

Materials Handling Equipment

BT Industries AB

Global Supplier of Warehouse Trucks

Headquartered in Sweden, BT Industries AB ("BT Industries") is the world's leading supplier of warehouse trucks. BT Industries manufactures in seven plants in Europe and North America, where the company has particularly strong customer bases. BT Industries' products contribute to efficient materials handling operations for customers in approximately 70 countries. BT Industries meets the needs of the entire spectrum of materials handling, with products including hand pallet trucks, electric pallet trucks, reach trucks, very narrow aisle trucks, and counterbalanced forklift trucks. Some examples are shown below.





BT LIFTER
Hand Pallet Truck



BT MINIMOVER
Electric Pallet Truck



BT ORION
Electric Pallet Truck



BT IXION
Stacker Truck



BT REFLEX AC
Reach Truck



BT OPUS
Low Level Order Picking Truck



BT OPAL
High Level Order Picking Truck



BT VECTOR
Very Narrow Aisle Truck



BT CARGO
Counterbalanced Truck


RAYMOND
Above. And beyond.™



Raymond Model 112 Pallet Truck
Electric Pallet Truck



Raymond Reach-Fork Truck
Reach Truck



Raymond EASi™ Orderpicker Truck
Order Picking Truck



Raymond Swing-Reach Truck
Very Narrow Aisle Truck

Compressor Division

Compressors — the Core of Car Air Conditioners

Toyota Industries' Compressor Division develops car air-conditioning compressors that are a cut above the competition. Our proprietary technology has allowed us to stay on top of the industry with various developments. These include swash plate compressors with fixed displacement, swash plate compressors with continuous variable displacement, scroll-type and vane-type compressors, and electric compressors for electric cars.



■ Fixed Displacement Type



10S17 Compressor
(Fixed Displacement, Swash Plate Type)



SCS06 Compressor
(Scroll Type)



SV07 Compressor
(Vane Type)

■ Continuous Variable Displacement Type



7SBU16 Compressor
(Variable Displacement, Swash Plate Type)



7SEU16 Compressor
(External Signal-Controlled, Variable Displacement, Clutchless Type)

■ For Electric Vehicles



ES25 Electric Compressor
(Hermetic Scroll Type)

■ Auxiliary Car Heater



Viscous Type Power Heater
(Vehicle Cabin Supplementary Heater)

Vehicle Division

Building Safe, Environmentally Friendly Cars

Toyota Industries currently assembles the Vitz (Yaris in Europe), the RAV4, and the bB Open Deck for TMC. The fuel-efficient, environmentally friendly Vitz is a strategic small car for TMC in global markets. The RAV4 sport utility vehicle is exported to the U.S. and Europe. Available only in Japan, the bB Open Deck has open space in the back, like a pickup truck, that can be used for hauling bulky cargo.



Vitz
(Yaris in Europe)



RAV4



bB Open Deck
(available only in Japan)

Engine Division

From Small Cars to Large Industrial Vehicles

Toyota Industries manufactures car and industrial vehicle engines ranging in capacity from 1.5 to 5.2 liters. All the car engines we manufacture are sold to TMC and then fitted in TOYOTA cars. The diesel engines we manufacture for TMC offer plenty of power yet are easy on the environment thanks to their light weight and low noise and vibration. Our industrial vehicle engines are fitted in forklift trucks and other industrial vehicles manufactured by TMHC and are a reason these products offer both high output and low environmental impact.

■ **Diesel Engines**



1CD Diesel Engine
(Displacement: 2.0 Liters, Used in the RAV4 for Europe and Corolla)



1HD-FTE Diesel Engine
(Displacement: 4.2 Liters, Used in the Land Cruiser)

■ **Gasoline Engines**



2UZ Gasoline Engine
(Displacement: 4.7 Liters, Used in the Lexus LX470)



1FZ-FE Gasoline Engine
(Displacement: 4.5 Liters, Used in the Land Cruiser)

Electronics

Technology Development Center

The Technology Development Center carries out product planning, design, and manufacture of products related mainly to power supply and communications. The Center manufactures DC-DC converters fitted in TOYOTA PRIUS hybrid cars, DC-AC inverters that convert 12V-DC car battery current to 100V AC (standard Japanese household current), and inductive battery charging systems for electric vehicles. It also develops and manufactures SS wireless modems.



DC-DC Converter for the PRIUS



DC-AC Inverter
(Pre-Installed Type)





Battery Charging System for EV

Electronics

ST Liquid Crystal Display Corp.

ST Liquid Crystal Display Corp. ("ST-LCD") was established in October 1997 as a 50-50 joint venture with Sony Corporation ("Sony"). The company makes low-temperature polysilicon TFT-LCDs. The main rationale behind the joint venture was that it would create an optimum manufacturing system through a combination of Sony's superb LCD technology and Toyota Industries' expertise in quality control and manufacturing technology.

The TFT-LCDs made by ST-LCD are used mainly for Sony digital video and still cameras, and PDAs. These next-generation TFT-LCDs are expected to create huge demand for a wide range of display device applications, including digital video and still cameras, PDAs, mobile phones, and monitors for car navigation systems.



Low-Temperature Polysilicon TFT-LCDs

Electronics

TIBC Corporation

TIBC Corporation ("TIBC") was formed in 1998 as a joint venture between Toyota Industries and Ibiden Co., Ltd. TIBC makes ball grid array (BGA) plastic package substrates for IC chipsets, an indispensable component of PCs, mobile phones, and video game systems. TIBC also manufactures flexible printed circuit (FPC) substrates for IC cards.



Ball Grid Array (BGA) Plastic Package Substrates for IC Chipsets



Flexible Printed Circuit (FPC) Substrates for Smart Cards

Textile Machinery Division

Innovation in the Global Textile Industry

Toyota Industries traces its roots back to Sakichi Toyoda's invention of the automatic loom over 75 years ago. Since then, we have developed and manufactured spinning, weaving, and other textile machinery that are marketed to customers around the world. To stay ahead of ever-advancing market needs, the Textile Machinery Division is enhancing its products with the latest communications, mechatronics, and other technologies.

The Textile Machinery Division continues its commitment to customer satisfaction with a complete range of high-quality products that meet the needs of today's global textile industry.

■ Weaving Machinery



JAT610 Air-Jet Loom



LW600 Series Water-Jet Loom



Mackee Eagle
Sizing Machine for Spun Yarn



Filamaster Express 610
Sizing Machine for Filament Yarn

■ Spinning Machinery



RX240NEW Ring Spinning Frame



FL100 Roving Frame



DX7A Drawing Frame

Sub-Division

Machinery & Tools Sub-Division

Superior Press Die Manufacturing Technology



The Machinery & Tools Sub-Division designs and manufactures high-precision, high-quality automobile press dies, mainly for TMC. We will continue to contribute to TMC's business with press dies that offer quality, cost efficiency, and fast delivery times.

The Machinery & Tools Sub-Division manufactures various types of automobile press dies and distributes them to Toyota Industries' Vehicle Division and TMC.

Sub-Division

Mechatronics Engineering Sub-Division

Designing and Producing Manufacturing Equipment for Toyota Industries

The work of the Mechatronics Engineering Sub-Division allows us to do more in-house manufacture of the all-important machining and assembly equipment. Through the design and production of superior manufacturing equipment, the Mechatronics Engineering Sub-Division supplies Toyota Industries' divisions and group companies with the advanced manufacturing technology that gives all of our businesses a competitive edge.





Equipment developed and manufactured by the Mechatronics Engineering Sub-Division is utilized by Toyota Industries' compressor business and ST-LCD, enhancing the productivity and competitiveness of these operations.

Major Developments in Toyota Industries' History



Founder
Sakichi Toyoda

Sakichi Toyoda was born in Shizuoka Prefecture, Japan, in 1867. He became an inventor while still in his teens and devoted his life to the study and development of textile machinery. Starting with a wooden handloom, he subsequently pioneered a new era in textile machinery with inventions that included Japan's first power loom, the circular loom and the Toyoda Automatic Loom Type G. Sakichi was awarded 84 patents and 35 utility models in his lifetime and is remembered with pride in Japan as one of the world's greatest inventors. We at Toyota Industries are proud to carry on the engineering spirit of our illustrious founder.



1924

Toyoda Automatic Loom Type G invented by Sakichi Toyoda.

1920s

1926

Toyoda Automatic Loom Works, Ltd. (now Toyota Industries Corporation) established to manufacture and market automatic looms invented by Sakichi Toyoda.



1929

Spinning frame production starts.

Automatic loom patent sold to Platt Brothers & Co., Ltd. of the U.K.

1930s

1933

Automobile Division set up.

1934

A-type automobile engine completed.

1935

Prototype of Model A1 passenger car completed.



Company unveils Model G1 truck at a new-car-release exhibition in Shibaura, Tokyo.



1937

Automobile Division separates and becomes Toyota Motor Co., Ltd. (now Toyota Motor Corporation).

1940s

1940

Steel Production Division separates and becomes Toyoda Steel Works, Ltd. (now Aichi Steel Corporation).



1944

Obu Plant starts operations, producing castings.

1949

Company stock listed on Tokyo, Osaka, and Nagoya Stock Exchanges.

1950s

1952

Automobile engine (S-type gasoline engine) production starts.



1953

Kyowa Plant starts operations, producing engines and assembling automobiles.

1955

Vehicle Division set up.

1956

Forklift truck production starts.



1959

P-type gasoline engine production starts.

1960s

1960

Shovel loader production starts.

Car air-conditioning compressor (CC3A type, CC3B type) production starts.



1963

Dump truck production starts.

Friction welder production starts.

1964

J-type diesel engine production starts.



1967

Nagakusa Plant starts operations, producing small commercial vehicles.

Publica (van) and Mini Ace (automobile) production starts.



Publica (van)

Electric counterbalanced forklift truck production starts.

1968

Open-end spinning machine production starts.



■ 1970s

1970

Takahama Plant starts operations, producing industrial vehicles.

1971

Corolla (van) production starts.

Divisional organization system introduced (3 divisions: Textile Machinery, Industrial Vehicle, and Vehicle).

Toyoda-Sulzer Manufacturing Ltd. established as a joint venture with Sulzer Brothers, Ltd. of Switzerland to produce projectile looms.

1974

6P-type compressor production starts.

1977

Swash plate compressor technology licensed to Chrysler and Ford.

Compressor Division separates from Textile Machinery Division.

1978

Starlet (automobile) production starts.



Aerial lift equipment production starts.

■ 1980s

1980

JA-type air-jet loom production starts.



1981

10P-type compressor production starts.



1982

Production starts on C-type diesel engines for small passenger cars.

Hekinan Plant starts operations, producing automobile diesel engines.

1985

Engine Division separates from Vehicle Division.

10PA-type compressor production starts.

1986

Company awarded the Deming Prize for quality control implementation.

X300 series forklift truck production starts.

1987

Sprinter Cielo (exported as the Collora Lift Back) production starts.

Electronics Sub-Division set up.

1988

Toyota Industrial Equipment Mfg., Inc. ("TIEM") established in Columbus, Indiana, U.S., as a joint venture with Toyota Motor Corporation.

RX100 ring spinning frame production starts.

1989

Michigan Automotive Compressor, Inc. ("MACI") established in Jackson, Michigan, U.S., as a joint venture with DENSO Corporation.

■ 1990s

1990

Sprinter Carib (automobile; exported as the Corolla Wagon) production starts.

Company receives 1990 PM Excellent Plant Award.

1992

Materials Handling System Division set up.

Production starts on automated storage and retrieval systems.

JAT600 air-jet loom production starts.

1993

RX200 ring spinning frame production starts.

1994

X500 series internal combustion counterbalanced forklift truck production starts.

Toyota Industry (Kunshan) Co., Ltd. ("TIK") established in China as a joint venture with Toyota Tsusho Corporation and Lioho Machine Works, Ltd.

R500 reach truck production starts.

1995

Toyota Industrial Equipment, S.A. ("TIESA") established in France as a joint venture with Toyota Motor Corporation and Manitou B.F.

7SB-type compressor production starts.

B500 electric counterbalanced forklift truck production starts.

Kirloskar Toyoda Textile Machinery Ltd. ("KTTM") established in India as a joint venture with the Kirloskar Group.

1996

JAT610 air-jet loom production starts.



RX240 ring spinning frame production starts.

1997

Compressor production at Kariya Plant reaches 100 million units.

6SE-type compressor production starts.

ST Liquid Crystal Display Corp. ("ST-LCD") established as a joint venture with Sony Corporation.

1998

TD Deutsche Klimakompressor GmbH ("TDDK") established in Germany as a joint venture with DENSO Corporation to produce car air-conditioning compressors.

GENEO (7FG/D outside Japan) internal combustion counterbalanced forklift trucks introduced.



TIBC Corporation ("TIBC") established as a joint venture with Ibiden Co., Ltd. ("Ibiden") to produce plastic package substrates for IC chipsets.

10S-type compressor production starts.

1999

Vitz (Yaris in Europe) production starts.



Company takes over water-jet loom business from Nissan Texsys Co., Ltd.

1CD-type diesel engine production starts.

GENEO-B (7FB outside Japan) electric counterbalanced forklift trucks introduced.

■ 2000s

2000

LW600 series water-jet loom production starts.

Company acquires BT Industries AB of Sweden, a world-leading manufacturer of warehouse trucks.

2UZ-type gasoline engine production starts.

Higashichita Plant starts operations, producing foundry parts.



2001

GENEO-R (7FBR outside Japan) reach truck production starts.

Company takes over the industrial equipment sales division of Toyota Motor Corporation.

TOYOTA Material Handling Company established as an in-house company.

RAV4 (SUV) production starts.

bB Open Deck (automobile) production starts.

Name changed to Toyota Industries Corporation.

2002

Company reorganizes the headquarters into the Corporate Center and the Business Support Center.

Corporate Organization

(As of July 1, 2002)



Board of Auditors
Auditors
Board of Directors
Chairman
President
Corporate Center
Audit Office
President's Office
Corporate Planning Dept.
Investor Relations Office
Business Planning Dept.
BT Office
Public Affairs Dept.
Finance Dept.
Global Human Resources Dept.
Technical Planning Dept.
Quality Control Dept.
Operations Management Consulting Dept.
Tokyo Office
Osaka Office
Business Support Center
Legal Dept.
Secretarial Dept.
General Administration Dept.
Employee Support Center
Accounting Dept.
Global Information Technology Dept.
Purchasing Dept.
Logistics Dept.
Safety, Health & Environment Dept.
Kaizen Support Dept.
Plant Engineering Dept.
Intellectual Property Dept.
Health Care Administration Center
TOYOTA Material Handling Company*
Textile Machinery Division
Compressor Division
Vehicle Division
Engine Division
Technology Development Center
Mechatronics Engineering Sub-Division
Machinery & Tools Sub-Division
[Committees & Councils]
Management Committee
Corporate Code of Conduct Council
Environmental Committee
Safety and Health Committee
Stock Option Council
Business Operation Committee
Human Resources Development Committee
Information Technology Promotion Committee
Manufacturing Technique Promotion Committee
Technical Committee

* *TOYOTA Material Handling Company is simply the name of a division of Toyota Industries, not a legally incorporated entity.*

Directors and Corporate Auditors

(As of June 27, 2002)

Board of Directors



Chairman
Akira Yokoi*



President
Tadashi Ishikawa*



Executive Vice President
Shozo Nakayama*



Executive Vice President
Koichiro Noguchi*



Executive Vice President
Tetsuro Toyoda*

Senior Managing Directors

Morio Kawamura*
Shiro Endo*
Kazuhiko Takeuchi*

Managing Directors

Norio Sato
Masazumi Konishi
Shinjiro Kamimura
Tatsuo Matsuura
Masanori Itoh
Akira Imura
Iwao Katayama

Honorary Chairman

Yoshitoshi Toyoda

Directors

Tatsuro Toyoda
Yoshimitsu Ogihara
Seiji Ueda
Shigetaka Yoshida
Tsuneyoshi Kajiwara
Shinichiro Matsuyama
Masafumi Kato
Yasuharu Toyoda
Kimpei Mitsuya
Hiroya Kono
Kazunori Yoshida
Kenji Takenaka
Kosaku Yamada
Satoshi Kaseda

* *Representative Director*

Corporate Auditors

Standing Corporate Auditors

Shigetaka Mitomo
Tadashi Komiya

Corporate Auditors

Iwao Isomura
Kosuke Shiramizu
Hiroshi Makino

Corporate Data

(As of March 31, 2002)

Plants and Offices

	Main Products	Number of Employees	Land Area (1,000 m²)
Kariya Plant	Textile machinery, car air-conditioning compressors	1,685	171
Takahama Plant	Forklift trucks, materials handling systems	1,507	329
Nagakusa Plant	Automobiles	2,146	271
Kyowa Plant	Semiconductors, electronics equipment, press dies	978	159
Obu Plant	Car air-conditioning compressors, die-cast parts	428	156
Hekinan Plant	Engines	1,279	271
Higashichita Plant	Foundry parts	305	332
Head Office and Others		1,348	846
Total		**9,676**	**2,535**

Note: Though not listed above, Higashiura Plant, which manufactures parts for car air-conditioning compressors, is scheduled to start operations in July 2002.

Consolidated Subsidiaries

Japan

	Location	Capital (thousands of the local currency)	Equity Ownership
TIBC Corporation	Aichi	¥3,000,000	65.0%
TOYOTA L&F Tokyo Co., Ltd.	Tokyo	¥350,000	90.0%
Logistics Planning Tokyo Co.,Ltd.	Tokyo	¥10,000	90.0%
Altex Co., Ltd.	Shizuoka	¥200,000	75.0%
Sun River Co., Ltd.	Osaka	¥150,000	81.3%
Izumi Machine Mfg. Co., Ltd.	Aichi	¥150,000	60.7%
TOYOTA L&F Keiji Co., Ltd.	Kyoto	¥140,000	65.0%
Tokyu Co., Ltd.	Aichi	¥135,000	63.3%
Mino Tokyu Co., Ltd.	Gifu	¥18,000	93.4%
Toyoda High System, Incorporated	Aichi	¥100,000	90.0%
Nishina Industrial Co., Ltd.	Nagano	¥100,000	59.1%
Advanced Logistics Solutions Co., Ltd.	Aichi	¥100,000	100.0%
Tokaiseiki Co., Ltd.	Shizuoka	¥98,000	92.1%
Logistec Co., Ltd.	Aichi	¥90,000	100.0%
SKE Inc.	Aichi	¥78,500	100.0%
SK Maintenance Inc.	Aichi	¥50,000	70.0%
Iwama Loom Works, Ltd.	Aichi	¥49,920	50.0%
Kawamoto System Corporation	Aichi	¥47,000	100.0%
Arti Inc.	Aichi	¥30,000	100.0%
TOYOTA L&F Shizuoka Co., Ltd.	Shizuoka	¥30,000	90.0%
Hara Corporation	Gifu	¥23,193	73.2%
Mizuho Industry Co., Ltd.	Aichi	¥20,000	93.8%
Sun Valley Inc.	Aichi	¥20,000	100.0%
Sun Staff, Inc.	Aichi	¥20,000	100.0%
Tokai System Institute Corp.	Aichi	¥10,000	100.0%
Shine's Inc.	Aichi	¥10,000	100.0%

Consolidated Subsidiaries

Outside Japan

	Location	Capital (thousands of the local currency)	Equity Ownership
Toyoda International Sweden AB *[1]	Mjölby, Sweden	SEK6,652,977	100.0%
BT Industries Group *[1] (63 companies)	–	–	–
Michigan Automotive Compressor, Inc.	Parma, Michigan, U.S.A.	US$146,000	60.0%
Toyota Industries North America, Inc. *[2]	Schaumburg, Illinois, U.S.A.	US$37,900	100.0%
Toyota Industrial Equipment Mfg., Inc. *[2]	Columbus, Indiana, U.S.A.	US$60,000	100.0%
Toyota Material Handling USA, Inc. *[2]	Irvine, California, U.S.A.	US$12,500	100.0%
ACTIS Manufacturing, Ltd. LLC *[2]	Grapevine, Texas, U.S.A.	US$2,000	60.0%
Toyota-Lift of Los Angeles, Inc. *[2]	Santa Fe Springs, California, U.S.A.	US$1,500	100.0%
Toyoda Textile Machinery, Inc. *[2]	Charlotte, North Carolina, U.S.A.	US$1,300	100.0%
TAL Personnel Service, Inc. *[2]	Charlotte, North Carolina, U.S.A.	US$100	100.0%
Kirloskar Toyoda Textile Machinery Ltd.	Bangalore, Karnataka, India	Rs1,116,200	89.4%
TD Deutsche Klimakompressor GmbH	Straßgräbchen, Germany	EUR20,452	65.0%
Toyota Industry (Kunshan) Co., Ltd.	Kunshan, Jiangsu, China	US$16,000	70.0%
Toyota Truck Norge AS	Trondheim, Norway	NOK110,000	100.0%
Toyota Truckutleie Norge AS	Trondheim, Norway	NOK100	100.0%
Toyota Truck Danmark A/S	Vejle, Denmark	DKK9,000	100.0%
Toyota Truckudlejning Danmark A/S	Vejle, Denmark	DKK500	100.0%
Toyota Industrial Equipment, S.A.	Ancenis, France	EUR9,000	60.0%
Toyota Gabelstapler Deutschland GmbH	Duisburg, Germany	DM1,400	100.0%
Toyota Industrial Equipment (UK) Limited	Castleford, West Yorkshire, U.K.	GBP48	100.0%
Toyota Industrial Equipment (Northern) Limited	Castleford, West Yorkshire, U.K.	GBP10	100.0%
Toyota Industrial Equipment Europe, S.A.R.L.	Ancenis, France	EUR75	100.0%
Toyota Carrelli Elevatoria Italia S.r.l.	Bologna, Italy	EUR1,250	100.0%

Unconsolidated Subsidiary Accounted for by the Equity Method

Outside Japan

	Location	Capital (thousands of the local currency)	Equity Ownership
BT Industries Group *[1] (1 company *[3])	–	–	–

Affiliates Accounted for by the Equity Method

Japan

	Location	Capital (thousands of the local currency)	Equity Ownership
ST Liquid Crystal Display Corp.	Aichi	¥50,000,000	50.0%
Taikoh Transportation Co., Ltd.	Aichi	¥83,985	46.2%

Outside Japan

	Location	Capital (thousands of the local currency)	Equity Ownership
BT Industries Group *[1] (16 companies)	–	–	–

*1 *BT Industries Group is composed of 80 subsidiaries and affiliates and is centered on the holding company BT Industries AB (headquartered in Mjölby, Sweden, capitalized at SEK560 million). Toyoda International Sweden AB held 99.3% of the outstanding shares of BT Industries AB as of March 31, 2002.*

*2 *Toyota Industries North America, Inc. is a holding company that exercises control over Toyota Industrial Equipment Mfg., Inc., Toyota Material Handling USA, Inc., ACTIS Manufacturing, Ltd. LLC, Toyota-Lift of Los Angeles, Inc., Toyoda Textile Machinery, Inc. and TAL Personnel Service, Inc.*

*3 *BT Industries AB temporarily holds more than a 50% share of the capital of the subsidiary.*

Note: ¥–Japanese yen; SEK–Swedish krona; US$–U.S. dollar; Rs–Indian rupee; EUR–Euro; NOK–Norwegian krone; DKK–Danish krone; DM–German mark; GBP–British pound

Investor Information

(As of March 31, 2002)

Corporate Head Office

TOYOTA INDUSTRIES CORPORATION
2-1, Toyoda-cho, Kariya-shi, Aichi-ken 448-8671, Japan
Telephone: +81-(0)566-22-2511
Facsimile: +81-(0)566-27-5650

Date of Establishment

November 18, 1926

Common Stock

Par value: ¥50
Authorized: 1,091,245,000 shares
Issued: 313,299,249 shares

Stock Exchange Listings

Tokyo, Osaka and Nagoya (Ticker Code : 6201)

Number of Shareholders

17,804

Independent Accountants

ChuoAoyama Audit Corporation
3-28-12, Meieki, Nakamura-ku, Nagoya-shi, Aichi-ken
450-8565, Japan

Transfer Agent

UFJ Trust Bank Limited
1-4-3, Marunouchi, Chiyoda-ku, Tokyo-to 100-0005, Japan
Telephone: +81-(0)3-3287-2211

Major Shareholders

	% of Ownership
Toyota Motor Corporation	24.67
DENSO Corporation	7.75
UFJ Bank Limited	5.00
Sumitomo Mitsui Banking Corporation	4.39
Nippon Life Insurance Company	3.23
UFJ Trust Bank Limited	3.13
Mitsui Sumitomo Insurance Co., Ltd.	2.51
Towa Real Estate Co., Ltd.	2.46
Mitsui Asset Trust and Banking Co., Ltd.	2.23
The Mitsubishi Trust and Banking Corporation	2.05

Common Stock Price & Trading Volume (Tokyo Stock Exchange)



High
Opening
Closing
Low
High
Closing
Opening
Low
Black: Opening Price > Closing Price
White: Closing Price > Opening Price
(yen)
(thousand shares)
3,000
2,500
2,000
1,500
1,000
500
0
24,000
20,000
16,000
12,000
8,000
4,000
0
Common stock price (left scale)
Trading volume (right scale)
4/97
7
10
1/98
4
7
10
1/99
4
7
10
1/00
4
7
10
1/01
4
7
10
1/02
4



Publications

Our *Corporate Brochure* and *Environmental Report* are available in both English and Japanese upon written request to the Public Affairs Department at our Corporate Head Office.

Internet Home Page

Updated information is published regularly on our Web site. (http://www.toyota-industries.com/)

Further Information

For further information, please write to the Investor Relations Office at our Corporate Head Office.

TOYOTA INDUSTRIES CORPORATION

2-1, Toyoda-cho, Kariya-shi, Aichi-ken 448-8671, Japan

Telephone: +81-(0)566-22-2511 Facsimile: +81-(0)566-27-5650

URL: http://www.toyota-industries.com/

TOYOTA

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